As filed with the Securities and Exchange Commission on November 22, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
AEARO TECHNOLOGIES INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3990 (Primary Standard Industrial Classification Code Number)	56-2443760 (I.R.S. Employer Identification No.)
5457 West 79th Street
Indianapolis, Indiana 46268
(317) 692-6666
(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)
Jeffrey S. Kulka
Chief Financial Officer, Senior Vice President and Secretary
5457 West 79th Street
Indianapolis, Indiana 46268
(317) 692-6666
(Name, address, including zip code, and telephone number, including area code, of agent for service or process)
With copies to:

Steven Khadavi, Esq.	Marc D. Jaffe, Esq.
Dorsey & Whitney LLP	Latham & Watkins LLP
250 Park Avenue	885 Third Avenue
New York, New York 10177	New York, NY 10022
(212) 415-9200	(212) 906-1200
      Approximate date of commencement of proposed sale to the public: As promptly as practicable after the effective date of this Registration Statement.
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐
      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered	Price Per Share	Offering Price(1)(2)	Fee

Common Stock, $0.01 par value per share			$230,000,000	$27,071

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes shares of common stock that the underwriters have the option to purchase solely to cover over-allotments, if any.
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not and the selling stockholders may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated November 22, 2005
Prospectus
                                     shares
Aearo Technologies Inc.
Common Stock
         This is the initial public offering of shares of common stock of Aearo Technologies Inc. No public market currently exists for our common stock.
      We currently anticipate that the initial public offering price of our common stock will be between $                    and $                    . We intend to apply to list our common stock on the New York Stock Exchange under the symbol “AER.”
      We are offering                      shares to be sold in the offering. The selling stockholders identified in this prospectus are selling                      shares of common stock. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.
      Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 13 of this prospectus.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, before expenses, to Aearo Technologies Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

      The selling stockholders have granted the underwriters a 30-day option to purchase up to                     additional shares to cover any over-allotments.
      Delivery of shares will be made on or about                     , 2005.
Joint Book-Running Managers

Bear, Stearns & Co. Inc.	Banc of America Securities LLC	Deutsche Bank Securities

JPMorgan
Morgan Keegan & Company, Inc.
The date of this prospectus is                     , 2005

HEARING HEARING & COMMUNICATIONS EYE, FACE & HEAD PRESCRIPTION SAFETY EYEWEAR RESPIRATORY FALL PROTECTION PRECISION ELECTRONICS AVIATION TRUCKING INDUSTRIAL/MILITARY OEM MANUFACTURER AND MARKETER OF PERSONAL PROTECTION EQUIPMENT ENERGY ABSORBING MATERIALS AND SYSTEMS ARE USED IN A VARIETY OF END MARKETS PROTECTING PEOPLE, PRODUCTS AND PERFORMANCE AEARO TECHNOLOGIES

PROSPECTUS SUMMARY
      In this prospectus, the words “Aearo,” the “Company,” “we,” “us,” and “our” refer to Aearo Technologies Inc. (formerly known as AC Safety Holding Corp.), a Delaware corporation, and its subsidiaries; “Aearo Corporation” refers to Aearo Corporation, a Delaware corporation and wholly-owned subsidiary of Aearo Technologies Inc.; and “Aearo Company” refers to Aearo Company I, a Delaware corporation and wholly-owned subsidiary of Aearo Corporation. References to our fiscal year refer to the twelve months ended September 30 of each year. The following summary contains basic information about us and this offering. It likely does not contain all the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire document, including the financial statements and related notes and the documents we have referred you to.
Our Company
      We are a global leader in the hearing, eye, face, head, respiratory and fall protection segments of the estimated $15 billion global personal protection equipment, or PPE, market. We manufacture and sell technologically-advanced hearing protection devices, communication headsets, prescription and non-prescription safety eyewear, face shields, reusable and disposable respirators, fall protection equipment, hard hats and other safety products. Our products are sold in more than 70 countries under the well-recognized brand names AOSafety®, E-A-R®, Peltor® and SafeWaze®. We also provide engineered system solutions using a wide array of proprietary energy absorbing composites that control noise, vibration and shock and are incorporated into other manufacturers’ products. These products are marketed under our brand name E-A-R® Specialty Composites. We place strong emphasis on new product development, innovation and protection of intellectual property. We believe that the strength of our brand names; our reputation for developing high-quality, innovative products; our coverage of multiple distribution channels targeting a wide array of end-users; our broad product offering; our global reach; and our commitment to providing exceptional customer service have enabled us to achieve leading market positions, strong margins and solid growth. Between fiscal year 2003 and fiscal year 2005, our net sales have increased at a compounded annual growth rate of 15.7%.
Segments
      We operate three business segments:

•	Safety Products;

•	Safety Prescription Eyewear; and

•	Specialty Composites.
      Through these three segments, we sell a wide range of products to industrial distributors, as well as into the consumer, military and construction channels and directly to industrial companies.
Safety Products Segment (75% of fiscal 2005 net sales)
      The Safety Products segment manufactures and sells products under the well-known brand names AOSafety®, E-A-R®, Peltor® and SafeWaze®. These products serve a variety of end-users, such as those in the construction, manufacturing, transportation, forestry, textile, mining, military, motor sports and health care markets. The products are categorized into:

•	Passive Hearing Protection. Our passive hearing protection products consist of disposable and reusable earplugs and passive earmuffs. We have been a leader in hearing conservation research and development since 1972, when we first introduced the cylindrical disposable earplug currently known as the E-A-R® Classic®. Our product line includes an innovative line of reusable earplugs, including our UltraFit® plugs, which are reusable and washable, and our FlexTM line of semiaural banded products which feature articulating arms that allow for use in multiple positions and easy storage around the neck.

•	Communication Headsets with Hearing Protection. In general, these headsets are equipped with noise attenuation features that are integrated into a variety of technologies, including FM radio, two-way radio, Bluetooth and duplex wireless communication, that permit the user to engage in a broad array of activities while receiving effective hearing protection. These products are marketed under the Peltor® brand name and primarily serve the military, law enforcement, industrial, fire safety and recreational (e.g., hunting and motor sports) markets.

•	Eye Protection. We offer a range of non-prescription safety eyewear products under the AOSafety® and Peltor® brands with a variety of styles, frame colors and lens options.

•	Face and Head Protection. We offer a wide variety of use-specific face and head protection products, including face shields, visors and hard hats, under both the AOSafety® and Peltor® brands.

•	Respiratory Protection. We offer a broad line of disposable dust and mist masks, cartridge-equipped quarter, half and full-face respirators, and single-use, escape respirators for emergencies under the AOSafety® brand.

•	Fall Protection. We offer a full line of fall protection equipment, including harnesses, lanyards and self-retracting lifelines. We market these products under the AOSafety® SafeWaze® brand.
Safety Prescription Eyewear Segment (9% of fiscal 2005 net sales)
      Our Safety Prescription Eyewear, or SRx, products are designed to protect the eyes of workers who require corrective lenses from the typical hazards encountered in industrial and other work environments. We grind and shape lenses to the end-user’s prescription, and then assemble the glasses using the end-user’s choice of frame. We manufacture and sell these products under the AOSafety® brand to a wide variety of end-user markets, such as utilities, transportation, industrial manufacturing and federal, state and local governments.
Specialty Composites Segment (16% of fiscal 2005 net sales)
      Our Specialty Composites segment manufactures a wide array of energy-absorbing materials that control noise, vibration and shock and are incorporated into other manufacturers’ products. Specific product applications for Specialty Composites’ materials, technology and engineering expertise include thermal acoustical systems in business and regional jet aircraft; protective and performance-enhancing components in precision electronic equipment; thermal acoustical treatments for heavy-duty trucks; and treatments to control noise, vibration and shock in a wide range of industrial and commercial equipment. Our Specialty Composites segment also produces the specially formulated foams used in the manufacture of our Safety Products’ earplugs.
Our Industries
Personal Protection Equipment
      Personal protection equipment encompasses all articles of equipment and clothing worn for the purpose of protecting against bodily injury, including safety eyewear and goggles, earmuffs and earplugs, respirators, hard hats, fall protection equipment, gloves, safety clothing and safety shoes. The size of the global PPE market is approximately $15 billion in annual sales, and we expect it to continue to grow at its historical annual growth rate of 3% to 4% per year over the next several years. Within this global market, we primarily compete in the approximately $4 billion hearing, eye, face, head, respiratory and fall protection segments. Historically, overall demand for personal protection equipment has been relatively stable due to government and industry regulations, the diverse end-user customer base and the non-discretionary and consumable nature of the products. We believe that the primary factors driving growth of the PPE industry include: (i) continued regulatory enforcement and compliance; (ii) increased adoption of product standards; domestically and internationally; (iii) increased consumer awareness and demand for safety products; (iv) growth in the construction market; and (v) increased military and law enforcement spending.

      Personal protection products are used in diverse end-markets that include manufacturing, construction, utilities, public security and law enforcement, military, motor sports, do-it-yourself, or DIY, customers and hunters and shooters. Several of these end-user segments, such as consumer, military and construction, are growing more rapidly than the industry as a whole as awareness of safety issues increases.
      The PPE market is highly fragmented. Participants in the industry range in size from small, single-product companies to a limited number of multinational corporations with multiple product offerings. Competition is primarily based on product characteristics (such as design, style and functional performance), product quality, service, brand name recognition and, to a lesser extent, price.
Energy Absorbing Composites
      We compete, through our Specialty Composites segment, in the energy absorbing composites industry, which consists of three broad categories: barriers and absorbers for airborne noise control, damping and isolation products for vibration and shock control, and energy control products for vibration, shock control and comfort management. We believe that growth in this industry is driven by (i) new products requiring energy absorbing solutions; (ii) new regulations impacting end markets; (iii) manufacturing growth in developing markets such as China; and (iv) increased applications for energy absorbing materials.
Our Competitive Strengths
      Between fiscal years 2003 and 2005, our net sales increased at a compounded annual growth rate of 15.7%, and for fiscal year 2005, we achieved gross margins of 48.8% and operating income margins of 14.4%. We believe that our ability to generate these exceptional growth rates and margins results from the following competitive strengths:
      Global market leader. We are positioned as one of the few large, global manufacturers in the highly fragmented PPE market. Approximately 80% of our net safety products sales are derived from products in which we estimate we hold the #1 or #2 global market position. For example, we believe we are the #1 manufacturer of passive hearing protection equipment, the #1 manufacturer of communication headsets and the #2 manufacturer of eye protection products in the world. Additionally, we believe we are #1 in the market for safety products sold through the U.S. DIY/hardware channel.
      Leading global brand names. We market our broad range of products primarily under four well-recognized brand names: E-A-R®, AOSafety®, Peltor® and SafeWaze®. Our yellow “E-A-R® Classic®” earplug color is a registered trademark in the United States, Canada, Belgium, Netherlands and Luxembourg, and customers associate the yellow color with a brand they have used and trusted since its introduction in 1972. AOSafety® has its roots in the American Optical Company, which introduced the first safety glasses in 1910 and started its Industrial Eyewear Division in 1923. Peltor® was founded in Sweden in the early 1950s and introduced the first ear muff for hearing protection. Our strong brand-name recognition stems from our significant investment in the marketing and promotion of our brands, and our reputation for manufacturing high quality, innovative products and providing high levels of customer service. The recognition of our brands and products facilitates our sales and marketing efforts and provides a platform for line extensions and new product launches. We believe that brand recognition and reliability are key factors in our customers’ selection process as these products prevent personal injury.
      Successful history of product innovation. We have historically grown and gained market share through the introduction of new and innovative products. We have accomplished this by significantly increasing marketing and research and development resources dedicated to new or improved product development, which has allowed us to introduce an increasing number of new or improved products over the last five years. Notably, we have made recent investments in new technologies such as application specific integrated circuit and Bluetooth technology for use in communication headsets, and we are currently investing in new platforms for active noise reduction and duplex two-way communication. We have also invested in China, establishing design, sourcing and sales capabilities to enable us to sustain and expand our innovation processes. Our investment is supported by our collaborative new product development program, whereby our product managers work closely with end-users to address defined problems and create effective, comfortable and fashionable high-performance safety products. As a result of our efforts, we have achieved significant sales growth from new product introductions. During fiscal 2005, more than one-third of our combined gross Safety Products and Safety Prescription Eyewear sales were derived from new or improved products (including line extensions and existing products sold into new geographies and channels) introduced since fiscal 2000. We continue to maintain a strong new product pipeline, with more than 75 new or improved products (including line extensions and existing products sold into new geographies and channels) under development.
      Leader in energy absorbing composites market. Between fiscal years 2002 and 2005, net sales of our Specialty Composites segment increased at a compounded annual growth rate of over 20%. We have achieved this growth by focusing on high growth, value-added segments of the energy absorption industry. For example, we manufacture damping materials for the hard disk drive included in electronic products such as Apple Computer’s iPod. We compete primarily on the basis of our leadership in foam chemistry and the design of integrated thermal/acoustic systems.
      Diverse business mix. We derive our sales from a wide range of end markets including the manufacturing, consumer, military, construction, utility, transportation, government and telecommunications markets. Over the last several years, we have specifically targeted the consumer, military and construction markets, which represented approximately 24% of our fiscal 2005 sales compared to less than 18% of our sales in fiscal 2002. In addition, for fiscal 2005 our largest customer represented less than 5% of our net sales, and our top 10 customers represented less than 25% of net sales. Finally, foreign countries contributed approximately 40% of our fiscal 2005 net sales. We have achieved strong geographic diversification through a focused effort to grow our leading brand names in Europe and other international markets. As a result, we currently sell our products in more than 70 countries around the world.
      Experienced and motivated management team. We are led by an experienced management team with a record of (i) achieving profitable growth by building global brands; (ii) driving productivity improvements; (iii) an intense focus on operating discipline; (iv) introducing innovative products; (v) maintaining long-term relationships with customers and suppliers by focusing on customer service; and (vi) integrating acquisitions. Chief Executive Officer Michael McLain (along with certain other senior management team members) joined our company in 1998 and has been instrumental in implementing operational efficiencies and continuous profitability enhancements. Our senior management team has significant experience in the consumer and packaged goods industries and understands the importance of brand recognition and customer service to drive growth in a competitive market. Following this offering, on a fully-diluted basis, our management team will own approximately      % of our common stock.
Our Business Strategy
      Invest in technology capabilities. We achieve growth by bringing together: (i) our core competencies in the areas of foam chemistry, optical molding, high speed automation and the integration of electronics into hearing products; (ii) our deep understanding of our end-users’ needs; and (iii) our ability to adapt technology to develop new products. As a result of our efforts, we have developed a significant body of intellectual property assets, including a portfolio of over 135 distinct patents with over 30 additional patents pending. We seek to identify several new technology development projects, and to capitalize on these opportunities by investing in our infrastructure and by partnering with outside development resources. In our Specialty Composites segment, we will continue to invest in predictive analysis capabilities that enable us to increase the speed and efficiency with which we develop solutions.
      Grow our share in core industrial end-markets. We plan to continue to build our major brands, E-A-R®, AOSafety®, Peltor® and SafeWaze®, through product innovation and expansion into emerging markets.

•	Product innovation. We intend to develop new products based on demographics (e.g., colorful, patterned earplugs and fashionable eyewear to appeal to younger end-users) and for meeting specific end-user problems (e.g., metal detectable ear plugs, easy-to-remove respiratory masks, push-to-listen ear muffs and Bluetooth communication headsets that eliminate cables). We continue to maintain a strong new product pipeline, with more than 75 new or improved products (including line extensions and existing products sold into new geographies and channels) under development.

•	Emerging markets. We have targeted the emerging markets of Eastern Europe, Russia and China to drive additional growth. The immediate potential within these markets includes sales to large multinational companies that implement their safety standards globally. To support this effort, we have recently added local infrastructure, hired local sales personnel, established relationships with local distributors, obtained local registrations where required and built local language websites. In 2005, we established sales offices in China and Russia, and we expect to significantly increase our presence in these markets. In the long term, we plan to focus on large locally owned enterprises and to work with local governments in promoting safety compliance programs.

•	Penetrate new end-markets. We have been expanding our sales beyond our traditional industrial and manufacturing base into markets that we expect will deliver significantly higher growth in the future. Our short term focus includes further penetrating the consumer, military and construction channels.

•	Consumer. We are benefiting from the strong continued growth in the consumer channel as safety awareness increases among consumers and small contractors. Our product quality and our experience in product styling, branding and packaging has given us a leadership position in the DIY/hardware segment, and we are leveraging that position to launch more premium products and expand our product lines.

•	Military. As militaries increasingly realize that personal protection equipment can improve the operational efficiency of troops, they have changed their approach to battlefield safety and communication. As a result, the military channel has experienced significant growth. We have invested, and continue to invest, in R&D and marketing and sales infrastructure aimed at the military channel.

•	Construction. This segment is expected to be a source of growth because of the projected increase in construction employment and the increased regulatory focus on construction safety. We are taking numerous steps to increase our market share in this channel, including: (i) new product introductions; (ii) expansion of our fall protection manufacturing plant and warehouse to meet growing demand; (iii) construction of a new R&D testing facility; and (iv) expansion of our sales, marketing and R&D personnel.
      Leverage specialty composites momentum. We intend to leverage our technology leadership in thermal/acoustical systems design and proprietary materials, thin sheet composites and high performance materials to significantly increase sales in our Specialty Composites segment. We are currently adding infrastructure to ensure that we can meet the increasing demand in each of our focus channels: precision electronics equipment; business and regional jet aircraft; heavy duty truck; and industrial OEM. To further benefit from demand in precision electronics, we have recently established infrastructure in Shenzhen, China (R&D center, sales office and customer service). We anticipate that this new China infrastructure will allow us to capitalize on manufacturing growth in Asia by providing us with local market presence, greater access to customers, key supplier contacts and design support capabilities.
      Accelerate productivity improvements. Over the last three fiscal years, we have achieved manufacturing and logistics cost savings of approximately $4 million annually and increased our gross profit margin as a result of disciplined and productivity-focused management. We continue to focus on our automated manufacturing processes and other ongoing continuous improvement projects. We use well-established processes, such as Kaizen programs, and in 2005 introduced demand flow technology capabilities. Through external benchmarking, we identify our manufacturing core competencies and actively outsource other non-core processes to lower-cost locations. During 2005, we contracted with a sourcing company in Asia to help us manage product sourcing and added personnel in China to support this effort. We initially plan to focus on obtaining improved pricing on products already being outsourced and then evaluate opportunities to outsource products currently manufactured internally.
      Pursue a focused acquisition strategy. The global PPE market is highly fragmented, comprised of several hundred manufacturers, most of which are relatively small and independent. As end-users and distributors are reducing suppliers and acquisition opportunities continue to arise, there is opportunity for consolidation. Since 1995, we have successfully completed 11 acquisitions to support growth and achieve greater operating efficiencies. Our acquisition strategy is to selectively pursue attractive acquisitions that enhance our existing product offering or enable us to enter new segments. We intend to continue to selectively pursue acquisitions that: (i) consolidate our position in the hearing protection and safety eyewear markets; (ii) expand product lines with leading brands in profitable and higher-growth product categories and (iii) expand our business in the consumer, military and construction markets.
Our Equity Sponsor
      Bear Stearns Merchant Banking, or BSMB, invests private equity capital in compelling leveraged buyouts, recapitalizations and growth capital opportunities alongside superior management teams. BSMB is currently investing its $1.5 billion institutional private equity fund, Bear Stearns Merchant Banking Partners II, L.P. and affiliated entities. Since its inception in 1997, BSMB has been an investor in over 40 portfolio companies across a broad range of industries. In addition to Aearo, recent investments by BSMB include ACA Capital Holdings, Balducci’s, CamelBak Products, Cavalry Investments, Hand Innovations, New York & Company, Packaging Holdings, Reddy Ice, Seven For All Mankind, Stuart Weitzman and Vitamin Shoppe.
Corporate Information
      We are a corporation organized under the laws of the State of Delaware. Our principal executive office is located at 5457 West 79th Street, Indianapolis, Indiana 46268 and our telephone number is (317) 692-6666.

The Offering

Issuer	Aearo Technologies Inc.

Common stock offered	shares by us

shares by the selling stockholders

Total offering	shares

Shares of common stock to be outstanding after this offering(1)	shares

Proposed New York Stock Exchange symbol	“AER”

Use of proceeds	We will not receive any proceeds from the sale of shares of common stock offered by the selling stockholders. We will use the net proceeds from the shares of common stock issued by us to repay a portion of the outstanding borrowings under our senior credit facility, repurchase all of our outstanding 12.00% Senior Notes due 2013, or the 12.00% Notes, and pay all related fees and expenses. See “Use of Proceeds.”

Dividend policy	We have not declared or paid any dividends on our common stock since the acquisition of our company by Bear Stearns Merchant Banking on April 7, 2004. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay dividends on our common stock is limited by the covenants of our senior credit facility and the indentures governing our outstanding debt securities. See “Dividend Policy.”

Risk Factors	You should carefully consider the information under the heading “Risk Factors” beginning on page 13, as well as the other information contained in this prospectus before investing in our common stock.

(1)	The number of shares of common stock to be outstanding after this offering is based on shares of common stock outstanding as of , 2005, and excludes:

•	shares of common stock issuable upon exercise of outstanding options as of , 2005 at a weighted average exercise price of $ per share (of which options to acquire shares of common stock were vested as of , 2005); and

•	shares of common stock reserved for future grants under our Performance Incentive Plan.

General Information About This Prospectus
      Unless otherwise indicated, the information in this prospectus:

•	assumes an offering price of $ per share of common stock, which represents the mid-point of the range set forth on the cover page of this prospectus;

•	gives effect to the automatic vesting of all outstanding unvested restricted common stock upon the completion of this offering;

•	assumes no exercise of the underwriters’ over-allotment option to purchase additional shares of common stock by the selling stockholders; and

•	gives effect to a -for-1 split of our shares of common stock.

Disclosure Regarding Forward-Looking Statements
      This prospectus contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information. When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “forecasts,” “plans,” “intends,” “believes,” “may,” “should” and variations of these words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including without limitation, management’s examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs and projections will result or be achieved.
      There are a number of risks, uncertainties and other factors, many of which are outside of our control, that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Such factors may include, among other things:

•	personal safety equipment industry trends;

•	general economic and business conditions, particularly an economic downturn;

•	competition;

•	implementation of our business strategy;

•	retention of our senior management;

•	availability and retention of qualified personnel;

•	ability to adequately protect our intellectual property;

•	impact from certain product liability claims and environmental matters;

•	ability to integrate acquisitions;

•	relationships with our customers;

•	availability and terms of additional capital to fund our operations;

•	fluctuations in exchange rates;

•	restrictions imposed by our debt agreements; and

•	the other factors set forth under “Risk Factors.”
      There may be other factors that could cause our actual results to differ materially from the results referred to in the forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise forward-looking statements to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

Summary Historical Consolidated Financial and Other Data
      On April 7, 2004, we acquired Aearo Corporation and its subsidiaries for approximately $409.3 million through a merger of AC Safety Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Aearo Technologies Inc., with and into Aearo Corporation. The summary historical consolidated financial data as of and for the year ended September 30, 2003 and as of and for the six months ended March 31, 2004, or the Predecessor data, reflects the historical basis of accounting of these operations and the periods from and after April 1, 2004, or the Successor data, reflect the effects of purchase accounting for the acquisition of these operations. Accordingly, the Predecessor data is not comparable to the results of operations for the periods from and after April 1, 2004.
      The summary historical consolidated financial data as of and for the year ended September 30, 2003 and as of and for the six months ended March 31, 2004 are derived from the consolidated financial statements of predecessor Aearo Corporation. The summary historical consolidated financial data as of and for the six months ended September 30, 2004 and as of and for the year ended September 30, 2005 are derived from the consolidated financial statements of successor Aearo Technologies Inc.
      You should read the information contained in this table in conjunction with “Selected Consolidated Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the accompanying notes thereto of Aearo Technologies Inc. included elsewhere in this prospectus.

	Predecessor			Successor

		Six Months		Six Months
	Year Ended	Ended		Ended	Year Ended
	September 30,	March 31,		September 30,	September 30,
	2003	2004		2004	2005

(dollars in thousands except per share information)
Statement of Operations Data:
Net Sales —
Safety Products	$242,263	$127,964		$146,393	$318,450
Safety Prescription Eyewear	40,028	20,337		19,503	39,446
Specialty Composites	34,137	21,278		27,365	65,524

Total Net Sales	316,428	169,579		193,261	423,420
Cost of Sales	164,019 (1)	89,056		118,491 (2)	216,710

Gross Profit	152,409	80,523		74,770	206,710
Operating Expenses —
Selling and administrative	101,257	56,835		56,752	131,232
Research and technical service	6,402	3,623		4,028	9,175
Amortization expense	267	242		2,631	5,229
Other charges (income), net	1,737	(506)		1,545	288
Restructuring charge	—	(1,091	) (3)	—	—

Operating income	42,746	21,420		9,814	60,786
Interest expense, net	19,587	11,549		15,908	23,096

Income (loss) before income taxes	23,159	9,871		(6,094)	37,690
Provision (benefit) for income taxes	2,551	1,734		(984)	10,752

Net income (loss)	20,608	8,137		(5,110)	26,938
Preferred stock dividend	7,170	3,930		3,836	6,084

Net income (loss) available for common stockholders	$13,438	$4,207		$(8,946)	$20,854

Net income (loss) available for common stockholders per share(4):
Basic	$138.84	$70.81		$(3.56)	$8.28
Diluted	138.84	70.76		(3.56)	7.92
Weighted average shares outstanding(4) :
Basic	96,789	59,413		2,513,635	2,518,181
Diluted	96,789	59,454		2,513,635	2,632,520
Other Data:
EBITDA(5)	$54,115	$27,593		$17,465	$76,646
Cash flows from operating activities	36,700	9,035		(6,709)	44,493
Cash flows from investing activities	(22,458)	(4,994)		(167,765)	(6,191)
Cash flows from financing activities	(25,003)	(5,240)		197,662	(35,707)
Depreciation	11,102	5,931		5,020	10,631
Amortization	267	242		2,631	5,229
Capital expenditures	10,316	5,006		4,521	7,665
						As Adjusted September 30, 2005(6)
Balance Sheet Data (at period-end):
Cash and cash equivalents	$7,301	$5,313		$27,724	$30,068	$
Property, plant and equipment	48,869	47,744		54,750	50,444
Goodwill	81,770	85,428		148,050	122,191
Total assets	293,516	297,844		530,677	517,918
Total debt	213,553	211,463		304,481	355,057
Stockholders’ equity	18,356	28,168		96,397	36,294

(1)	During fiscal 2003, we reversed $0.3 million of reserves related to the September 30, 2001 restructuring provision. The adjustment represents a change in estimate of the plan for the disposal of certain items of inventory. The inventory provision of $0.3 million was classified as cost of sales.

(2)	As a result of the merger agreement on April 7, 2004, we recorded a non-recurring charge of $17.1 million resulting from the write-up of inventory required by Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, on the merger date and subsequent sale of such inventory.

(3)	During the six month period ended March 31, 2004, we reversed $1.1 million of reserves related to the September 30, 2001 restructuring provision. The adjustment represents a change in estimate related to amounts for non-cancelable lease obligations due to the renegotiation of the subject lease that was completed in the second quarter.

(4)	Does not give effect to the proposed stock split described elsewhere in this prospectus.

(5)	EBITDA represents net income (loss) before interest expense, net, taxes and depreciation and amortization. For fiscal year 2003, EBITDA includes $0.7 million of legal expenses related to a lawsuit that was settled in 2005, $0.3 million of income related to the reversal of excess reserves associated with the 2001 restructuring, a $0.7 million management fee and $0.2 million of expense related to non-cash charges. For fiscal year 2004, EBITDA includes a $17.1 million charge related to the write-up of inventory on the merger date and subsequent sale of the inventory, a $1.5 million bond call premium, $1.2 million of legal expenses related to the 2005 legal settlement, $1.1 million of income related to the reversal of excess reserves associated with the 2001 restructuring, $1.0 million in management fees and $0.3 million of income related to non-cash charges. For fiscal year 2005, EBITDA includes $2.3 million of legal expenses related to the 2005 legal settlement, a $1.0 million management fee and $1.2 million of expense related to non-cash charges. EBITDA is presented because it is a management tool used to measure and monitor financial performance and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, some of which present EBITDA when reporting their results. While we believe EBITDA is a useful indicator of our financial performance, it should not be considered as a substitute for net income (loss) determined in accordance with GAAP as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity because EBITDA does not include reductions for cash payments for an entity’s obligation to service its debt, fund its working capital, make capital expenditures and acquisitions and pay its income taxes. EBITDA is also not a measure of profitability because it does not include costs and expenses for depreciation and amortization, interest and related expenses and income taxes. In addition, investors should be aware that EBITDA may not be comparable to similarly titled measures presented by other companies and comparisons could be misleading unless all companies and analysts calculate this measure in the same fashion.

The following table provides a reconciliation of EBITDA to net income (loss) for the periods presented above:

	Predecessor		Successor

		Six Months	Six Months
	Year Ended	Ended	Ended	Year Ended
	September 30,	March 31,	September 30,	September 30,
	2003	2004	2004	2005

EBITDA	$54,115	$27,593	$17,465	$76,646
Interest expense, net	(19,587)	(11,549)	(15,908)	(23,096)
Taxes	(2,551)	(1,734)	984	(10,752)
Depreciation and amortization	(11,369)	(6,173)	(7,651)	(15,860)

Net income (loss)	$20,608	$8,137	$(5,110)	$26,938

(6)	The as adjusted balance sheet adjusts the historical data for the year ended September 30, 2005 to give effect to this offering and the use of proceeds thereof as if they occurred on September 30, 2005. The as adjusted financial data is for informational purposes only and should not be considered indicative of actual results that would have been achieved had these events actually been consummated on the dates indicated.

RISK FACTORS
      You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before investing in our common stock. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations.
Risks Relating to our Business
      If we fail to successfully introduce new products, we may lose market position and our financial performance may be negatively impacted.
      In many of the markets in which we compete, new products and product line extensions are frequently introduced. If we fail to identify emerging consumer and technological trends, to maintain and improve the competitiveness of our existing products or to successfully introduce new products on a timely basis, we may lose market position, which could have a material adverse effect on our business, financial condition and results of operations. Continued product development and marketing efforts have all the risks inherent in the development of new products and line extensions, including development delays, the failure of new products and line extensions to achieve anticipated levels of market acceptance and the cost of failed product introductions.
      The markets in which we compete are highly competitive.
      The PPE and energy absorbing composites markets are highly competitive. Our competitors range in size from small companies focusing on single products to large multinational corporations that manufacture and supply many types of products. Our main competitors vary by region and product. We believe that participants in this industry compete primarily on the basis of product characteristics (such as design, style and functional performance), product quality, service, brand-name recognition and, to a lesser extent, price. Some of our competitors have greater financial and other resources than we do and may be able to grow more quickly through strategic acquisitions and may be able to better respond to changing business and economic conditions. Our net income could be adversely affected by competitors’ product innovations and increased pricing pressure. Individual competitors have advantages and strengths in different sectors of our markets, in different products and in different areas, including manufacturing and distribution systems, geographic market presence, customer service and support, breadth of product, delivery time and price. Some of our competitors also have greater access to capital and technological resources and we may not be able to compete successfully with them.
      The energy absorbing composites market is also very competitive with competitors ranging from smaller companies competing in single vertical segments to significantly larger companies that participate in this market but have numerous other product lines as well. Competitors vary by region and product lines. Our profitability could be affected by competitor product innovations, pricing pressures and mergers within this market.
      Downturns in the North American and European economies could significantly reduce the demand for our products.
      The level of demand for our products depends on the general economic conditions of the markets in which we compete. A general economic decline in North America or Europe could adversely affect our business, as customers tend to reduce their purchases of our products during economic downturns.
      If we are unable to retain senior executives and other qualified professionals, our growth may be hindered, which could negatively impact our results of operations.
      Our success depends in part on our ability to attract, hire, train and retain qualified managerial, sales and marketing personnel. Competition for these types of personnel is intense. We may be unsuccessful in attracting and retaining the personnel we require to conduct and expand our operations successfully. Our results of operations could be materially and adversely affected if we are unable to attract, hire, train and retain qualified personnel. Our success also depends to a significant extent on the continued service of our management team. The loss of any member of the management team could have a material adverse effect on our business, results of operations and financial condition.
      We are subject to market risks with respect to industry pricing of the raw materials we need to manufacture our products.
      We buy and consume a wide variety of raw materials in order to manufacture our products. We are subject to market risks with respect to industry pricing of such raw materials and we do not enter into derivative instruments to manage such risk. If the costs of these raw materials increase dramatically, it could have a material adverse effect on our business, results of operations and financial condition.
      Our continued success depends on our ability to protect our intellectual property. If we are unable to protect our intellectual property, our sales could be materially and adversely affected.
      Our success depends, in part, on our ability to obtain and enforce patents, maintain trade-secret protection and operate without infringing on the proprietary rights of third parties. We may find it necessary to initiate litigation to protect our intellectual property. Litigation can be costly and time consuming. Litigation expenses could be significant. In addition, we may decide to settle legal claims, including certain pending claims, despite our beliefs on the probability of success on the merits, to avoid litigation expenses as well as the diversion of management resources. While we have been issued patents and have registered trademarks with respect to many of our products and technologies, there can be no assurance that our competitors will not infringe upon our patents or trademarks, independently develop similar or superior products or technologies, duplicate any of our designs, trademarks, processes or other intellectual property or design around any processes or designs on which we have or may obtain patents or trademark protection. In addition, it is possible that third parties may have or acquire other technology or designs that we may use or desire to use, so that we may need to acquire licenses to, or to contest the validity of, such third-party patents or trademarks. Such licenses may not be made available to us on acceptable terms, if at all, and we may not prevail in contesting the validity of such third-party rights.
      In addition to patent and trademark protection, we also protect trade secrets, know-how and other confidential information against unauthorized use by others or disclosure by persons who have access to them, such as our employees, through contractual arrangements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, our sales could be materially adversely affected.
      We have, and may need to acquire in the future, licenses permitting us to use certain third-party technologies and designs in connection with our business. We cannot be certain that such licenses will continue to be available to us on favorable terms, if at all. If we cannot acquire or maintain any necessary license, or if any necessary license is too costly, we may be prohibited from using certain technologies or designs in our business, which could have an adverse effect on our operating results.
      Litigation brought by third parties claiming infringement of their intellectual property rights or trying to invalidate intellectual property rights owned or used by us may be costly and time consuming.
      We face lawsuits from time to time alleging that our products infringe on third-party intellectual property, and/or seeking to invalidate or limit our ability to use our intellectual property. If we become involved in litigation, we may incur substantial expense defending these claims and the proceedings may divert the attention of management, even if we prevail. An adverse determination in proceedings of this type could subject us to significant liabilities, allow our competitors to market competitive products without a license from us, prohibit us from marketing our products or require us to seek licenses from third parties that may not be available on commercially reasonable terms, if at all.

      Product liability claims could have a material adverse effect on our operating results.
      We face an inherent business risk of exposure to product liability claims arising from the alleged failure of our products to prevent the types of personal injury or death against which they are designed to protect. Any material uninsured losses due to product liability claims that we experience could subject us to material losses.
      In particular, we are a defendant in lawsuits by plaintiffs alleging that they suffer from respiratory medical conditions, such as asbestosis or silicosis, relating to exposure to asbestos and silica, and that such conditions result, in part, from the use of respirators that, allegedly, were negligently designed or manufactured. The defendants in these lawsuits are often numerous, and include, in addition to manufacturers and distributors of respirators, manufacturers, distributors and installers of sand (used in sand blasting), asbestos and asbestos-containing products. These lawsuits typically allege that these conditions resulted in part from respirators that were negligently designed or manufactured. Cabot Corporation has retained all liabilities, including costs of defending claims, resulting from respiratory products manufactured prior to our acquisition of the business in July 1995. Many of these claims are covered by the Asset Transfer Agreement entered into on June 13, 1995 by Aearo Company and Aearo Corporation, on the one hand, and Cabot Corporation and certain of its subsidiaries, or the Sellers, on the other hand, or the 1995 Asset Transfer Agreement. In the 1995 Asset Transfer Agreement, so long as Aearo Corporation makes an annual payment of $400,000 to Cabot, the Sellers agreed to retain, and Cabot and the Sellers agreed to defend and indemnify Aearo Corporation and its subsidiaries against, any liability or obligation relating to or otherwise arising under any proceeding or other claim against Aearo Corporation and its subsidiaries or Cabot or their respective affiliates or other parties with whom any Seller directly or indirectly has a contractual liability sharing arrangement which sounds in product liability or related causes of action arising out of actual or alleged respiratory medical conditions caused or allegedly caused by the use of respirators or similar devices sold by Sellers or their predecessors (including American Optical Corporation and its predecessors) prior to July 11, 1995. Nevertheless, we could potentially be liable for these losses or claims if Cabot Corporation fails to meet its obligations pursuant to our agreement with them. We could also be liable if the alleged exposure involved the use of products manufactured by us after our July 1995 acquisition of the business. Cabot Corporation is currently handling the defense of all the cases, and to date we have not incurred any material costs with respect to these lawsuits. Consistent with the experience of other companies involved in silica- and asbestos-related litigation, there has been an increase in the number of asserted claims that could potentially involve us. We cannot determine our potential liability, if any, for such claims, in part because the defendants in these lawsuits are often numerous and the claims generally do not specify the amount of damages sought. Additionally, bankruptcy filings of companies with asbestos- and silica-related litigation could increase our cost over time. If we are found liable in these cases and Cabot Corporation fails to meet its obligations pursuant to our agreement with them, it would have a material adverse effect on our business.
      We could be required to recall or redesign our products if they prove to be defective. We maintain insurance against product liability claims (with the exception of asbestosis and silicosis cases, for which coverage is not commercially available), but it is possible that our insurance coverage will not continue to be available on terms acceptable to us or that such coverage will not be adequate for liabilities actually incurred. A successful claim brought against us in excess of available insurance coverage, or any claim or product recall that results in significant expense or adverse publicity against us, could have a material adverse effect on our business, operating results and financial condition.
      Environmental, health and safety requirements could expose us to material obligations and liabilities.
      We are subject to federal, state, local and foreign laws, regulations and ordinances relating to the protection of the environment, including those governing discharges to air and water, handling and disposal practices for solid and hazardous wastes, and occupational health and safety. The consequence for violating such requirements can be material. We have made and will continue to make capital and other expenditures to comply with environmental and health and safety requirements. In addition, if a release of hazardous substances occurs on or from our properties or any offsite disposal location where our wastes have been disposed, or if contamination from prior activities is discovered at any of our properties or third-party owned properties that we or our predecessors formerly owned or operated, we may be subject to liability arising out of such conditions and the amount of such liability could be material. Liability can include, for example, costs of investigation and cleanup of the contamination, natural resource damages, damage to properties and personal injuries. Environmental laws and regulations are complex, change frequently and have tended to become more strict over time. If more stringent environmental laws or regulations are enacted, these future laws could have a material adverse effect on our results of operations.
      Our international operations are subject to various uncertainties, and a significant reduction in international sales of our products could have a material adverse effect on our results of operations.
      Our international operations are subject to various political, economic and other uncertainties which could adversely affect our business. A significant reduction of our international business would adversely affect our revenues. We operate manufacturing, distribution and sales facilities in eight foreign countries and sell our products in more than 70 countries. Approximately 40% of our fiscal 2005 net sales were made in foreign countries. These risks include unexpected changes in regulatory requirements; currency exchange rate fluctuations; changes in trade policy or tariff regulations; customs matters; longer payment cycles; higher tax rates and potentially adverse tax consequences, including restrictions on repatriating earnings and the threat of “double taxation”; additional tax withholding requirements; intellectual property protection difficulties; difficulty in collecting accounts receivable; complications in complying with a variety of foreign laws and regulations, many of which conflict with United States laws; costs and difficulties in integrating, staffing and managing international operations; and strains on financial and other systems to properly administer VAT and other taxes.
      In addition, foreign operations involve uncertainties arising from local business practices, cultural considerations and international political and trade tensions. If we are unable to successfully manage the risks associated with expanding our global business or to adequately manage operational fluctuations internationally, it could have a material adverse effect on our business, results of operations or financial condition.
      We expect that international sales will continue to represent a significant percentage of our net sales, which exposes us to currency exchange rate fluctuations.
      Because a significant percentage of our net sales are made in foreign countries, our results of operations are subject to risks associated with fluctuations in currency exchange rates. While many of our selling and distribution costs are denominated in Canadian and European currencies, a large portion of product costs are U.S. dollar denominated. As a result, an increase in the value of the U.S. dollar relative to other currencies can have a negative impact on our profitability. Also, our Swedish operations are affected by changes in exchange rates relative to the Swedish Krona, and an increase in the value of the Krona relative to other currencies can have a negative impact on our profitability. We cannot predict whether the foreign currency exchange risks inherent in doing business in foreign countries will have a material adverse effect on our operations and financial results in the future.
      We may be unable to successfully execute or effectively integrate acquisitions, which may adversely affect our results of operations.
      One of our key operating strategies is to selectively pursue acquisitions. Acquisitions involve a number of risks including failure of the acquired businesses to achieve the results we expect, diversion of our management’s attention from operational matters, our inability to retain key personnel of the acquired businesses, risks associated with unanticipated events or liabilities, the potential disruption of our existing business, and customer dissatisfaction or performance problems with the acquired businesses.
      If we are unable to integrate or successfully manage a business that we may acquire in the future, we may not realize anticipated cost savings, improved manufacturing efficiencies and revenue growth. This may result in reduced profitability or operating losses. In addition, we expect to face competition for acquisition candidates, which may limit the number of our acquisition opportunities and may lead to higher acquisition prices. Moreover, acquisitions of businesses may require additional debt financing, resulting in additional leverage. The covenants in our senior credit facility and the indenture governing our 8 1/4% Senior Subordinated Notes due 2012, or the 8 1/4% Notes, may further limit our ability to complete acquisitions. In addition, we may in the future pursue acquisitions of a significantly larger scale than in the past, in which case these risks would be intensified. The realization of all or any of the risks described above could materially and adversely affect our business, results of operations and financial condition.
      We do not have long-term contracts with many of our customers.
      We do not have contracts with many of our customers, and a significant portion of the customer contracts that we do have, are not long-term contracts. A significant number of our customers may terminate their relationships with us at any time, which could have a material adverse effect on our business, results of operations and financial condition.
      Our results of operations and net sales are dependent on existing regulations and standards. If these regulations or standards are changed, our results and sales could be materially and adversely affected.
      Our products are and will continue to be subject to regulation by various federal, state, local and foreign regulatory authorities. Our net sales may be materially and adversely affected by changes in safety regulations and standards covering industrial workers in the United States, Canada and Europe, including those of the Occupational Safety and Health Administration or OSHA, the National Institute for Occupational Safety and Health, or NIOSH, and the European Committee for Standardization, or CEN. Our net sales could also be adversely affected by a reduction in the level of enforcement of such regulations. Changes in regulations could reduce the demand for our products or require us to reengineer our products, thereby creating opportunities for our competitors. If demand for our products is reduced, our results of operations and net sales could be materially and adversely affected.
      As a public company, we will have to comply with certain provisions of the Sarbanes-Oxley Act, as well as related rules implemented by the SEC and the NYSE, which may divert company and management resources.
      As a public company, we will be subject to the reporting requirements of the Sarbanes-Oxley Act of 2002, as well as related rules implemented by the SEC and the NYSE. Under Section 404 of the Sarbanes-Oxley Act, we will be required to include a report of management on our internal control over financial reporting in our Annual Report on Form 10-K, beginning with our Annual Report for the fiscal year ended September 30, 2007. Our independent registered public accounting firm must attest to and report on management’s assessment of our internal control over financial reporting and evaluate the effectiveness of internal control over financial reporting. Such requirements may place a strain on our people, systems and resources and will increase our legal and financial compliance costs and could make some activities more costly and time consuming. Management’s attention may also be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.
      In connection with the evaluation of disclosure controls and procedures of our wholly-owned subsidiary, Aearo Company I, for the fiscal year ended September 30, 2005, management identified a material weakness in the design of our internal control over financial reporting in connection with interim reporting of the tax effects of book and tax bases differences for complex, non-routine business combinations. This material weakness caused Aearo Company I to restate its financial results for the fiscal quarters ended March 31, 2005 and June 30, 2005. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If the auditors were to determine that this deficiency were to still exist, or another new or related deficiency were to develop, or if we were otherwise unable to achieve and maintain effective internal controls on a timely basis, management would not be able to conclude that we have effective internal control over financial reporting for purposes of Section 404 of the Sarbanes-Oxley Act. In addition, our independent registered public accounting firm would not be able to certify as to the effectiveness of our internal control over financial reporting when we are required to obtain this certification beginning in September 2007. This may subject us to adverse regulatory consequences and could cause investors to lose confidence in the reliability of our financial statements, which could result in a decline in our common stock price.

      We also expect these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, we may experience more difficulty attracting and retaining qualified individuals to serve on our board of directors. We cannot predict or estimate the amount of additional costs we may incur as a result of these requirements or the timing of such costs.
      In addition, we currently have only one director that qualifies as an independent director under the rules of the SEC and the NYSE and those rules require that we appoint additional independent directors as needed, so that within one year of the closing of this offering, a majority of our directors are independent and all members of our Board committees are independent. Any failure to appoint additional independent directors as required by the NYSE would allow the NYSE to de-list our common stock and could result in adverse publicity and other sanctions, which could have a material adverse effect on our results of operations and the market value of our common stock.
      We are a holding company and rely on dividends, interest and other payments, advances and transfers of funds from our operating subsidiary and investments to meet our debt service and other obligations.
      We have no direct operations and no significant assets other than ownership of 100% of the stock of Aearo Corporation, which in turn has no significant assets other than ownership of 100% of the stock of Aearo Company. Because we conduct our operations through our subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations. Our subsidiaries, however, are separate and distinct legal entities and they will have no obligation, contingent or otherwise, to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments. Legal and contractual restrictions in agreements governing current and future indebtedness, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. Our senior credit facility and the indenture governing our 8 1/4% Notes significantly restrict Aearo Company and its subsidiaries from paying cash dividends or making other distributions or loans to Aearo Corporation. See “Description of Other Indebtedness — The Senior Credit Facility” and “Description of Other Indebtedness — The 8 1/4 Senior Subordinated Notes due 2012.” Subject to limitations in our senior credit facility, our subsidiaries may also enter into agreements that contain covenants prohibiting them from distributing or advancing funds or transferring assets to us under certain circumstances, including to pay dividends.
      We have significant debt and the agreements governing our indebtedness restrict our ability and the ability of most of our subsidiaries to engage in some business and financial transactions. Compliance with these restrictions could harm our competitive position, and failure to comply with them could result in an event of default and acceleration of our other debt.
      We have now and, after this offering, will continue to have a significant amount of indebtedness. On September 30, 2005, after giving effect to this offering and the use of proceeds thereof, we would have had total indebtedness of $           million. Our senior credit facility and the indenture governing the 8 1/4% Notes, among other things, restrict our ability and the ability of our restricted subsidiaries to, among other things:

•	incur additional debt or issue preferred stock;

•	pay dividends and make distributions on, or redeem or repurchase, capital stock;

•	issue stock of subsidiaries;

•	make investments;

•	create liens;

•	enter into transactions with affiliates;

•	merge or consolidate; and

•	transfer and sell assets.

      These restrictions could prevent us from taking actions we otherwise would want to take, which could have a material and adverse effect on our business. In addition, our senior credit facility contains covenants that require us and our restricted subsidiaries to maintain specified financial ratios and satisfy other financial condition tests. The failure of Aearo Company to comply with its obligations under our senior credit facility and the indenture governing the 8 1/4% Notes may result in an event of default. A default, if not cured or waived, may permit acceleration of our other indebtedness. See “Description of Other Indebtedness — The Senior Credit Facility” and “Description of Other Indebtedness — The 8 1/4 Senior Subordinated Notes due 2012.” We cannot be certain that we will have funds available to remedy these defaults. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all.
Risks Relating to the Common Stock and this Offering
      There is no existing market for our common stock.
      Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest will lead to the development of an active trading market on the New York Stock Exchange or otherwise or how liquid that market might become. The initial public offering price for our shares of common stock will be determined by negotiations among us, the selling stockholders and the representatives of the underwriters and may not be indicative of the market price of the common stock that will prevail in the open market following this offering.
      Upon the issuance of additional securities and the exercise or conversion of outstanding options, the ownership interests of our stockholders will be diluted. In addition, future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.
      Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities. Upon the issuance of additional securities and options and the exercise of outstanding options, your percentage ownership may be diluted both in terms of book value and voting percentage.
      In addition, we may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares of our common stock that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.
      Upon consummation of this offering, there will be                      shares of our common stock outstanding. All shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933. The remaining                      shares of common stock outstanding, including the shares owned by BSMB, will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144. The Company, its directors and executive officers and substantially all of our stockholders, including the selling stockholders, have agreed to a “lock-up” with the underwriters of this offering, pursuant to which neither we nor they will sell any shares without the prior consent of Bear, Stearns & Co. Inc. for 180 days after the date of this prospectus (which period could be extended by Bear, Stearns  & Co. Inc., for an additional 34 days under certain circumstances). Following the expiration of the applicable lock-up period, all these shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. See “Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future.

      Our common stock price may be volatile.
      Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock despite our operating performance. In addition, our operating results could be below expectations of public market analysts and investors and in response, the market price of our common stock could decrease significantly. Accordingly, you may be unable to resell your shares of our common stock at or above the initial public offering price. Some companies that have had volatile market prices for their securities have had securities class action suits filed against them. If a suit were to be filed against us, regardless of the outcome, it could result in substantial costs and a diversion of management’s attention and resources. This could have a material adverse effect on our business, results of operations and financial condition.
      Our common stock price may also fluctuate in response to a number of events, including:

•	our operating results;

•	future announcements concerning our business;

•	actions of competitors;

•	market and industry perception of our success, or lack thereof, in pursuing our strategy;

•	changes in government and environmental laws and regulation;

•	general market, economic and political conditions;

•	developments concerning intellectual property rights;

•	natural disasters, terrorist attacks and acts of war; and

•	actions of stockholders, including sales of shares by our directors and executive officers.
      Provisions of Delaware law and our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.
      Provisions of our amended and restated certificate of incorporation and amended and restated by-laws may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our board of directors. These provisions include:

•	the ability of our board of directors to designate one or more series of preferred stock and issue shares of preferred stock without stockholder approval;

•	the general inability of stockholders to act by written consent; and

•	advance notice requirements for nominating directors or introducing other business to be conducted at stockholder meetings.
      The foregoing factors and others available under Delaware law could impede a merger, takeover or other business combination or discourage a potential investor from making a tender offer for our common stock or effecting any other change of control even if a change of control would be beneficial to our existing shareholders, which could reduce the market value of our common stock. See “Description of Capital Stock.”
      You will suffer an immediate and substantial dilution in the net tangible book value of the common stock you purchase.
      Some prior investors have paid substantially less per share than the price in this offering. The initial offering price is expected to be substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Accordingly, based on an assumed initial public offering price of $           per share (the midpoint of the range set forth on the cover page of this prospectus),

purchasers of common stock in this offering will experience immediate and substantial dilution of approximately $           per share in net tangible book value of the common stock. See “Dilution.”
      BSMB and its affiliates may continue to have substantial control over us after this offering, and could limit your ability to influence the outcome of matters requiring shareholder approval and may also acquire businesses that compete with us.
      Upon consummation of this offering, affiliates of BSMB will own approximately      % of our common stock. The continued ownership of these shares of common stock could have the effect of delaying or preventing a change of control of us or could discourage a potential acquiror from obtaining control of us, either of which could have an adverse effect on the market price of our common stock or prevent you from realizing a gain on your shares of common stock. In addition, BSMB is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. BSMB may also pursue acquisition opportunities that may be complementary to our business and as a result, those acquisition opportunities may not be available to us.

USE OF PROCEEDS
      We estimate net proceeds from the sale by us of our common stock, after deducting underwriting discounts and estimated offering expenses, of approximately $           million, which is based on an assumed offering price of $           per share of common stock, which represents the mid-point of the range set forth on the cover page of this prospectus. We intend to use the net proceeds of this offering to repay $           million of outstanding indebtedness under our senior credit facility and repurchase all of our outstanding 12.00% Notes, including any premium associated with the repurchase.
      Borrowings under our senior credit facility mature on the dates set forth in, and bear interest in the manner described under, “Description of Certain Indebtedness — The Senior Credit Facility.” The 12.00% Notes mature on May 1, 2013 and bear interest at a rate of 12.00% per annum. The net proceeds from the issuance of the 12.00% Notes were used to pay a dividend to Aearo Technologies Inc. Aearo Technologies Inc. subsequently used such proceeds to repurchase all of its outstanding shares of preferred stock.
      Offering expenses include payments to BSMB in connection with the termination of our professional services agreement in the amount of $           million and $           million in other fees and expenses.
      In the aggregate, the selling stockholders and their affiliates will receive approximately $           million of the net proceeds of this offering. We will not receive any proceeds from the sale of common stock by the selling stockholders.

DIVIDEND POLICY
      We anticipate that we will retain any future earnings to support operations and to finance the growth and development of our business, and we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects and other factors that the board of directors may deem relevant. We have never declared or paid cash dividends on our common stock. Additionally, our senior credit facility and the instruments governing our outstanding debt securities restrict the extent to which we, or any of our subsidiaries, may declare or pay a cash dividend.
Dividends
      Aearo Company I is permitted under our senior credit facility to pay dividends to its parent, Aearo Corporation, for the purposes of paying cash interest, when due, on its indebtedness if certain conditions are met, and to pay up to $1.0 million per fiscal year for expenses in the ordinary course of business. In 2006, there is no cash interest due on Aearo Corporation’s indebtedness; accordingly Aearo Company I will be prohibited from paying dividends, other than for ordinary course expenses, unless a consent or waiver of the senior credit facility is obtained.

DILUTION
      Dilution is the amount by which:

•	the portion of the offering price paid by the purchasers of our common stock in this offering, exceeds

•	the net tangible book value or deficiency per share of our common stock after the offering.
      Net tangible book value or deficiency per share of our common stock is determined on any date of determination by subtracting our total liabilities from our total tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.
      Our net tangible book value as of September 30, 2005 was approximately $           million, or $           per share of common stock. After giving effect to our receipt and intended use of approximately $           million of estimated net proceeds (after deducting estimated underwriting discounts and commissions and offering expenses) from our sale of common stock in this offering, our as adjusted net tangible book value as of September 30, 2005 would have been approximately $           million (after adjustment), or $           per share of common stock. This represents an immediate increase in net tangible book value of $           per share of our common stock to existing stockholders and an immediate dilution of $           per share of our common stock to new investors purchasing our common stock in this offering.
      The following table illustrates this substantial and immediate dilution to new investors:

Per Share of
Common Stock

Initial public offering price per share of our common stock	$
Net tangible book value (deficiency) per share as of September 30, 2005	$
Increase per share attributable to cash payments made by investors in the offering	$
Pro forma as adjusted net tangible book value (deficiency) after this offering	$
Dilution in net tangible book value per share to new investors	$

      The following table sets forth on a pro forma basis as of September 30, 2005, assuming no exercise of the underwriters’ over-allotment option:

•	the total number of shares of our common stock owned by our existing equity investors and our officers and the total number of shares of our common stock to be owned by the new investors purchasing our common stock in this offering, as represented by our common stock to be sold in this offering;

•	the total consideration paid by the new investors purchasing our common stock in this offering; and

•	the average price per share of existing common stock by our existing equity investors and our officers and the average price per share of our common stock to be paid by new investors purchasing our common stock in this offering.

Shares of Common
	Stock Purchased			Total Consideration			Average Price
Per Share of
	Number	Percent		Amount	Percent		Common Stock

Existing Investors			%	$		%	$
New Investors			%	$		%	$

Total			%	$		%	$

CAPITALIZATION
      The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2005 (i) on an actual basis and (ii) on an as adjusted basis to give effect to this offering at an assumed initial public offering price of $           per share, the mid-point of the range set forth on the cover of this prospectus and the use of proceeds thereof. The information should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Historical Financial Data” and our consolidated historical financial statements and the accompanying notes thereto included elsewhere in this prospectus.

	As of
	September 30, 2005

	Actual	As Adjusted

	(In millions)
Cash and cash equivalents	$30.1	$

Debt:
Senior credit facility	123.2
Other debt(1)	2.9
8 1/4% senior subordinated notes	175.0
12.00% senior notes	54.0

Total debt	355.1
Stockholders’ equity:
Preferred stock, par value $0.01 per share; actual — (Cumulative dividend of $3,701 at September 30, 2004); Authorized and issued — 76,168 shares; Outstanding 76,168 and 0 shares, respectively as adjusted, shares authorized, shares issued and outstanding	0.0
Common stock, par value $0.01 per share; actual, Authorized — 3,849,999 shares; Issued — 2,527,801 shares, and Outstanding — 2,527,214 as adjusted, shares authorized, shares issued and outstanding	0.0
Paid-in capital	111.6
Accumulated other comprehensive loss	(1.3)
Stock subscription receivable	(0.1)
Treasury stock, at cost	(85.9)
Retained earnings(2)	12.0
Total stockholders’ equity	36.3

Total capitalization	$391.4	$

(1)	Includes mortgage notes and capitalized leases.

(2)	As adjusted retained earnings reflects the write-off of $ million of deferred financing fees, net of taxes, associated with repayment of indebtedness under our senior credit facility and the repurchase of our 12.00% Notes, including any premium associated with the repurchase.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
      On April 7, 2004, we acquired Aearo Corporation and its subsidiaries for approximately $409.3 million through a merger of AC Safety Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Aearo Technologies Inc. with and into Aearo Corporation. The selected historical consolidated financial data as of and for the years ended September 30, 2003, 2002 and 2001 and as of and for the six months ended March 31, 2004, or the Predecessor data, reflects the historical basis of accounting of these operations. The selected historical consolidated financial data for the periods from and after April 1, 2004, or the Successor data, reflect the effects of purchase accounting for the acquisition of these operations. Accordingly, the Predecessor data is not comparable to the results of operations for the periods from and after April 1, 2004.
      The summary historical consolidated financial data as of and for the years ended September 30, 2001, 2002 and 2003 and as of and for the six months ended March 31, 2004 are derived from the consolidated financial statements of predecessor Aearo Corporation. The selected historical consolidated financial data as of and for the six months ended September 30, 2004 and as of and for the year ended September 30, 2005 are derived from the consolidated financial statements of successor Aearo Technologies Inc.
      You should read the information contained in this table in conjunction with “Summary Consolidated Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the accompanying notes thereto of Aearo Technologies Inc. included elsewhere in this prospectus.

	Predecessor						Successor

					Six Months		Six Months	Year
	Year Ended September 30,				Ended		Ended	Ended
					March 31,		September 30,	September 30,
	2001	2002	2003		2004		2004	2005

(dollars in thousands except per share information)
Statement of Operations Data:
Net Sales —
Safety Products	$206,358	$208,538	$242,263		$127,964		$146,393	$318,450
Safety Prescription Eyewear	39,076	40,834	40,028		20,337		19,503	39,446
Specialty Composites	38,428	37,495	34,137		21,278		27,365	65,524

Total Net Sales	283,862	286,867	316,428		169,579		193,261	423,420
Cost of Sales	155,213 (1)	150,397 (2)	164,019	(3)	89,056		118,491 (5)	216,710

Gross Profit	128,649	136,470	152,409		80,523		74,770	206,710
Operating Expenses —
Selling and administrative	87,286	91,903	101,257		56,835		56,752	131,232
Research and technical service	5,162	5,740	6,402		3,623		4,028	9,175
Amortization expense	6,530	6,293	267		242		2,631	5,229
Other charges (income), net	680	1,475	1,737		(506)		1,545	288
Restructuring charge	9,077	(100)	—		(1,091	) (4)	—	—

Operating income	19,914	31,159	42,746		21,420		9,814	60,786
Interest expense, net	23,666	20,055	19,587		11,549		15,908	23,096

Income (loss) before income taxes	(3,752)	11,104	23,159		9,871		(6,094)	37,690
Provision (benefit) for income taxes	(1,872)	1,785	2,551		1,734		(984)	10,752

Net income (loss)	(1,880)	9,319	20,608		8,137		(5,110)	26,938
Preferred stock dividend	11,211	12,679	7,170		3,930		3,836	6,084

Net income (loss) available for common stockholders	$(13,091)	$(3,360)	$13,438		$4,207		$(8,946)	$20,854

Net income (loss) available for common stockholders per share(6):
Basic	$(128.23)	$(32.95)	$138.84		$70.81		$(3.56)	$8.28
Diluted	(128.83)	(32.95)	138.84		70.76		(3.56)	7.92
Weighted average shares outstanding(6):
Basic	102,888	101,969	96,789		59,413		2,513,635	2,518,181
Diluted	102,888	101,969	96,789		59,454		2,513,635	2,632,520
Other Data:
Depreciation and amortization	$16,653	$17,251	$11,369		$6,173		$7,651	$15,860
Capital expenditures	7,799	9,653	10,316		5,006		4,521	7,665
Balance Sheet Data (at period-end):
Total assets	$261,302	$270,169	$293,516		$297,844		$530,677	517,918
Total debt	202,229	195,562	213,553		211,463		304,481	355,057
Stockholder’s equity	9,856	21,544	18,356		28,168		96,397	36,294

(1)	On September 30, 2001, we recorded a restructuring charge of $11.4 million related to a restructuring plan announced by us to improve our competitive position and long-term profitability. The plan included the closure of our Ettlingen, Germany plant, significantly reorganizing operations at the our Varnamo, Sweden plant, rationalizing the manufacturing assets and product mix of our Specialty Composites business unit and a reduction of products and product lines (see Note 15 to our consolidated financial statements included elsewhere in this prospectus).

(2)	During fiscal 2002, we reversed $0.6 million of reserves related to the September 30, 2001 restructuring provision. The adjustment represents a change in estimate of the plan for the disposal of certain items of inventory and the closure of our Ettlingen, Germany plant. The inventory provision of $0.5 million was classified as cost of sales with the remaining $0.1 million classified as operating expenses.

(3)	During fiscal 2003, we reversed $0.3 million of reserves related to the September 30, 2001 restructuring provision. The adjustment represents a change in estimate of the plan for the disposal of certain items of inventory. The inventory provision of $0.3 million was classified as cost of sales.

(4)	During the six month period ended March 31, 2004, we reversed $1.1 million of reserves related to the September 30, 2001 restructuring provision. The adjustment represents a change in estimate related to amounts for non-cancelable lease obligations due to the renegotiation of the subject lease that was completed in the second quarter.

(5)	As a result of the Merger on April 7, 2004, we recorded a non-recurring charge of $17.1 million resulting from the write-up of inventory required by Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, on the merger date and subsequent sale of such inventory.

(6)	Does not give effect to the proposed stock split discussed elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion should be read in conjunction with “Selected Consolidated Historical Financial Data,” and the consolidated financial statements of the Company, including the notes thereto, appearing elsewhere in this prospectus.
Overview
      We are a global leader in the hearing, eye, face, head and respiratory protection segments of the approximately $15 billion global personal protection equipment, or PPE, market. We manufacture hearing protection devices, communication headsets, prescription and non-prescription safety eyewear, face shields, reusable and disposable respirators, fall protection equipment, hard hats and first aid kits that enhance the health and safety of workers. Our products are manufactured and marketed under the brand names AOSafety®, E-A-R®, Peltor® and SafeWaze®, which are well known in the PPE market. We also manufacture a wide array of energy-absorbing materials that are incorporated into other manufacturers’ products to control noise, vibration and shock. These products are marketed under our brand name E-A-R® Specialty Composites.
      We are committed to be the PPE market leader with value-added products and global, leading brands. We believe that the strength of our brand names, our reputation for developing and providing high-quality, innovative products, our intensive coverage of multiple distribution channels targeting a wide array of end-users, our broad product offering, and our commitment to providing a high level of customer service have enabled us to achieve leading positions in market segments in which we compete.
      We sell our products in more than 70 countries and approximately 40% of our sales are made outside of the United States. Accordingly, our businesses are affected by levels of industrial activity and economic conditions in the U.S. and in other countries where our products are sold and by the relationship of the U.S. dollar to other currencies.
      The PPE market is driven in part by the introduction and continued adherence to increased governmental safety standards for the health and safety of workers. Within the United States and Europe, we anticipate that regulators will continue to enforce compliance as well as introduce new safety standards. The PPE market is also highly competitive and therefore requires dedication to the introduction of new products and product line extensions as well as productivity improvements.
      In recent years we have focused on initiatives intended to foster share growth in our core markets through superior product innovation, differentiated “go-to-market” strategies and improved emerging market penetration. In addition, we seek to accelerate the penetration of non-industrial end markets such as consumer, military and construction.
      We have used selective acquisitions, in targeted markets or product lines, to enhance our strategies. Over the past nine years we have made eleven acquisitions, with the most recent being the March 2003 acquisition of the SafeWaze brand name, which brought the fall protection product line and greater access to the construction channel.
      On March 10, 2004, Aearo Corporation entered into a Merger Agreement (the “Merger Agreement”) with Aearo Technologies Inc. (formerly known as AC Safety Holding Corp.) and its subsidiary, AC Safety Acquisition Corp., that closed on April 7, 2004 (the “Merger”). Prior to the Merger, Aearo Technologies Inc. did not have any operations. Pursuant to the terms of the Merger Agreement, AC Safety Acquisition Corp. merged with and into Aearo Corporation with Aearo Corporation surviving the Merger as a wholly-owned subsidiary of Aearo Technologies Inc. The aggregate purchase price was $409.3 million, including fees and expenses. The Merger was financed with $303.7 million of new debt consisting of $175.0 million of 8 1/4% Notes and a $125.0 million senior credit facility, $3.7 million of assumed debt, $4.3 million of cash and $101.3 million of equity. Aearo Corporation accounted for the Merger in accordance with SFAS No. 141, “Business Combinations”, and allocated the purchase price to assets and liabilities based on their fair values. Aearo Corporation’s new basis of accounting was pushed down to Aearo Company, therefore, the historical financial information of predecessor Aearo Corporation is not comparable to the financial information of successor Aearo Technologies Inc. for periods after March 31, 2004.
Critical Accounting Policies
      The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. GAAP requires the use of estimates, judgments, assumptions and subjective interpretations of accounting principles that affect the reported amounts of assets, liabilities, revenues and expenses. We believe our use of estimates and underlying accounting assumptions adhere to GAAP and are consistently applied. We revise our estimates and assumptions as new information becomes available.
      We believe the following policies involve a higher degree of judgment and/or complexity.
      Basis of Presentation — The Merger was accounted for as a business combination in accordance with SFAS No 141, “Business Combinations”. The purchase price was allocated to assets and liabilities based on their fair values as determined by management and resulted in a new basis of accounting as of April 1, 2004. Due to the new basis of accounting, historical financial information of predecessor Aearo Corporation is not comparable to the financial information of successor Aearo Technologies Inc. for the periods after March 31, 2004.
      Income Taxes — We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”, which requires deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization of the deferred tax asset for net operating losses is dependent on generating sufficient future taxable income in the United States prior to the expiration of the net operating losses and credit carryforwards, which expire over various periods ranging from 2010 to 2021 and are subject to certain limitations on their use after the Merger. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using currently enacted tax rates. At September 30, 2004, our deferred tax asset for domestic net operating losses was partially offset by a valuation allowance of $7.5 million. During the period ended September 30, 2005, management determined that based on current domestic operating results, it is more likely than not that domestic net operating losses will be realized and consequently reversed the $7.5 million valuation allowance. Since the valuation allowance related to our predecessor’s net operating losses, goodwill was reduced for this reversal.
      Product Liabilities — We have established reserves for potential product liabilities that arise out of the use of our products. A significant amount of judgment is required to quantify our ultimate exposure in these matters and the reserve is estimated based on currently available information and historical claims experience. Reasonable estimates of our probable product liabilities substantially related to asbestos and silica-related claims are determined by us based on data provided by a third party and past cases and settlements. We have determined that the five year period through 2010 is the most reasonable time period for projective asbestos and silica-related claims and defense costs. From time to time, we may seek the assistance of an independent consultant to assess the adequacy of the reserve. While we believe that the current level of reserve is adequate, changes in the future could impact these determinations.
      Pension Plan — The valuation of our pension plan requires the use of assumptions and estimates that are used to develop actuarial valuations of expenses and assets/liabilities. These assumptions include discount rates, investment returns, projected salary increases and mortality rates. The actuarial assumptions used in our pension reporting are reviewed annually and compared with external benchmarks and internal operating trends to assure that they accurately account for future pension obligations. Changes in assumptions and future investment returns could potentially have a material impact on our pension expense and funding requirements.

      Revenue Recognition and Allowance for Doubtful Accounts — We recognize revenue when title and risk transfer to the customer, which is generally when the product is shipped to customers. At the time revenue is recognized, certain provisions may also be recorded including pricing discounts and incentives. We offer our customers three types of incentive programs: a sales rebate/volume discount program, a marketing incentive program and a co-operative advertising program. The sales rebate/volume discount program is based on achieved volume levels along with growth incentives over the prior year’s sales dollars. Rebate obligations are estimated based on current sales levels and are recorded as a reduction of revenue when sales to the customer make progress towards the required sales level. The marketing incentive program provides qualifying customers that achieve specified volume levels with funds to assist the customers with marketing our products. The funds provided to the qualifying customers are recorded as a reduction of revenue when sales to the customer make progress towards the required sales level. The co-operative advertising program provides funds to specific customers to advertise our products. The qualifying customers provide specific documentation of the advertising to us to assure that the benefit received is comparable to other arms length advertising expenditures undertaken by us. The amount of co-operative advertising charged to selling and administrative expenses for the years ended September 30, 2003, 2004 and 2005 were $1.7 million, $1.9 million and $2.6 million, respectively.
      An allowance for doubtful accounts is generally recorded based on a percentage of aged receivables. However, management judgment is involved with the final determination of the allowance based on several factors including specific analysis of a customer’s credit worthiness, historical bad debt experience, changes in payment history and general economic and market trends.
      Cost of Goods Sold — Cost of goods sold includes all costs to manufacture our products including raw materials, which include inbound freight and import duties, direct labor, plant supervision, maintenance labor and parts, quality control, receiving, purchasing, production planning, manufacturing supplies, scrap, rework, utilities, depreciation, property taxes, sales and use taxes and insurance.
      Selling and Administrative Expenses — Selling and administrative expenses include salaries and benefits for selling, marketing, customer service, finance and human resources personnel, direct marketing expenses, trade show expenses, commissions, selling expenses, bad debts, advertising, travel and entertainment, office supplies, recruiting, relocation, legal expenses, accounting fees, consulting and warehousing, shipping and handling expenses incurred after the point of manufacture.
      Goodwill and Impairment of Long-Lived Assets — SFAS No. 142, “Goodwill and Other Intangible Assets,” requires that goodwill no longer be amortized, and instead, be tested for impairment on a periodic basis. In testing for a potential impairment of goodwill, SFAS No. 142 requires us to individually allocate and assign the carrying value of assets and liabilities (including goodwill and intangible assets) to specific reporting units or business segments, estimate the fair value of the reporting units or business segments, and determine goodwill and indefinite life intangible impairment by comparing the estimated fair value to the assigned carrying value. The process of evaluating the potential impairment is highly subjective and requires significant judgment at many points during the analysis. We evaluate long-lived assets, including other finite life intangible assets, of identifiable reporting units for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. Cash flows used in the potential impairment evaluation are based on management’s estimates and assumptions. Changes in business conditions could potentially require future adjustments to asset valuations.
Results of Operations
      The following discussion provides a comparison of the results of operations for the successor company for the fiscal year ended September 30, 2005 and that of the predecessor company on a combined basis for the fiscal year ended September 30, 2004 with the historical results of operations of the predecessor company for the fiscal year ended September 30 2003. The discussion is provided for comparative purposes only, but the value of such comparison may be limited. The combined results of operations for the fiscal year ended September 30, 2004 include the results of operations of the predecessor company for the six months ended March 31, 2004, combined with the results of operations of the successor company for the six months ended

September 30, 2004. The combined financial information for the year ended September 30, 2004 is merely additive and does not give proforma effect to the Merger transaction. Our results of operations after March 31, 2004 are not comparable to the results of operations of the predecessor company for the periods prior to April 1, 2004.
      The following table sets forth the major components of the Company’s consolidated statements of operations expressed as a percentage of net sales.

	Years Ended September 30,

	2003	2004(1)	2005

Net sales:
Safety Products	76.6%	75.6%	75.2%
Safety Prescription Eyewear	12.6	11.0	9.3
Specialty Composites	10.8	13.4	15.5

Total net sales	100.0	100.0	100.0
Cost of sales	51.8	57.2	51.2

Gross profit	48.2	42.8	48.8
Selling and administrative	32.0	31.3	31.0
Research and technical service	2.1	2.1	2.2
Amortization expense	0.0	0.8	1.2
Other charges (income), net	0.6	0.3	0.1
Restructuring charge	0.0	(0.3)	—

Operating income	13.5%	8.6%	14.4%

(1)	Reflects a new basis of accounting subsequent to April 7, 2004 due to the Merger.
Fiscal 2005 Compared to Fiscal 2004
      Net sales in the year ended September 30, 2005 increased 16.7% to $423.4 million from $362.8 million in the year ended September 30, 2004. The increase in net sales was primarily driven by organic growth in the Safety Products and Specialty Composites segments and foreign currency translation. The weakness of the U.S. dollar favorably impacted net sales by $7.7 million. The Safety Products segment net sales in the year ended September 30, 2005 increased 16.0% to $318.5 million from $274.4 million in the year ended September 30, 2004. The increase in net sales resulted from a 13.4% increase in organic growth and a 2.6% increase due to foreign currency translation. Organic sales growth for the Safety Products segment, defined as net sales less the impact of foreign currency translation and acquisitions, has increased for thirteen consecutive quarters. We attribute this growth to an improved economy and our ability to generate market share gains enabled by our breath of product offerings, complemented by successful introductions of new products. The Safety Prescription Eyewear segment net sales in the year ended September 30, 2005 decreased slightly to $39.4 million from $39.8 million in the year ended September 30, 2004. Specialty Composites’ net sales in the year ended September 30, 2005 increased 34.7% to $65.5 million from $48.6 million in the year ended September 30, 2004. The increase was primarily driven by market share gains and an improving economy driving volume increases in the precision electronics, truck, aircraft and industrial markets.
      Gross profit for the year ended September 30, 2005 increased 33.1% to $206.7 million from $155.3 million for the year ended September 30, 2004. Gross profit for fiscal 2004 was adversely affected by a non-recurring charge of $17.1 million resulting from the write-up of inventory required by SFAS No. 141 on the merger date and subsequent sale of such inventory. Gross profit as a percentage of sales for the year ended September 30, 2005 was 48.8% as compared to 47.5% for the year ended September 30, 2004 with fiscal year 2004 calculated by excluding the effects of the purchase accounting adjustment. The improvement in the gross profit percentage, to the highest gross profit percentage in our history, is primarily due to the favorable impacts of higher manufacturing volumes in our plants covering our manufacturing costs, favorable product mix, productivity improvements and the impact of foreign currency translation. Our gross profit may not be comparable to the gross profit of other entities who record shipping and handling expenses as a component of cost of sales. The Safety Products segment gross profit in the year ended September 30, 2005, increased 20.8% to $161.1 million from $133.4 million, when excluding the effects of the purchase accounting adjustment, in the year ended September 30, 2004. The increase in gross profit is primarily due to the favorable impacts of higher manufacturing volumes in our plants covering our manufacturing costs due to an improved economy and our ability to successfully introduce new products, favorable product mix, productivity improvements and the impact of foreign currency translation. The Safety Prescription Eyewear segment gross profit in the year ended September 30, 2005, decreased slightly to $17.8 million from $18.5 million in the year ended September 30, 2004, when excluding the effects of the purchase accounting adjustment, primarily as a result of the slight decline in sales volume and the mix in sales of our products. The Specialty Composites’ segment gross profit in the year ended September 30, 2005 increased $9.0 million, or 47.8%, to $27.8 million from $18.8 million in the year ended September 30, 2004, when excluding the effects of the purchase accounting adjustment. The increase was primarily driven by market share gains and an improving economy driving volume increases in the precision electronics, truck, aircraft and industrial markets. Productivity and improved manufacturing absorption, due to a higher level of production in Specialty’s plants, also favorably impacted gross profit.
      Operating expenses for the year ended September 30, 2005 increased 17.6% to $145.9 million from $124.1 million for the year ended September 30, 2004. The increase in operating expenses was primarily driven by increases in selling and administrative, research and technical services expenses, amortization expense, and an absence of income as a result of the prior year’s partial reversal of a prior period’s restructuring provision. Selling and administrative expenses included higher levels of variable selling expenses, as well as increased marketing expenses to support new product launches and our global brands. Selling and administrative expenses as a percentage of net sales improved to 31.0% in the year ended September 30, 2005 as compared to 31.3% for the year ended September 30, 2004. The increase in selling and administrative expenses included approximately $1.6 million due to foreign currency translation, $1.7 million due to variable selling expenses, as well as $2.0 million in increased marketing expenses to support new product launches and build brand support. Amortization expense increased approximately $2.3 million due to the fair value allocation of purchase price to finite lived intangible assets required by SFAS No. 141 due to the Merger. The restructuring provision adjustment of $1.1 million of income in the year ended September 30, 2004 was the result of a change in estimate relating to non-cancelable leases. The decrease in other charges (income), net of $0.8 million was primarily attributed to the bond call premium of $1.5 million paid as a result of the Merger that was expensed in the year ended September 30, 2004.
      Operating income for the year ended September 30, 2005 increased 94.9% to $60.8 million from $31.2 million for the year ended September 30, 2004. Operating income in 2004 included a non-recurring charge of $17.1 million resulting from the write-up of inventory and a $1.7 million increase in depreciation and amortization for identifiable assets written up to fair value as required by SFAS No. 141 on the merger date. Operating income in the year ended September 30, 2005 includes additional amortization expense of approximately $2.4 million due to the fair value allocation of purchase price to finite lived intangible assets required by SFAS No. 141 due to the Merger. Excluding the effects of the purchase accounting adjustments for both years, operating income increased by $14.2 million and as a percentage of net sales for the year ended September 30, 2005 increased to 15.2% from 13.8% for the year ended September 30, 2004.
      Interest expense, net, for the year ended September 30, 2005 decreased to $23.1 million from $27.5 million for the year ended September 30, 2004. Interest expense for the year ended September 30, 2004 included the write-off of approximately $3.9 million for deferred financing fees related to the redemption of the 12.50% senior subordinated notes and the repayment of our old senior bank facilities. In addition, we incurred an incremental 30 days of interest of $1.0 million on the 12.50% senior subordinated notes between the call date for the 12.50% senior subordinated notes and the redemption date. Net of the write-off of deferred financing fees and the incremental senior subordinated notes interest, the interest expense for the year ended September 30, 2005 increased $0.5 million due to the higher level of borrowings under our new credit facility, the 8 1/4% senior subordinated notes and the 12.00% Notes.

      The provision for income taxes for the year ended September 30, 2005 was $10.8 million compared to $0.8 million for the year ended September 30, 2004. The effective tax rate for the year ended September 30, 2005 and 2004 was different from the statutory rate due to the mix of income between our foreign and domestic subsidiaries. Generally, the foreign tax rates of our foreign subsidiaries are lower than the domestic statutory rate. In addition, for the year ended September 30, 2005, a benefit was recorded to adjust estimated post-merger net operating loss carryforwards.
Fiscal 2004 Compared to Fiscal 2003
      Net sales in the year ended September 30, 2004 increased 14.7% to $362.8 million from $316.4 million in the year ended September 30, 2003. The increase in net sales was primarily driven by organic growth in the Safety Products and Specialty Composites segments, the impact of the SafeWaze acquisition on March 14, 2003 and foreign currency translation. The weakness of the U.S. dollar and the SafeWaze acquisition favorably impacted net sales by $11.6 million and $4.5 million, respectively. The Safety Products segment net sales in the year ended September 30, 2004 increased 13.2% to $274.4 million from $242.3 million in the year ended September 30, 2003. The increase in net sales resulted from a 6.7% increase in organic growth, a 4.6% increase due to foreign currency translation and a 1.9% increase due to the acquisition of SafeWaze. Organic sales growth for the Safety Products segment, defined as net sales less the impact of foreign currency translation and acquisitions, has increased for nine consecutive quarters. We attribute this growth to an improved economy and our ability to successfully introduce new products into the markets it serves. The Safety Prescription Eyewear segment net sales in the year ended September 30, 2004 decreased slightly to $39.8 million from $40.0 million in the year ended September 30, 2003. Specialty Composites’ net sales in the year ended September 30, 2004 increased 42.5% to $48.6 million from $34.1 million in the year ended September 30, 2003. The increase was primarily driven by market share gains and an improving economy driving volume increases in the precision electronics, truck, aircraft and industrial markets. The Company tracks measures such as computer and electronic production data and truck build rates to gauge the momentum in the Specialty Composites segment which has been experiencing positive sales trends in the last five quarters.
      Gross profit for the year ended September 30, 2004 increased 1.9% to $155.3 million from $152.4 million for the year ended September 30, 2003. Gross profit for 2004 was adversely affected by a non-recurring charge of $17.1 million resulting from the write-up of inventory required by SFAS No. 141 on the merger date and subsequent sale of such inventory. Excluding the effects of the purchase accounting adjustment, gross profit as a percentage of net sales for the year ended September 30, 2004 was 47.5% as compared to 48.2% for the year ended September 30, 2003. The slight decline in the gross profit percentage, exclusive of the non-recurring charge, is primarily due to unfavorable product mix partially offset by productivity improvements and the impact of foreign currency translation. The Safety Products segment gross profit in the year ended September 30, 2004, excluding the effects of the purchase accounting adjustment, increased 9.8% to $133.4 million from $120.0 million in the year ended September 30, 2003. The increase in gross profit is primarily due to an improvement in sales volume due to an improved economy, our ability to successfully introduce new products into the markets we serve, and the favorable impact of foreign currency translation. The Safety Prescription Eyewear segment gross profit in the year ended September 30, 2004, excluding the effects of the purchase accounting adjustment, decreased slightly to $18.5 million from $18.9 million in the year ended September 30, 2003, primarily a result of the slight decline in sales volume and the mix in sales of our products. Specialty Composites’ gross profit in the year ended September 30, 2004, excluding the effects of the purchase accounting adjustment, increased 61.5% to $18.8 million from $11.7 million in the year ended September 30, 2003. The increase was primarily driven by market share gains and an improving economy driving volume increases in the precision electronics, truck, aircraft and industrial markets, aided by productivity and improved manufacturing absorption.
      Operating expenses for the year ended September 30, 2004 increased 13.1% to $124.1 million from $109.7 million for the year ended September 30, 2003. The increase in operating expenses was primarily driven by an increase in selling and administrative, research and technical services expenses and amortization expense, partially offset by the restructuring provision adjustment and other charges, net. Selling and administrative expenses included approximately $1.1 million of expenses due to the acquisition of SafeWaze, $3.2 million due to foreign currency translation, $1.7 million due to variable selling expenses, as well as increased marketing expenses to support new product launches and build brand support. Selling and administrative expenses as a percentage of net sales improved to 31.3% in the year ended September 30, 2004 as compared to 32.0% for the year ended September 30, 2003. Depreciation and amortization expense increased approximately $1.7 million due to the fair value allocation of purchase price to tangible assets and finite lived intangible assets required by SFAS No. 141 due to the Merger. The restructuring provision adjustment of $1.1 million of income was the result of a change in estimate relating to non-cancelable leases. The decrease in other charges, net was attributed to a reduction in foreign currency transaction expenses partially offset by the bond call premium of $1.5 million as a result of the Merger.
      Operating income for the year ended September 30, 2004 decreased 26.9% to $31.2 million from $42.7 million for the year ended September 30, 2003. Operating income in 2004 included a non-recurring charge of $17.1 million resulting from the write-up of inventory and the $1.7 million increase in depreciation and amortization as required by SFAS No. 141 on the merger date due to purchase accounting. Excluding the effects of the purchase accounting adjustment, operating income increased by $7.3 million and as a percentage of net sales for the year ended September 30, 2004 increased to 13.8% from 13.5% for the year ended September 30, 2003.
      Interest expense, net, for the year ended September 30, 2004 increased to $27.5 million from $19.6 million for the year ended September 30, 2003. Interest expense for the year ended September 30, 2004 included the write-off of approximately $3.9 million for deferred financing fees related to the redemption of the 12.50% senior subordinated notes and the repayment of our old senior bank facilities. In addition, we incurred an incremental 30 days of interest of $1.0 million on the 12.50% senior subordinated notes between the call date for the 12.50% senior subordinated notes and the redemption date. The balance of the increase is due to the higher level of borrowings under our senior credit facility and the 8 1/4% senior subordinated notes.
      The provision for income taxes for the year ended September 30, 2004 was $0.8 million compared to $2.6 million for the year ended September 30, 2003. The effective tax rate for the year ended September 30, 2004 and 2003 was different from the statutory rate due to the mix of income between our foreign and domestic subsidiaries. Our foreign subsidiaries had taxable income in their foreign jurisdictions while our domestic subsidiaries have net operating loss carry-forwards for income tax purposes. Due to the uncertainty of realizing these tax benefits at September 30, 2004, the tax benefits for net operating losses were partially offset by a valuation allowance.
Effects of Changes in Exchange Rates
      In general, our results of operations are affected by changes in exchange rates. Subject to market conditions, we price our products in Europe and Canada in local currency. While many of our selling and distribution costs are also denominated in these currencies, a large portion of product costs are U.S. Dollar denominated. As a result, a decline in the value of the U.S. Dollar relative to other currencies can have a favorable impact on our profitability, and an increase in the value of the U.S. Dollar relative to these other currencies can have a negative effect on our profitability. Our Peltor® operations are also affected by changes in exchange rates relative to the Swedish Krona. In contrast to the above, a decline in the value of the Krona relative to other currencies can have a favorable impact on our profitability and an increase in the value of the Krona relative to other currencies can have a negative impact on our profitability. From time to time we will utilize forward foreign currency contracts and other hedging instruments to mitigate the effects of changes in foreign currency rates on profitability.
Effects of Inflation
      In recent years, inflation has been modest and has not had a material impact upon our results of operations.

Liquidity and Capital Resources
      Our business is affected by macroeconomic activity, mainly manufacturing output in developed nations. In addition, significant changes in product mix and volume can impact our liquidity and capital resources in both the short term and long term. We believe that our disciplined approach to cost control, our diversification into consumer and other channels and the available capacity on our revolving credit facility will enable us to maintain adequate liquidity and capital resources in an economic downturn. The introduction of new products is likely to continue to favorably impact liquidity and capital resources in periods of economic growth, although there are no guarantees that this trend will continue in the future.
      Our sources of funds have consisted primarily of operating cash flow and debt financing. Our uses of these funds consists principally of debt service, capital expenditures, dividends and acquisitions.
      As of September 30, 2005, our debt structure included: (a) $175.0 million of 8 1/4% Notes, which are publicly held and redeemable at the option of Aearo Company, in whole or in part at various redemption prices, (b) up to an aggregate of $175.0 million under the senior credit facility comprised of (i) a secured term loan facility consisting of loans providing for up to $125.0 million of term loans (collectively, the “Term Loans”) with a portion of the Term Loans denominated in Euros and (ii) a secured revolving credit facility (“Revolving Credit Facility”) providing for up to $50.0 million of revolving loans for general corporate purposes (effective April 28, 2005, the senior credit facility also has an uncommitted incremental term loan facility of up to $75.0 million for acquisitions (collectively, the “Senior Bank Facilities”)) and (c) $54.0 million in aggregate principal amount of 12.00% Notes due 2013. Since the date of the consummation of the Merger, our debt has been negatively impacted by $0.1 million related to the fluctuation of the Euro relative to the U.S dollar as of September 30, 2005. We do not plan to take any measure to minimize the foreign exchange impact of our Euro denominated debt. The amounts outstanding on the Term Loans were approximately $123.2 million at September 30, 2005. There were no amounts outstanding under the Revolving Credit Facility at September 30, 2005. The Revolving Credit Facility provides for the issuance of letters of credit in an aggregate face amount of up to $15.0 million. We had approximately $1.6 million of letters of credit outstanding at September 30, 2005. The Term Loans amortize quarterly over a seven-year period. Amounts repaid or prepaid in respect of the Term Loans may not be re-borrowed. Loans and letters of credit under the Revolving Credit Facility will be available until the Revolving Loan Maturity Date, which is April 7, 2010. The Term Loans mature on April 7, 2011. Effective December 31, 2004, we received a 0.25% reduction in the interest rate paid on the Term Loans for meeting certain financial covenants. We were in compliance with all financial covenants and restrictions as of September 30, 2005.
      On April 28, 2005, Aearo Company amended the existing credit agreement to allow it to make, prior to September 30, 2005, up to $35.0 million of cash distributions to Aearo Corporation for the purpose of paying cash dividends to Aearo Technologies Inc., its parent, to be used by Aearo Technologies Inc. primarily to repurchase, pro rata, its outstanding preferred shares and to pay accrued dividends on the preferred shares. In addition, the amendment, among other things, (i) increased the amount of the incremental term loan commitment from $60.0 million to $75.0 million (ii) eliminated the termination date for the incremental term loan commitment and (iii) allowed for incremental term loans in Euros.
      On May 5, 2005, Aearo Company’s Board of Directors declared and paid a cash dividend of $35.0 million to Aearo Company’s parent, Aearo Corporation, the sole holder of all issued and outstanding shares of Aearo Company’s common stock. Aearo Corporation then paid a cash dividend to Aearo Technologies Inc., Aearo Company’s ultimate parent and sole holder of all issued and outstanding shares of Aearo Corporation’s common stock. Aearo Technologies Inc. then used the proceeds from the dividend to make a partial repurchase of its preferred stock. Aearo Company used available cash to fund the dividend.
      On August 3, 2005, Aearo Corporation issued and sold $54.0 million in aggregate principal amount of 12.00% Notes. In connection with the sale, Aearo Corporation’s Board of Directors declared and paid a cash dividend of $54.0 million to its parent, Aearo Technologies Inc., the sole holder of all issued and outstanding shares of Aearo Corporation’s common stock. Aearo Technologies Inc. then used the proceeds from the dividend to repurchase all remaining outstanding shares of its preferred stock.

      We typically make capital expenditures related primarily to the maintenance and improvement of manufacturing facilities. Our principal source of cash to fund these capital requirements is cash from operations. We spent $7.7 million and $9.5 million, respectively, for capital expenditures for the years ended September 30, 2005 and 2004, respectively. We anticipate spending approximately $13.0 million for capital expenditures in the fiscal year ending September 30, 2006, which is expected to be funded by operating cash flows.
      Our net cash provided by operating activities for the year ended September 30, 2005 totaled $44.5 million as compared to $2.3 million for the year ended September 30, 2004. The increase of $42.2 million was primarily due to a $9.3 million increase related to the increase in net income adjusted for cash and non-cash charges (depreciation, inventory purchase accounting adjustment, amortization, deferred taxes and other), combined with a $32.9 million increase related to the net changes in assets and liabilities. Our net changes in assets and liabilities were primarily driven by increases in cash from receivables and inventory, accounts payable and accrued liabilities and other, net.
      Net cash used for investing activities was $6.2 million for the year ended September 30, 2005 as compared to $172.8 million for the year ended September 30, 2004. The decrease in net cash used by investing activities is primarily attributed to the non-recurrence of merger activities in 2005. Investments were only made for routine capital purchases.
      Net cash used for financing activities for the year ended September 30, 2005 was $35.7 million compared with $192.4 million for the year ended September 30, 2004. The change is primarily due to the non-recurrence of significant refinancings of new debt in 2005, other than the 12.00% Notes, the proceeds of which were used to redeem preferred stock.
      We maintain a non-contributory defined benefit cash balance pension plan. We utilize an outside actuarial firm to estimate pension expense and funding based on various assumptions including the discount rate and the expected long-term rate of return on plan assets. To develop the expected long-term rate of return on assets assumption, we considered historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. Based on Actuarial Standard of Practice No. 27 and interpretation of this standard, the SFAS No. 87 long-term rate of return on asset assumption must fall within a “best estimate range” — that is, a range of returns within which the actual return is more likely than not to fall. This “best estimate range” equates to a 20-year compound average return derived using the outside actuarial firms’ proprietary Portfolio Return calculator, or PRC, reflecting the asset allocation of the trust with appropriate adjustments for investment, trading, management and administrative expenses that are paid from the trust. For purposes of determining the 25th to 75th percentile range, the PRC uses the outside actuarial firms’ capital market assumptions with respect to each class to develop the probability distribution of returns. The independently developed rate of 8.00% falls within the 25th and 75th percentiles of 4.96% and 8.61%, respectively. The discount rate was lowered to 5.5% for the fiscal year ended September 30, 2005 from 6.0% for the fiscal year ended September 30, 2004. We base the discount rate on the AA Corporate bond yields. The estimated impact of a 1% change in the discount rate results in a $0.1 million impact on annual pension expense.
      The variability of asset returns and discount rates may have either a favorable or unfavorable impact on pension expense and the funded status of the pension plan. Under minimum funding rules, no additional pension contributions were required to be made in fiscal 2005. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands of dollars):

Fiscal year 2006	$1,047
Fiscal year 2007	561
Fiscal year 2008	753
Fiscal year 2009	1,070
Fiscal year 2010	1,001
Fiscal year 2011 – 2015	7,108

      We have a substantial amount of indebtedness. We rely on internally generated funds, and to the extent necessary, on borrowings under our senior credit facility (subject to certain customary drawing conditions) to meet our liquidity needs. We anticipate that operating cash flow will be adequate to meet operating, capital expenditures and debt service requirements for the next several years, although there can be no assurances that existing levels of sales and normalized profitability, and therefore cash flow, will be maintained.

Product Liability Claims
      We are a defendant in lawsuits by plaintiffs alleging that they suffer from respiratory medical conditions, such as asbestosis or silicosis, relating to exposure to asbestos and silica, and that such conditions result, in part, from the use of respirators that, allegedly, were negligently designed or manufactured. The defendants in these lawsuits are often numerous, and include, in addition to manufacturers and distributors of respirators, manufacturers, distributors and installers of sand (used in sand blasting), asbestos and asbestos-containing products. Many of these claims are covered by the Asset Transfer Agreement entered into on June 13, 1995 by Aearo Company and Aearo Corporation, on the one hand, and Cabot Corporation and certain of its subsidiaries, or the Sellers, on the other hand, or the 1995 Asset Transfer Agreement. In the 1995 Asset Transfer Agreement, so long as Aearo Corporation makes an annual payment of $400,000 to Cabot, the Sellers agreed to retain, and Cabot and the Sellers agreed to defend and indemnify Aearo Corporation and its subsidiaries against, any liability or obligation relating to or otherwise arising under any proceeding or other claim against Aearo Corporation and its subsidiaries or Cabot or their respective affiliates or other parties with whom any Seller directly or indirectly has a contractual liability sharing arrangement which sounds in product liability or related causes of action arising out of actual or alleged respiratory medical conditions caused or allegedly caused by the use of respirators or similar devices sold by Sellers or their predecessors (including American Optical Corporation and its predecessors) prior to July 11, 1995. To date, Aearo Corporation has elected to pay the annual fee and intends to continue to do so. In addition, under the terms of the Merger Agreement with AC Safety Acquisition Corp., Aearo Corporation agreed to make the annual payment to Cabot for a minimum of seven years from the date of the consummation of the Merger. Aearo Corporation and its subsidiaries could potentially be liable for claims currently retained by Sellers if Aearo Corporation elects to cease paying the annual fee or if Cabot and the Sellers are no longer able to perform their obligations under the 1995 Asset Transfer Agreement. Cabot acknowledged in a stock purchase agreement that it and Aearo Corporation entered into on June 27, 2003 (providing for the sale by Cabot to Aearo Corporation of all of the common and preferred stock of Aearo Corporation owned by Cabot) that the foregoing provisions of the 1995 Asset Transfer Agreement remain in effect. The 1995 Asset Transfer Agreement does not apply to claims relating to the business of Eastern Safety Equipment, the stock of which Aearo Company acquired in 1996.

      The following table sets forth information concerning respiratory claims filed against Aearo Company I in fiscal 2003, 2004 and 2005.

	Silica			Asbestos

		October 1,	October 1,		October 1,	October 1,
	Through	2003 through	2004 through	Through	2003 through	2004 through
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2003	2004	2005	2003	2004	2005

Number of claims at beginning	135	6,629	11,087	564	4,143	4,282
Increases in number of claims	6,529	4,586	2,409	3,862	152	1,074	(1)
Number of claims settled	13	0	2	245	1	0
Number of claims dismissed without payment	22	128	780	38	12	1,232
Ending number of claims	6,629	11,087	12,714	4,143	4,282	4,124
Average amount per claims settled	$24.36	N/A	$16.99	$83.24	$0	$0
Average amount per claims closed(2)	$9.05	$0	$0.04	$72.06	$0	$0

(1)	The 1,074 new asbestos claims include 114 claims that allege exposure from clothing, which Aearo Company I never manufactured.

(2)	The difference between average amount for claims “settled” versus average amount for claims “closed” is that some claims are dismissed or withdrawn without having to pay a settlement or any amount. The “average amount per claim closed” includes claims closed by both settlement and by dismissal without payment, while the “average amount per claim settled” is for claims settled.
     In addition to the above claims, we may agree to pay a share of the settlement and defense costs in particular cases even though we are not named as a defendant because of agreements with prior owners of the brand and/or because of allegations that we have some risk of legal liability as a successor (“Additional Claims”). During fiscal 2005, we paid a total of $1.6 million for settlement, administrative and defense costs resulting in the settlement of 4,325 silica and asbestos claims that were settled between October 1, 2002 and September 30, 2004 involving both claims in which we were named as a defendant and Additional Claims. During fiscal 2005, we paid a total of $0.7 million for administrative and defense costs involving both claims in which we were named as a defendant and Additional Claims. Also in fiscal 2005, in addition to the cases in the above chart, we paid $0.3 million to settle approximately 4,449 claims, involving a still being determined ratio of claims in which Aearo Company I was named as a defendant and Additional Claims and therefore the above table does not reflect the settlement of these claims. In addition, we may receive the benefit of releases in some additional cases settled by the AO Defense Group regardless of whether or not any claim was made against it.
      The above information was based on data compiled by a third party that tracks numbers of cases and settlements on behalf of the “AO Defense Group” and is believed to be materially accurate. This information may be subject to future adjustment in light of new information becoming available. The AO Defense Group is a voluntary association of current and former manufacturers of the “AO Safety” brand of respirators and certain of their insurers in which we participate and through which all of our settlements have been handled in the relevant years. Also, during fiscal 2005, there may have been claims settled by and fully funded by the insurers of Eastern Safety Equipment Co., Inc., a subsidiary of Aearo Company which is in the process of winding up its affairs.
      At September 30, 2005 and September 30, 2004, we recorded liabilities of approximately $5.1 million and $5.4 million, respectively, which represent reasonable estimates of our probable liabilities for product liabilities substantially related to asbestos and silica-related claims as determined by us in consultation with an independent consultant. The $0.3 million reduction in the reserve, net of new accruals which added to the reserve, since September 30, 2004 is primarily attributed to the payment of $1.6 million, as referenced above, to pay costs attributed to settlement, administrative and defense costs that had been reached over a two year time period, $0.7 million for administrative and defense costs involving both claims in which we were named as a defendant and Additional Claims, the payment of $0.3 million, as referenced above, for the settlement of 4,445 claims during fiscal 2005, and $0.1 million, net of insurance proceeds, to settle a safety eyewear product liability claim. This reserve is re-evaluated periodically and additional charges or credits to results of operations may result as additional information becomes available. Various factors increase the difficulty in determining our potential liability, if any, in such claims, including the fact that the defendants in these lawsuits are often numerous and the claims generally do not specify the amount of damages sought. Additionally, the bankruptcy filings of other companies with asbestos and silica-related litigation could increase our cost over time. In light of these and other uncertainties inherent in making long-term projections, the Company has determined that the five-year period through fiscal 2010 is the most reasonable time period for projecting asbestos and silica-related claims and defense costs. It is possible that we may incur liabilities in an amount in excess of amounts currently reserved. However, taking into account currently available information, historical experience, and the 1995 Asset Transfer Agreement, but recognizing the inherent uncertainties in the projection of any future events, it is management’s opinion that these suits or claims should not result in final judgments or settlements in excess of our reserve that, in the aggregate, would have a material effect on our financial condition, liquidity or results of operations.

Contractual Obligations
      We have the following minimum commitments under contractual obligations as of September 30, 2005:

				2011
	2006	2007 – 2009	2010 – 2011	and After	Total

Capital lease obligations	$353	$631	$122	$—	$1,106
Operating lease obligations	5,757	8,800	4,383	1,855	20,795
Mortgage obligations	2,048	—	—	—	2,048
Purchase obligations	5,994	10,972	6,138	1,545	24,649
Respiratory commitment	400	800	800	200	2,200
Deferred compensation	—	—	—	3,422	3,422
Long term debt and interest	21,702	43,403	56,163	435,203	556,471

Total	$36,254	$64,606	$67,606	$442,225	$610,691

      The amounts for long term debt above include both interest and principal payments. We paid approximately $4.2 million for taxes worldwide in fiscal 2005 and do not anticipate significant changes to our tax obligations in 2006. We had approximately $1.6 million of letters of credit outstanding as of September 30, 2005 and do not anticipate significant changes to our outstanding letters of credit in the future. We plan to fund approximately $1.5-$2.2 million per year for pension obligations over the next 5 years. The above contribution level was determined by considering many factors such as the funded status of the plan, the long term rate of return on plan assets of 8%, the duration of plan liabilities, workforce characteristics and changes to the plan features. The goal of the funding strategy is to achieve full funding while minimizing the year to year volatility of contribution payments. The deferred compensation plan is fully funded by investments made in a rabbi trust.

      We expect to have the following minimum commitments under contractual obligations as of September 30, 2005 after giving effect to this offering and the use of proceeds thereof:

2011
	2006	2007 – 2009	2010 – 2011	and After	Total

Capital lease obligations	$	$	$	$	$
Operating lease obligations
Mortgage obligations
Purchase obligations
Respiratory commitment
Long term debt and interest

Total	$	$	$	$	$

Off-Balance Sheet Arrangements
      We have no off-balance sheet arrangements or financing arrangements involving variable interest entities.
Quantitative and Qualitative Disclosures about Market Risk
      We are exposed to market risks related to changes in foreign currencies, interest rates and commodity pricing. We use derivatives to mitigate the impact of changes in foreign currencies and interest rates. All derivatives are for purposes other than trading. We account for derivatives pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. We have formally documented our hedging relationships, including identification of hedging instruments and the hedge items, as well as our risk management objectives.
Foreign Currency Risk
      Our results of operations are subject to risks associated with operating in foreign countries, including fluctuations in currency exchange rates. While many of our selling and distribution costs are denominated in Canadian and European currencies, a large portion of product costs are U.S. Dollar denominated. As a result, a decline in the value of the U.S. Dollar relative to other currencies can have a favorable impact on our profitability and an increase in the value of the U.S. Dollar relative to these other currencies can have a negative effect on our profitability. Our Swedish operations are also affected by changes in exchange rates relative to the Swedish Krona. A decline in the value of the Krona relative to other currencies can have a favorable impact on our profitability and an increase in the value of the Krona relative to other currencies can have a negative impact on our profitability.
      To mitigate the effects of changes in foreign currency rates on results of operations and cash flows, we execute two hedging programs, one for transaction exposures, and the other for cash flow exposures in foreign operations. For the year ended September 30, 2003, the impact on earnings for trade activities was a net gain of $0.3 million. For the year ended September 30, 2004 the impact on earnings for trade activities was a net loss of $0.5 million. For the year ended September 30, 2005, the impact on earnings for trade activities was minimal.
      In order to implement the transaction hedging program, we utilize forward foreign currency contracts for up to 30-day terms to protect against the adverse effects that exchange rate fluctuations may have on the foreign-currency-denominated trade activities (receivables, payables and cash) of foreign subsidiaries. These contracts have not been designated as hedges under SFAS No. 133 and, accordingly, the gains and losses on both the derivative and foreign-currency-denominated trade activities are recorded as transaction adjustments in results of operations. The impact on results of operations was a loss of approximately $0.6 million, a loss of approximately $0.2 million and a gain of approximately $1.0 million for the years ended September 30, 2005, 2004 and 2003, respectively. In regard to our cash flow hedging program, we comply with SFAS No. 133 which requires that derivative instruments be recorded in the balance sheet as either an asset or liability measured at its fair value. During the year ended September 30, 2005, we entered into 36 new forward foreign currency contract derivatives that are designed to protect us against exchange rate movement during fiscal 2006. As result of the new forward currency contracts, we have recorded a derivative payable of $0.6 million at September 30, 2005. For the years ended September 30, 2004 and 2003, we reclassified into earnings losses of $0.8 million and $2.0 million, respectively, resulting from the exercise of forward foreign currency contracts. All forward foreign currency contracts were determined to be highly effective whereby no ineffectiveness was recorded in earnings. In addition, we limit the foreign exchange impact on the balance sheet with debt denominated in Euros. We estimate that a hypothetical 1% adverse change in foreign currency exchange rates relative to the U.S. Dollar would impact net income by $0.4 million for our consolidated operating results.
Interest Rates
      We are exposed to market risk from changes in interest rates. From time to time we will utilize interest rate instruments to reduce the impact of either increases or decreases in interest rates on our floating rate debt.
      We had approximately $30.5 million of variable rate debt protected under an interest rate cap arrangement, which expired December 31, 2004. The approximate fair value of the cap at September 30, 2004 was $0.1 million. We did not elect hedge accounting treatment for the interest rate cap as defined under SFAS No. 133 and, as a result, fair value adjustments were charged directly to other charges (income), net. During the twelve months ended September 30, 2004 there was a $0.1 million gain in earnings.
      Management is of the opinion that it is well positioned to manage interest rate exposures in the short term. We continue to monitor interest rate movements and have mitigated the risks of potential interest rate fluctuations through the use of the aforementioned interest rate instruments. We estimate that a hypothetical 1% increase in interest rates would increase interest expense by $1.2 million.
Commodity Risk
      We are subject to market risks with respect to industry pricing in paper and crude oil as it relates to various commodity items. We are also exposed to market risks for electricity, fuel oil and natural gas consumed in our operations. Items with potential risk of price volatility are paperboard, packaging films, nylons, resins, propylene, ethylene, plasticizer and freight. We manage pricing exposures on larger volume commodities such as polycarbonate, polyols and polyvinyl chloride via price negotiations utilizing alternative supplier competitive pricing. We source some products and parts from Far East sources where resource availability, competition, and infrastructure stability has provided a favorable purchasing environment. We do not enter into derivative instruments to manage commodity risks.

INDUSTRY

Personal Protection Equipment
Overview
      The personal protection equipment market includes equipment and clothing worn for protection against bodily injury. Products include earmuffs and earplugs, communication headsets for noisy environments, safety eyewear and goggles, respirators, fall protection equipment, head protection equipment, protective clothing, gloves, footwear and other products. The global PPE market is approximately $15 billion in annual sales. Within this global market, we compete primarily in the approximately $4 billion segment of the market represented by hearing, eye, face, head, respiratory and fall protection products.
      Personal protection products are used primarily in the following end-markets:

•	Manufacturing. To protect workers from plant hazards such as industrial noise, dangerous gases, flying particles that may cause eye injuries and acidic, caustic and high temperature materials.

•	Construction. To protect workers from the risk of falling while working at heights, heavy falling objects, airborne dust and debris and construction equipment noise.

•	Telecommunications, gas and electricity. To protect workers from electrical shock and acidic and caustic chemicals.

•	Public safety and military. To prevent bodily harm, and to protect the eyes and ears during the use of firearms, explosives and other weaponry.

•	Consumer. To protect consumers in home improvement and maintenance projects.
Growth Drivers
      Historically, overall demand for personal protection equipment has been relatively stable due to government and industry regulations, a diverse end-user customer base and the non-discretionary and consumable nature of the products. The factors outlined below are the primary growth drivers of the PPE industry:

•	Increased regulatory standards and enforcement. The enforcement of safety regulations and an increased commitment to worker safety are key drivers of growth in the PPE industry. Regulatory and industry agencies such as OSHA, NIOSH and American National Standards Institute establish standards and/or enforce regulations with regard to worker safety. These regulatory bodies are active in updating and establishing new regulatory standards and enforcing those standards through strict compliance measures. Most regulatory changes tend to increase PPE use by better defining the requirements for compliance programs or by requiring PPE use against a new or formerly underestimated hazard. Evolving industry regulations represent opportunities for PPE innovators to drive growth.

•	Increased global adoption of workplace safety standards. Emerging markets represent a significant opportunity for growth in the PPE industry. Emerging markets such as China, Russia and Eastern Europe are experiencing significant growth in manufacturing and plant employment and rapid infrastructure improvements. At the same time, multinational companies are implementing their global safety standards in each of their locations, thereby increasing the focus on worker safety and increasing local pressure to keep up with Western safety standards and business practices. This trend is creating opportunities for PPE manufacturers to increase sales internationally.

•	Increased awareness of the benefits of workplace safety. Companies are realizing that the economic costs of a robust worker safety program are relatively small in relation to their overall maintenance, repair and overhaul budgets and the cost of regulatory fines, lost productivity and potential worker compensation lawsuits.

•	Improving compliance through product comfort and fashion appeal. PPE manufacturers are increasingly focused on product comfort and ergonomics as a means to increase PPE usage. Comfortable, well-fitting products help overcome worker reluctance to use PPE products and therefore appeal to the safety managers who are concerned with improving regulatory compliance and who typically make PPE purchasing decisions. Fashion and style have also become key growth drivers, especially for safety glasses. The development of more stylish and fashionable products has driven demand for safety eyewear by appealing to a broader audience and increasing usage.

•	Growing opportunities in the consumer segment. The consumer market is a growing segment of the PPE marketplace as more consumers become aware of the benefits provided by personal protection equipment and are attracted to consumer-oriented styles and branding. PPE in the consumer marketplace is used by small contractors and DIY consumers during projects such as construction, painting, woodworking, remodeling and refurbishing and lawn and garden work and during active outdoor activities where there are high noise or airborne particle levels.

•	Projected growth in the PPE construction market. The approximately $300 million U.S. construction PPE market, including fall protection equipment, has become an important growth category as employment growth, regulatory changes and disaster rebuilding efforts take effect. According to the U.S. Bureau of Labor Statistics, construction employment grew from 5.3 million in 1995 to 7.0 million in 2004 and is expected to continue to grow over the next five years. In addition, the industry’s relatively poor track record for worker safety has drawn increased scrutiny and heightened safety standards from regulatory agencies.

•	Increasing military opportunities. As leading militaries fundamentally reformulate battlefield requirements, there is an increasing opportunity for PPE products that improve operational efficiency and better protect the soldier. While militaries are reviewing a wide range of possibilities, several key focus areas include protecting soldiers from loud noises such as explosions; protecting their eyes while improving their visual acuity; and enabling significantly improved communication capability on the battlefield. Notably, the U.S. military has increased its purchase of headsets and associated equipment as it searches for technologies, such as tactical and active noise reduction headsets, that improve battlefield communication while reducing the risk of hearing loss.
Industry Participants and Basis for Competition
      The global PPE market is highly fragmented. Participants in the industry include small, single-product companies, larger multi-segment safety companies such as us, Bacou-Dalloz, Mine Safety Appliances, Ansell and Norcross, as well as several multinational corporations with product offerings generally limited to products adjacent to their core business. Competition is primarily based on product characteristics (such as design, style and functional performance), product quality, service, brand name recognition and, to a lesser extent, price.
      Competition in the PPE industry occurs at several levels: (i) the regulatory level where industry standards are adopted; (ii) the distributor level where products are sold; (iii) the purchaser level where safety managers determine product specifications; and (iv) the end-user level where workers select specific products for use.

•	Regulatory level. As noted above, the PPE Industry is defined by government regulations set by agencies such as OSHA in the U.S. and the CEN in the European Union. New regulations and changes in regulations result in new opportunities, and larger competitors work closely with regulatory agencies to help define these new regulatory standards. Products are required by law to meet standards and pass specified, rigorous testing protocols before they are introduced to the market; larger PPE manufactures typically benefit from this market dynamic, as they tend to have superior research and development capabilities and experience in product certification.

•	Distributor level. In general, the industry’s products are sold through industrial and safety products distributors. These distributors focus on offering a comprehensive product range from dependable manufacturers with well know brand names. As a result, distributors generally look to partner with manufacturers that can offer a range of products with recognized brand names and a reputation for product quality and superior service records. Distributors often are reluctant to change suppliers in order to avoid having to repeat the specification process with their customers.

•	Purchaser level. Safety directors, plant managers or site managers typically make the purchase decisions at the company level. Generally, the purchase decisions are based on (i) product compliance with applicable safety standards and end-user specific needs and (ii) the likelihood that workers will use the product. Frequently, multiple products are provided to end-users to help ensure compliance. Only a few of the larger PPE manufacturers have the sales force and dedicated resources to work directly with end users to pair products with end-users’ specific needs, train them on the proper use of the products and help them manage their safety supply chain.

•	End-user level. Plant and shop floor workers select the products to be used based on fit, comfort, style and brand. End-users typically prefer equipment with premium brands that have a reputation for style, quality and comfort while providing the necessary level of protection.

Energy Absorbing Composites
      We compete, through our Specialty Composites division, in the energy absorbing composites industry, which develops and produces materials that reduce, control or eliminate excess noise, vibration and thermal energy.
      Energy absorbing composites are used primarily in the following end-markets:

•	Precision Electronics Equipment. Advanced energy-control materials and technology for the design of quiet, durable and accurate precision electronic devices.

•	Business/ Regional Jet Aircraft. Highly customized solutions designed to control the interior levels of noise, vibration and thermal conditions in order to increase passenger comfort and improve operational efficiency.

•	Heavy Duty Truck. Design solutions for truck manufacturers to meet regulatory pass-by noise standards and thermal under hood and in-cabin requirements.

•	Industrial OEM. Thermal/acoustic solutions to manufacturers in a wide range of industries including applications for marine, power generators, garage door openers, pumps, compressors and electrical systems.
      The primary factors driving growth include: (i) new products that require unique energy absorbing solutions such as new consumer electronics; (ii) new regulations impacting the markets served such as new emission and “no-idle” laws in the trucking market; (iii) manufacturing growth in developing markets such as China; and (iv) increased applications for energy absorbing materials. Over the next several years, key end markets such as precision electronics and business and regional jets are expected to grow significantly due to trends in consumer electronics and the recovery of the aerospace market.
      The global energy absorbing composites market is highly fragmented, with few participants serving all the primary end-markets or geographies.
      Companies in this industry compete on the basis of engineering services, solution package characteristics (functional performance and installation ease), product quality, service, reputation and price. Industrial OEM product designers generally base their purchasing decisions on (i) the extent to which the solution meets design goals, including noise, vibration, shock or thermal performance along with government, industry or environmental regulations and (ii) the overall installed cost, including purchased components and installation considerations. Due to the technical nature of the solutions in most end markets, solutions are developed directly with customer design engineers. This fosters a direct channel sales approach and creates a significant barrier to entry.

BUSINESS
      We are a global leader in the hearing, eye, face, head, respiratory and fall protection segments of the estimated $15 billion global personal protection equipment, or PPE, market. We manufacture hearing protection devices, communication headsets, prescription and non-prescription safety eyewear, face shields, hard hats, reusable and disposable respirators, fall protection equipment and other safety products. Our products are marketed in over 70 countries under the well-recognized brand names AOSafety®, E-A-R®, Peltor® and SafeWaze®. We also manufacture a wide array of energy-absorbing materials that are incorporated into other manufacturers’ products to control noise, vibration and thermal energy. These products are marketed under our brand name E-A-R® Specialty Composites. We believe that the strength of our brand names, our reputation for developing and providing high-quality, innovative products, our intensive coverage of multiple distribution channels targeting a wide array of end-users, our broad product offering, and our commitment to providing exceptional customer service have enabled us to achieve leading positions in the market segments in which we compete. For the year ended September 30, 2005, our net sales were $423.4 million.
Segments
      We operate three business segments:

•	Safety Products;

•	Safety Prescription Eyewear; and

•	Specialty Composites.
      Through these three segments we sell a wide range of products to industrial distributors, as well as into the consumer, military and construction channels and directly to industrial companies. Please see Note 13 to our consolidated financial statements included elsewhere in this prospectus for more detailed financial information regarding our business segments as well as sales by principal geographic area.
Safety Products Segment
      The Safety Products segment manufactures hearing protection devices, communication headsets, non-prescription safety eyewear, face shields, hard hats, reusable and disposable respirators, fall protection equipment and other safety equipment. These products are sold under our AOSafety®, E-A-R®, Peltor® and SafeWaze® brand names.
      The following is a summary of Safety Product’s major categories and product lines:
      Hearing Protection: Our hearing protection category includes passive hearing protection products as well as communication headsets with hearing protection. Our hearing protection category generated gross sales (which we define as net sales plus freight revenue, cash discounts and rebates) of $207.5 million during our fiscal year ended September 30, 2005.
      Passive Hearing Protection. Passive hearing protection products are used in work environments where high noise levels could lead to hearing loss. Our passive hearing protection products primarily consist of disposable and reusable earplugs and passive earmuffs. We have been a leader in hearing conservation research and development since 1972, when we first introduced the cylindrical disposable earplug. We believe that we are the #1 global competitor in passive hearing protection.
      The earplug’s low expense and easy application are among the key factors in making it the most popular product used in the hearing protection market. The majority of earplugs are made of scientifically formulated polyvinyl chloride, or PVC, and polyurethane, or PU, foams. The earplug market is segmented into disposable and reusable. The disposable earplug market is further segmented into “roll-down” plugs and “push-in” plugs. Roll-down earplugs are designed to be “rolled down” (i.e., compressed) before being inserted into the ear, at which point they slowly “recover” to fill the ear canal, thereby providing the desired protection. Push-in earplugs, which are not compressed before insertion, combine the easy use and fit benefits of a reusable earplug with the cost and comfort advantages of a disposable earplug. Reusable earplugs, while initially more expensive than disposables, offer savings over the long term.
      We offer a wide range of products for each of the disposable, reusable and earmuff product categories. Our E-A-R® Classic® disposable earplug is the market leader due to its unique slow-recovery characteristics that provide superior fit, protection and comfort. Its yellow color is a registered trademark in the United States, Canada, Belgium, Netherlands and Luxembourg. Our disposable earplugs are available corded and uncorded and in a variety of packaging options. In the reusable earplug segment, we offer our patented E-A-R® UltraFit® and E-A-R® Express® products. The E-A-R® Express® product features a polyurethane pod and a short plastic stem to facilitate sanitary and easy insertion of the plug into the ear. We also offer the “Flex”tm line of “semi-aural” banded products, featuring articulating arms that allow for use in multiple positions and for easy storage around the neck.
      In the military channel, we sell the E-A-R® Combat Armstm earplug. Its patented design, specially developed for the armed forces and law enforcement personnel, allows wearers to hear low-level sounds critical to mission safety (e.g., conversation, footsteps and rifle bolts) while the plugs’ filters are engineered to provide instant protection from high level noises (e.g., weapons fire and explosions). Combat Armstm has been sold to the U.S., Canadian, French, British and Australian militaries.
      We also manufacture, assemble and sell a broad line of passive earmuffs under the E-A-R® and Peltor® brand names. These headsets provide effective and comfortable hearing protection in a variety of noise environments, can be worn over-the-head, under-the-chin or attached to a helmet and are made of durable, lightweight non-conductive plastic. We believe that our Peltor Optime Series is the #1 selling earmuff line in the world.
      Communication Headsets with Hearing Protection. We offer a rapidly growing full line of technology-driven hearing and communication headset solutions. We believe that we are the #1 competitor in Europe and the #2 competitor in North America in communication headsets.
      Communication headsets are technologically advanced, premium priced products that are designed to offer a variety of communication and/or entertainment solutions while ensuring reliable hearing protection. In general, these products are equipped with noise attenuation features that are integrated into a variety of technologies like FM radio, two-way radio, Bluetooth and duplex wireless communication to permit the user to engage in a broad array of activities while receiving effective hearing protection. For example, tactical headsets are designed for impulse noise environments to protect against harmful loud noises such as gunfire or explosions, while at the same time amplifying low decibel ambient sounds. These products primarily serve the military, law enforcement, industrial, fire safety and recreational (e.g., hunting and motor sports) markets.
      The communication headsets market is primarily driven by new technologies and product developments that expand end-user applications. We believe we have led the adaptation of entertainment functions, such as AM/ FM radio, for use with electronic ear muffs. Employers, particularly in Europe, increasingly regard these as tools to reduce worker monotony and improve productivity. These products are also used in the consumer channel in air travel, while mowing the lawn or undertaking DIY projects. In addition, we are pursuing developments in active noise reduction, or ANR, technology and wireless duplex technology (simultaneous multi-user communication) in military headsets are believed to significantly increase the safety and efficiency of military personnel while enabling them to communicate more effectively in battlefield situations. The U.S. military has increased its purchase of communication headsets and related material by 300% in the last three years as it re-thinks its communication needs.
      We entered the communication headset market in 1996 with our acquisition of Peltor Communications. Peltor has over 50 years of experience in the communications field and is widely considered the leader in communication headset and passive earmuffs in Europe. We strengthened our North American communication headset footprint in 2000 with the acquisition of Norhammer, Peltor’s North American master distributor.
      Through our Peltor® brand, we have a long-standing reputation for developing sophisticated, high quality products with maximum user comfort, performance, protection and design aesthetics. This reputation has positioned the Peltor® brand at the higher end of the market. Our leading products include: the WorkTunes® and FM Radiotm family of products, which have become increasingly popular across a range of industrial and consumer applications due to enhanced aesthetics and easy-to-use controls; the Ground Mechanic® headset, featuring the PowerCom and LiteComtm product lines, which allow airline ramp crews to maintain constant communication with the cockpit crew; and the Peltor® PTLtm (“Push to Listen”) over-the-head earmuff, which allows normal communication at the touch of a button while still providing protection from loud noises.
      Eye, Face and Head Protection: Our eye, face and head protection category includes non-prescription eye protection as well as face and head protection products. Our eye, face and head protection products generated gross sales of $73.4 million during our fiscal year ended September 30, 2005.
      Non-Prescription Eye Protection. Non-prescription eye protection is used in work environments where a number of hazards present a danger to the eyes, including dust, flying particles, metal fragments, chemicals, extreme glare and optical radiation. The basic categories of eyewear protection products are non-prescription, or “plano” eyewear and goggles.
      Plano eyewear accounts for the majority of our sales in this category and encompasses a full range of protective needs, including visitor spectacles, over-the-glass, single lens and dual lens products. Within these categories are a variety of styles, frame colors and lens options that include a number of adjustability and comfort features. Many of these AOSafety® and Peltor® products feature our proprietary DXtm coating, combining the benefits of chemical and scratch resistance with anti-fog properties. Flywear®, Maximtm, X-Seriestm, Metaliks®, Fueltm, X-Factor® and X.Sporttm eyewear offer modern sport styling with numerous comfort features. Nuvotm eyewear has the classic dual lens look redesigned for today’s worker. Our Lexa® eyewear line blends a wrapping, single lens with a lightweight, frameless design. Virtuatm offers stylish eyewear at an economical price. Visitor spectacles and over-the-glass products are represented by our Seepro® and Tourguard® models.
      We also sell a broad line of goggles, which are typically required in work environments where a higher degree of impact protection is required, where increased protection against dust, mist or chemical splash is needed and/or for use in welding operations. To meet these requirements, we offer a variety of vented and non-vented goggles with varying fields of view including Dust GoggleGeartm for Lexa®, Splash GoggleGeartm for Lexa® and Centurion®, all under the AOSafety® brand.
      In order to optimize our cost of product, we will either manufacture or import our non-prescription eye protection products from Asia. During fiscal year 2005, we imported approximately 40% of these products.
      Face and Head Protection. Face and head protection are used in work environments where a number of hazards present a danger to the face and head, including flying particles, metal fragments, chemicals, extreme glare, dust, optical radiation and items dropped from above. The basic categories of face and head protection are faceshields and hard hats.
      Faceshields are designed to protect against heat, splash and flying particles and are worn in conjunction with other protective equipment, such as plano eyewear and respirators. We offer a wide variety of use specific faceshields under both the AOSafety® and Peltor® brands. The patented AO TuffMaster® line of faceshields is one of the leading brands in the market.
      We also sell a broad line of hard hats, including “bump” caps, full-brim hats and traditional hard hats, featuring four or six point suspension, ratchet adjustment, and a wide selection of colors and custom imprinting. The XLR8® line of hard hats represents the latest design and functionality under the AOSafety® brand.
      Other Safety: Our other safety category includes respiratory and fall protection products as well as other safety equipment. Our other safety category generated gross sales of $49.5 million during our fiscal year ended September 30, 2005.
      Respiratory Protection. We offer a broad line of respiratory protection products in North America primarily focused on the U.S. consumer channel.

      Respiratory protection products are used to protect against the harmful effects of contamination and pollution caused by dust, gases, fumes, sprays and other contaminants. The respiratory market can be segmented into the following product categories: disposable masks; air-purifying respirators; self-contained breathing apparatuses; and airline respirators.
      We offer a broad line of disposable dust and mist masks; cartridge-equipped quarter, half and full-face respirators; and “escape” respirators (a single-use respirator for emergencies) under the AOSafety® brand. We focus on product innovation by improving ease of use, convenience and comfort. Our leadership in design and innovation is manifested in our product offerings, including the QuickLatch® 8000 series half mask respirator and the QuickFit® full face mask respirator, each featuring a patented on-and-off latching system that can be accomplished with just one hand. The QuickLatch® 8000 line is increasing penetration in the industrial and retail paint channels.
      Fall Protection. We entered the fall protection market in 2003 with the acquisition of SafeWaze, Inc. We offer a line of fall protection equipment under the AOSafety® SafeWaze® brand name. Based on management beliefs regarding competitors in the North America construction market, we estimate that we currently hold the #3 position in the North American construction market, with growing market share in the industrial and consumer markets.
      Fall protection consists of equipment used to protect workers operating at heights, and primarily serves the construction, industrial and consumer markets. Types of equipment are traditionally broken up into two categories: soft goods and hard goods. Soft goods consist of the items a worker wears up to and including an anchor point device such as harnesses, lanyards, self-retracting lifelines, miscellaneous anchoring devices and hardware. Hard goods refer mainly to engineered, permanent anchor points systems traditionally built into structures. We focus mainly on the soft goods market. Our products are specifically designed to not only protect a worker if a fall occurs, but to allow maximum comfort, maneuverability and ergonomic safety while in use.
Safety Prescription Eyewear Segment
      The Safety Prescription Eyewear, or SRx, segment manufactures and sells products under the AOSafety® brand name that are designed to protect the eyes of workers who require corrective lenses from the typical hazards encountered in the industrial and other work environments. We purchase component parts, lenses and the majority of our frames from various suppliers. We grind and shape the lenses to the end-user’s prescription, and then assemble the glasses using the end-user’s choice of frame. We view our ability to provide individual attention to each patient through Company-employed, as well as independently contracted eye-care professionals, as an essential part of our SRx business. These products serve a wide variety of end-user markets such as utilities, transportation, industrial manufacturing and federal, state and local governments.
Specialty Composites Segment
      Our Specialty Composites segment manufactures a wide array of energy-absorbing composites that control noise, vibration and shock and are incorporated into other manufacturers’ products to control noise, vibration and shock. These materials are used in applications such as noise and vibration damping for precision electronics, integrated acoustical systems for business and regional jet aircraft, thermal insulation and damping for heavy duty trucks and vibration and noise control for industrial products.
      Our success in this specialized industry is based on our ability to leverage our two main core competencies: (1) our proprietary computer design know-how, which positions us as a design partner with industrial OEM customers to create integrated thermal, acoustic and shock solutions; and (2) our unique ability to design specialized high-performance materials such as PU, PVC and thermoplastic elastomers, or TPE’s, for a variety of end uses, including: Tufcote® acoustical products; Confor® for cushioning and shock protection; ISODAMP® for reduction of mechanical vibration; ISOLOSS® for LCD gasketing; and VersaDamp® for shock protection. Specialty Composites also produces the specially formulated foams used in the manufacture of Safety Products’ earplugs.

      Specialty Composites’ marketing efforts are aimed at four key strategic segments worldwide: aircraft, precision electronic equipment, heavy-duty trucks and industrial original equipment manufacturing, or OEM.
      Aircraft Market. We provide integrated thermal acoustic systems for aircraft manufacturers and refurbishers worldwide. We have integrated a full suite of computer assisted design software to create integrated thermal/acoustic solutions primarily for business and regional jets. These highly customized solutions are designed to control the interior levels of noise, vibration and thermal conditions in a weight-efficient manner, allowing aircraft OEMs to produce aircraft that have desirable passenger comfort and operational efficiency characteristics and that meet FAA regulations.
      Precision Electronic Equipment Market. This global market has increasingly focused on compact portable devices that require durability and lower noise levels. Our design expertise and proprietary energy absorbing materials and technology are critical to enterprise and consumer electronics product development, helping in the design of quieter, more rugged and higher speed devices. Among the key applications for which we have developed proprietary solutions are noise/vibration reduction and shock protection for hard disk drives in portable and desk top computers, hand held portable devices, data servers and data storage arrays.
      Heavy-Duty Truck Market. We provide design solutions for truck manufacturers to meet regulatory pass-by noise standards and acoustical and thermal underhood and in-cabin requirements. We design light-weight integrated systems for the truck market that include: damped or resilient gaskets and seals that absorb the vibration between body parts; specialty foam seating that reduces the level of vibration that the operator feels; cabin interior liners and floor and door panel damping that reduce the noise level and provide thermal insulation of the cabin; and under hood barrier/absorber to reduce noise emission to the surroundings.
      Industrial OEM Market. Our energy-control technology base, broad product line and depth of engineering experience enable us to provide highly effective, targeted solutions to manufacturers in a wide range of industries. Our engineered systems provide cost-effective acoustical and thermal solutions that include noise control treatments for pumps, power generators and compressors; vibration damping for garage door openers and laboratory centrifuges; shock protection for personal protection apparel; and high performance sealing solutions for electrical control boxes and electrical systems.
Our Competitive Strengths
      Between fiscal years 2003 and 2005, our net sales increased at a compounded annual growth rate of 15.7%, and for fiscal year 2005, we achieved gross margins of 48.8% and operating income margins of 14.4%. We believe that our ability to generate these exceptional growth rates and margins results from the following competitive strengths:
      Global market leader. We are positioned as one of the few large, global manufacturers in the highly fragmented PPE market. Approximately 80% of our net safety products sales are derived from products in which we estimate we hold the #1 or #2 global market position. For example, we believe we are the #1 manufacturer of passive hearing protection equipment, the #1 manufacturer of communication headsets and the #2 manufacturer of eye protection products in the world. Additionally, we believe we are #1 in the market for safety products sold through the U.S. DIY/hardware channel.
      Leading global brand names. We market our broad range of products primarily under four well-recognized brand names: E-A-R®, AOSafety®, Peltor® and SafeWaze®. Our yellow “E-A-R® Classic®” earplug color is a registered trademark in the United States, Canada, Belgium, Netherlands and Luxembourg, and customers associate the yellow color with a brand they have used and trusted since its introduction in 1972. AOSafety® has its roots in the American Optical Company, which introduced the first safety glasses in 1910 and started its Industrial Eyewear Division in 1923. Peltor® was founded in Sweden in the early 1950s and introduced the first ear muff for hearing protection. Our strong brand-name recognition stems from our significant investment in the marketing and promotion of our brands, and our reputation for manufacturing high quality, innovative products and providing high levels of customer service. The recognition of our brands and products facilitates our sales and marketing efforts and provides a platform for line extensions and new product launches. We believe that brand recognition and reliability are key factors in our customers’ selection process as these products prevent personal injury.
      Successful history of product innovation. We have historically grown and gained market share through the introduction of new and innovative products. We have accomplished this by significantly increasing marketing and research and development resources dedicated to new or improved product development, which has allowed us to introduce an increasing number of new or improved products over the last five years. Notably, we have made recent investments in new technologies such as application specific integrated circuit and Bluetooth technology for use in communication headsets, and we are currently investing in new platforms for active noise reduction and duplex two-way communication. We have also invested in China, establishing design, sourcing and sales capabilities to enable us to sustain and expand our innovation processes. Our investment is supported by our collaborative new product development program, whereby our product managers work closely with end-users to address defined problems and create effective, comfortable and fashionable high-performance safety products. As a result of our efforts, we have achieved significant sales growth from new product introductions. During fiscal 2005, more than one-third of our combined gross Safety Products and Safety Prescription Eyewear sales were derived from new or improved products (including line extensions and existing products sold into new geographies and channels) introduced since fiscal 2000. We continue to maintain a strong new product pipeline, with more than 75 new or improved products (including line extensions and existing products sold into new geographies and channels) under development.
      Leader in energy absorbing composites market. Between fiscal years 2002 and 2005, net sales of our Specialty Composites segment increased at a compounded annual growth rate of over 20%. We have achieved this growth by focusing on high growth, value-added segments of the energy absorption industry. For example, we manufacture damping materials for the hard disk drive included in electronic products such as Apple Computer’s iPod. We compete primarily on the basis of our leadership in foam chemistry and the design of integrated thermal/acoustic systems.
      Diverse business mix. We derive our sales from a wide range of end markets including the manufacturing, consumer, military, construction, utility, transportation, government and telecommunications markets. Over the last several years, we have specifically targeted the consumer, military and construction markets, which represented approximately 24% of our fiscal 2005 sales compared to less than 18% of our sales in fiscal 2002. In addition, for fiscal 2005 our largest customer represented less than 5% of our net sales, and our top 10 customers represented less than 25% of net sales. Finally, foreign countries contributed approximately 40% of our fiscal 2005 net sales. We have achieved strong geographic diversification through a focused effort to grow our leading brand names in Europe and other international markets. As a result, we currently sell our products in more than 70 countries around the world.
      Experienced and motivated management team. We are led by an experienced management team with a record of (i) achieving profitable growth by building global brands; (ii) driving productivity improvements (iii) an intense focus on operating discipline; (iv) introducing innovative products; (iv) maintaining long-term relationships with customers and suppliers by focusing on customer service; and (v) integrating acquisitions. Chief Executive Officer Michael McLain (along with certain other senior management team members) joined our company in 1998 and has been instrumental in implementing operational efficiencies and continuous profitability enhancements. Our senior management team has significant experience in the consumer and packaged goods industries and understands the importance of brand recognition and customer service to drive growth in a competitive market. Following this offering, on a fully-diluted basis, our management team will own approximately      % of our common stock.
Our Business Strategy
      Invest in technology capabilities. We achieve growth by bringing together: (i) our core competencies in the areas of foam chemistry, optical molding, high speed automation and the integration of electronics into hearing products; (ii) our deep understanding of our end-users’ needs; and (iii) our ability to adapt technology to develop new products. As a result of our efforts, we have developed a significant body of intellectual property assets, including a portfolio of over 135 distinct patents with over 30 additional patents pending. We seek to identify several new technology development projects, and to capitalize on these opportunities by investing in our infrastructure and by partnering with outside development resources. In our Specialty Composites segment, we will continue to invest in predictive analysis capabilities that enable us to increase the speed and efficiency with which we develop solutions.
      Grow our share in core industrial end-markets. We plan to continue to build our major brands, E-A-R®, AOSafety®, Peltor® and SafeWaze®, through product innovation and expansion into emerging markets.

•	Product innovation. We intend to develop new products based on demographics (e.g., colorful, patterned earplugs and fashionable eyewear to appeal to younger end-users) and for meeting specific end-user problems (e.g., metal detectable ear plugs, easy-to-remove respiratory masks, push-to-listen ear muffs and Bluetooth communication headsets that eliminate cables). We continue to maintain a strong new product pipeline, with more than 75 new or improved products (including line extensions and existing products sold into new geographies and channels) under development.

•	Emerging markets. We have targeted the emerging markets of Eastern Europe, Russia and China to drive additional growth. The immediate potential within these markets includes sales to large multinational companies that implement their safety standards globally. To support this effort, we have recently added local infrastructure, hired local sales personnel and established relationships with local distributors, obtained local registrations where required, and built local language websites. In 2005, we established sales offices in China and Russia, and we expect to significantly increase our presence in these markets. In the long term, we plan to focus on large locally owned enterprises and to work with local governments in promoting safety compliance programs.
      Penetrate new end-markets. We have been expanding our sales beyond our traditional industrial and manufacturing base into markets that we expect will deliver significantly higher growth in the future. Our short term focus includes further penetrating the consumer, military and construction channels.

•	Consumer. We are benefiting from the strong continued growth in the consumer channel as safety awareness increases among consumers and small contractors. Our product quality and our experience in product styling, branding and packaging has given us a leadership position in the DIY/hardware segment, and we are leveraging that position to launch more premium products and expand our product lines

•	Military. As militaries increasingly realize that personal protection equipment can improve the operational efficiency of troops, they have changed their approach to battlefield safety and communication. As a result, the military channel has experienced significant growth. We have invested and continue to invest in R&D and marketing and sales infrastructure aimed at the military channel.

•	Construction. This segment is expected to be a source of growth because of the projected increase in construction employment and the increased regulatory focus on construction safety. We are taking numerous steps to increase our market share in this channel, including: (i) new product introductions; (ii) expansion of our fall protection manufacturing plant and warehouse to meet growing demand; (iii) construction of a new R&D testing facility; and (iv) expansion of our sales, marketing and R&D personnel.
      Leverage specialty composites momentum. We intend to leverage our technology leadership in thermal/acoustical systems design and proprietary materials, thin sheet composites and high performance materials to significantly increase sales in our Specialty Composites segment. We are currently adding infrastructure to ensure that we can meet the increasing demand in each of our focus channels: precision electronics equipment; business and regional jet aircraft; heavy duty truck; and industrial OEM. To further benefit from demand in precision electronics, we have recently established infrastructure in Shenzhen, China (R&D center, sales office and customer service). We anticipate that this new China infrastructure will allow us to capitalize on manufacturing growth in Asia by providing us with local market presence, greater access to customers, key supplier contacts and design support capabilities.

      Accelerate productivity improvements. Over the last three fiscal years, we have achieved manufacturing and logistics cost savings of approximately $4 million annually and increased our gross profit margin as a result of disciplined and productivity-focused management. We continue to focus on our automated manufacturing processes and other ongoing continuous improvement projects. We use well-established processes, such as Kaizen programs, and in 2005 introduced demand flow technology capabilities to the Company. Through external benchmarking, we identify our manufacturing core competencies and actively outsource other non-core processes to lower-cost locations. During 2005, we contracted with a sourcing company in Asia to help us manage product sourcing and added personnel in China to support this effort. We initially plan to focus on obtaining improved pricing on products already being outsourced and then evaluate opportunities to outsource products currently manufactured internally.
      Pursue a focused acquisition strategy. The global PPE market is highly fragmented, comprised of several hundred manufacturers, most of which are relatively small and independent. As end-users and distributors are reducing suppliers and acquisition opportunities continue to arise, there is opportunity for consolidation. Since 1995, we have successfully completed 11 acquisitions to support growth and achieve greater operating efficiencies. Our acquisition strategy is to selectively pursue attractive acquisitions that enhance our existing product offering or enable us to enter new segments. We intend to continue to selectively pursue acquisitions that: (i) consolidate our position in the hearing protection and safety eyewear markets; (ii) expand product lines with leading brands in profitable and higher-growth product categories and (iii) expand our business in the consumer, military and construction markets.
Sales and Marketing
      We divide our sales and marketing force into our three business segments:

Safety Products Segment
      Within Safety Products, sales are managed through four channels: North American Distribution; Consumer; Europe and International. Each of these channels has its own sales force and its own distinct yet synergistic sales strategy.
      North American Distribution. This is the largest channel for Safety Products and is comprised of the U.S. and Canada. Approximately 1,000 North American distributors and dealers are served by 31 sales managers, six national account managers, 55 sales agents dedicated to the construction channel and four dedicated military/law enforcement sales managers. In addition, we also employ three internal sales agents. Currently, approximately 225 of our distributors qualify for our Dialogtm rebate program. Participation in the Dialogtm program requires minimum annual purchase levels and offers growth and volume rebates. The program also offers customers cooperative advertising and marketing incentives for developing marketing programs that promote our products.
      Consumer. Under the AOSafety® brand name, we are North America’s leading supplier of personal safety products to the Consumer/ DIY segment. Within the Consumer/ DIY marketplace, AOSafety® is the primary personal safety products brand carried by The Home Depot, Sears, Lowe’s Home Improvement Warehouse and other retailers. Our sales in this channel are managed by a corporate sales force of six regional sales managers supported by independent rep agencies.
      Europe. We have a significant presence in Europe with sales offices in the U.K., Sweden, Norway, Germany, France and Italy with a total of 63 sales persons. We sell through over 1,000 industrial distributors and organize our sales effort by country.
      International. International sales are managed by 14 sales representatives located in Australia, New Zealand, Shanghai, Singapore, Miami (covering the Caribbean and Central America), Mexico, Brazil and Dubai (covering the Middle East, South Africa and Indianapolis, Indiana).

Safety Prescription Eyewear Segment (SRx)
      Our SRx segment employs 39 of its own sales persons to sell our products throughout North America. Approximately 85% of our safety prescription eyewear are sold directly to more than 10,000 customers, including a majority of the industrial companies in the Fortune 500. The remainder of our SRx products are sold through the industrial distribution channel and directly to eye-care professionals.

Specialty Composites Segment
      We have a Specialty Composites sales and marketing team of 21 professionals, as well as independent manufacturers representatives and select distributors to identify global sales opportunities in target markets. Once such applications have been identified, our marketing, sales and technical staffs work closely with customer product development teams to provide the customer with cost-effective, integrated solutions. Specialty Composites’ marketing efforts are aimed at four key strategic segments worldwide: precision electronic equipment, aircraft, heavy-duty trucks and industrial OEM.
Research and Development
      We place a strong emphasis on new product development and innovation. We employ over 60 R&D scientists, engineers and technologists.

Safety Products Segment
      Since its inception in 1972, our ultimate predecessor, the former E-A-R® (Energy Absorbing Resins) Division of Cabot Corporation, has been a leader in the development of technology for understanding noise, measuring noise and hearing loss, and in the development of products and programs to encourage hearing protection and conservation. To maintain that leadership position, and in order to test the efficacy of our hearing protection products, we own and operate a National Voluntary Laboratory Accreditation Program laboratory in the United States. We also operate sound chambers and testing facilities in the United States and Sweden that measure the performance of our materials and designs. With these and other capabilities, we believe we continue to be a leader in the development of both passive hearing products and communication headsets. Similarly, we believe that we have been a pioneer and leader in the development and testing of safety eyewear, maintaining and operating extensive facilities for the design and testing of these products. Many of our research and development personnel are recognized experts in the safety products industry and are members of various committees of standard-setting organizations.
      We are making a significant investment in research and development in the Safety Products segment. This includes investing in outside consultants to adapt existing technology to communication headsets primarily for military applications. In addition, we recently established a research and development operation in China to support our consumer headset and eyewear products.

Safety Prescription Eyewear Segment
      This segment shares resources with the Safety Products segment in the areas of coating technology, automation and manufacturing process improvements. This segment works extensively with outside suppliers for the development of frames, lenses and coatings.

Specialty Composites Segment
      Specialty Composites’ research and development efforts focus on developing proprietary materials and enhancing existing products in order to meet customer needs identified by our marketing, sales and technical staffs. Products such as VersaDamp® thermoplastic elastomers, Confor® energy-absorbing foams and products to meet no-idle trucking regulations and FAA requirements on burn-through have been developed as a result of these efforts. R&D has been a key factor driving sales growth in an increasing number of applications across all markets served by Specialty Composites.

      Over the last two years, we have invested in computer modeling capabilities and personnel. Our use of statistical energy analysis, finite element analysis and sound quality has created a competitive advantage by enabling us to develop faster and more accurate design solutions for our customers.
Raw Materials and Suppliers
      We buy and consume a wide variety of raw materials, component parts, office supplies, and maintenance and repair parts. Significant categories include corrugated paper products, polyethylene packaging films, chemicals, eyewear frames and optical lenses. The chemical category includes plastic resins and includes polycarbonates, propionates, polyols, plasticizers, substrates, pre-polymers, isocyanates and adhesives. The eyewear frames are for both the non-prescription and SRx products.
      We have a diverse base of material suppliers and are subject to market risks with respect to industry pricing in paper and crude oil as it relates to various commodity items. Items with potential risk of price volatility include paperboard, packaging films, nylons, resins, propylene, ethylene, plasticizer and freight. We manage pricing pressure exposure on large volume commodities such as polycarbonate, polyols and polyvinyl chloride via price negotiations utilizing alternative supplier competitive pricing. However, where appropriate, we will use a single source for supply of certain items. In addition, based on the material, availability of supply, level of quality and the technical difficulty to produce, we will use a major and minor source to insure continued best pricing and a ready back up supply. We do not enter into derivative instruments to manage commodity risk.
      Our commodity pricing and negotiating strategy is to consolidate suppliers where applicable, leverage competitive pricing, identify alternate lower cost materials and work with existing suppliers to reduce costs through engineering and innovation.
      Although we outsource the production of less than 25% of our assembled parts and products to various manufacturers, we have found resource availability, abundant supplier competition and infrastructure stability in the Far East to provide favorable supply opportunities.
Manufacturing Operations
      Our core manufacturing strengths include: foam casting, molding and fabricating for Specialty Composites’ products (including the foam used in the manufacture of earplugs); proprietary high-speed assembly and packaging of earplugs; optical quality plastic injection molding and coating; automated eyewear assembly and packaging; precision molding for hearing attenuation; assembly, grinding, polishing and coating of prescription eyewear; and automated earmuff and wire bending assembly.
      Approximately 75% of our cost of goods sold is associated with internally manufactured products that we sell, and the balance is externally sourced or contract manufactured. We have implemented a strategy of sourcing or utilizing contract manufacturers where we have limited competences and there is a clear cost advantage. We are working with a limited number of contract manufacturers in the United States, Mexico and Eastern Europe to assemble and/or manufacture products. We use selected Asian suppliers for some product lines to complement our product lines. We expect to continue to use contract manufacturers where appropriate to remain competitive and maximize profit margins.
      All of our manufacturing sites have implemented a number of initiatives including lean manufacturing concepts and an extensive Kaizen event schedule. During 2005, we introduced Demand Flow Technology, or DFT, and developed our first pilot line at our Southbridge, Massachusetts location. Our plan is to implement DFT at all of our manufacturing locations. Our continuous improvement efforts continue to result in significant improvements in the areas of safety, quality, cost, and customer service.
      Consistent across all of our manufacturing operations is an emphasis on using world class manufacturing standards to produce high-quality products. Currently, the majority of our manufacturing facilities have been awarded ISO 9002 or ISO 9001 certification, indicating that we have achieved and sustained a high degree of quality and consistency with respect to our products. We have also attained QS 9000 certification for the Specialty Composites operations in Indianapolis and Newark, and our operations in Sweden have achieved

ISO 14001 certification. We believe that ISO certification is an increasingly important selling feature both domestically and internationally, as certain customers require ISO certification from all their vendors.

Safety Products Segment
      We believe our Indianapolis, Indiana plant is one of the largest earplug manufacturing facilities in the world. It fabricates, molds, assembles and packages hundreds of millions of pairs of earplugs annually, utilizing automated, high-speed assembly and packaging equipment. The plant’s high-speed robotic facility facilitates low cost, high-volume, and short supply chain production techniques.
      The Southbridge, Massachusetts facility is our largest manufacturing site and manufactures a wide variety of personal protection equipment, including respiratory devices, reusable earplugs and ear-muffs, head and face products and a broad offering of safety eyewear products.
      Our principal international manufacturing operations are located in Poynton, England and Varnamo, Sweden. The Poynton facility serves customers in Western Europe, producing and packaging earplugs and other hearing and eyewear products. The Varnamo, Sweden plant is the principal Peltor® manufacturing location supplying finished goods and components to our customers and subsidiaries.

Safety Prescription Eyewear Segment
      Our SRx manufacturing facilities generally possess lens surfacing, edging, grinding and coating machinery capable of handling glass, plastic and polycarbonate lenses. Following manufacture, the lenses are then fitted into frames and shipped to customers.
      SRx production operations are comprised of two facilities located in the United States, one in Canada and one in England. The U.S. locations are in Indiana and Oklahoma and both locations include customer service. In Canada, the Mississauga, Ontario plant fabricates prescription eyewear and, together with a small customer service operation in Montreal, produces SRx products for the Canadian market. In Poynton, England, we have a small plant that performs edging and assembly operations and serves primarily the U.K. and French markets. These facilities currently manufacture and distribute approximately 500,000 pairs of safety prescription glasses annually.

Specialty Composites Segment
      Specialty Composites’ products are manufactured in Indianapolis, Indiana, and Newark, Delaware. The Indianapolis plant supplies specially formulated foam for PVC earplugs, manufactures and fabricates sheet and roll polyvinyl chloride and polyurethane materials. This facility also houses technical support functions, including research and development, applications engineering, sales and marketing administration, quality assurance and customer service support. The Newark, Delaware facility manufactures polyurethane foams and houses our proprietary, thin sheet foam casting line, which permits the casting of both sheet and composite materials, including facings and substrates, in a single pass-through line. Product development for this facility is onsite.
Distribution Operations
      We fill virtually all of our domestic orders and certain segments of our international orders through our distribution center located in Indianapolis, Indiana, which has bar-code scanning capabilities to assure rapid turn-around time and high service levels for customer orders. A key feature of the distribution center is the ability to ship a single customer order with multiple products, thus achieving a high fill rate, which minimizes backorders and maximizes customer satisfaction. Our products are generally shipped within several days from the receipt of a purchase order. As a result, backlog is not material to our business.
      Service from road carriers is readily available in Indianapolis, with competitive pricing for both inbound and outbound business. In addition, we make direct customer shipments from Concord, North Carolina and Newark, Delaware (Specialty Composites). European orders are filled from distribution facilities near

Manchester, U.K. and in Varnamo, Sweden. During 2005, we initiated a distribution facility agreement with a third party in Australia to better serve our growing customer base in the region.
China Operations
      During 2005, we expanded operations to Mainland China. Functions operating within China include Sales, Customer Service, Engineering, and Purchasing. The expansion to China helps us provide better service to our existing customers in this portion of the world and positions us to further expand our global market.
      Also during 2005, a partnership agreement was established with a major Chinese sourcing company to achieve Asia procurement savings. This company has over two decades of experience in sourcing from China; it focuses on select clients and provides sourcing capability from China/ Asia. With over 300 locally based personnel for purchasing, quality control and logistics management, we believe that this partnership will shorten our supply chain and generate substantial material savings.
Competition
      The global PPE market is highly fragmented. We estimate that there are several hundred manufacturers of PPE (other than safety clothing, gloves and shoes) in the United States, Europe and Southeast Asia. Participants in the industry range in size from small, independent, single-product companies with annual sales of less than $15 million, to a small number of multinational corporations with annual sales in excess of $100 million. We believe that participants in the PPE market compete primarily on the basis of product characteristics (such as design, style and functional performance), product quality, service, brand name recognition and, to a lesser extent, price. From a competitive standpoint, we believe we are currently well situated, primarily because of our brands’ size and our broad product offerings, to compete in this fragmented industry. We enjoy certain economies of scale that are not available to smaller competitors and our advanced distribution center further facilitates timely and accurate deliveries.
      Several manufacturers compete in noise and vibration control, but few if any of our Specialty Composites segment’s competitors offer the complete range of technology and energy-control materials as we do. Thus we are able to differentiate ourselves by leveraging our technology, engineering and wide ranges of proprietary products into energy control solutions or systems that add value to customers’ products. In markets where technology is of particular value we are able to command better margins due to our product solution and positioning. There are however market segments in which we compete where price is still a significant factor. We believe that participants in this market generally compete on the basis of design capability, solution package characteristics (functional performance and installation ease), product quality, service, reputation and installed cost.
Employees
      As of September 30, 2005, we had 1,659 full-time employees, of whom 1,053 were primarily engaged in manufacturing, 403 in sales, marketing, customer service and distribution, 66 in research and development and 137 in general and administrative. We believe our employee relations are good. We have one domestic U.S. facility that employs union members. This facility, located in Plymouth, Indiana, employs 61 members of the International Union of Electronic, Electrical, Salaried, Maritime and Furniture Workers (out of a total of 74 employees), and our relations with these union members are fully satisfactory. The union contract expires on June 27, 2007.
Patents and Trademarks
      We own and have obtained licenses to various domestic and foreign patents, patent applications and trademarks related to our products, processes and business. We place significant value on our trademark for the color yellow for earplugs in the United States, Canada, Belgium, Netherlands and Luxembourg and on our overall patent portfolio. However, no single patent or patent application that we own is material to us. Our patents expire at various times in the future not exceeding 20 years.

Government Regulation
      As a manufacturer of safety products, we are subject to regulation by numerous governmental bodies. Principal among the federal regulatory agencies in the United States of America are the following: (i) OSHA, which regulates the occupational usage of all PPE; (ii) the Environmental Protection Agency, which regulates labeling of hearing protection devices; (iii) the Mine Safety and Health Administration, which regulates safety in mines; and (iv) NIOSH, which certifies respirators. These agencies generally mandate that our products meet standards established by private groups, such as ANSI. Our products are also subject to foreign laws and regulations. In particular, they must comply with the Canadian Standards Association, European Committee for Standardization and Standards Australia in order to be sold in these markets. Our products are also subject to the Export Administration Regulation administered by the Department of Commerce, and certain products are subject to the International Traffic in Arms Regulations administered by the Department of State. We believe we are in compliance in all material respects with the regulations and standards of these governmental bodies.
Environmental, Health and Safety Matters
      We are subject to various evolving federal, state, local and foreign environmental, health and safety laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of hazardous substances and wastes. We believe that we are in substantial compliance with all such laws and regulations. We have an active program to ensure environmental compliance and achievement of environmental goals and objectives. We will continue to implement environmental management systems at our manufacturing facilities. The consequence for violating these laws and regulations can be material. We have made and will continue to make capital and other expenditures to comply with environmental and health and safety requirements. In addition, certain environmental laws and regulations impose joint and several strict liability on responsible parties, including past and present owners and operators of sites, to clean up, or contribute to the cost of cleaning up, sites at which hazardous wastes or materials were disposed or released. For example, if a release of hazardous substances occurs on or from our properties or any offsite disposal location where our wastes have been disposed, or if contamination from prior activities is discovered at any of our properties or third-party owned properties that we or our predecessors formerly owned or operated, we may be subject to liability arising out of such conditions and the amount of such liability could be material. Liability can include, among other things, for example, costs of investigation and cleanup of the contamination, natural resource damages, property damage to properties and personal injuries. Environmental laws and regulations are complex, change frequently and have tended to become more strict over time. If more stringent environmental laws or regulations are enacted, these future laws could have a material adverse effect on our results of operations.
Properties
      We own and/or lease facilities in the United States, Canada, Europe and China. The following table sets forth the location of each, its square footage and the principal function as of September 30, 2005.

	Approximate
Location	Square Feet	Function

SAFETY PRODUCTS
Southbridge, Massachusetts	198,984	Manufacturing/Administration
Indianapolis, Indiana(1)	226,794	Distribution/Customer Service
Indianapolis, Indiana(2)	81,540	Manufacturing/Corporate Headquarters
Concord, North Carolina	17,500	Manufacturing/Distribution/Customer Service
Poynton, England(3)	74,331	Sales/Manufacturing/Distribution/Customer Service
Varnamo, Sweden(2)	144,130	Sales/Manufacturing/Distribution/Customer Service
Ettlingen, Germany	14,661	Sales/Customer Service

	Approximate
Location	Square Feet		Function

Paris, France	1,894		Sales Office
Milan, Italy	(*	)	Sales Office
Barrie, Ontario, Canada	4,768		Manufacturing/Distribution/Customer Service
Oslo, Norway	6,300		Sales/Distribution/Customer Service
Joinville-le-Pont, France	10,200		Sales/Distribution/Customer Service
Shanghai, China	(*	)	Sales Office
SAFETY PRESCRIPTION EYEWEAR
Chickasha, Oklahoma	35,000		Manufacturing/Customer Service
Plymouth, Indiana	9,500		Manufacturing/Customer Service
Mississauga, Ontario, Canada	12,300		Manufacturing/Customer Service
Montreal, Quebec, Canada	1,800		Customer Service
Newport News, Virginia	1,400		Customer Service
SPECIALTY COMPOSITES
Indianapolis, Indiana(2)	155,800		Manufacturing/Distribution/Customer Service
Newark, Delaware(2)	79,650		Manufacturing/Distribution
Newark, Delaware	61,642		Warehouse/Distribution
Shenzhen, China	1,850		Sales/Customer Service/Administration

(1)	This facility also serves as an international distribution center.

(2)	We own this facility. (All other facilities are leased.)

(3)	This facility’s primary function is manufacturing safety products.
(*) Less than 1,000 square feet.
     We believe that our facilities are suitable for our operations and provide sufficient capacity to meet our current requirements. We believe that we will be able to renew each of our leases upon their respective expiration dates on commercially reasonable terms. In addition, we believe that we will be able to lease suitable additional or replacement space on commercially reasonable terms.
Legal Proceedings
      In addition to the matters described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Product Liability Claims,” various lawsuits and claims arise against us in the ordinary course of our business. Most of these lawsuits and claims are product liability matters that arise out of the use of safety eyewear and respiratory product lines we manufacture as well as products purchased for resale.

MANAGEMENT
Directors and Executive Officers
      The following table sets forth certain information with respect to our current directors and executive officers and certain other key employees and their ages as of November 1, 2005. In accordance with our amended and restated bylaws, within one year after the closing of this offering we will restructure the composition of our board so that a majority of the members of our board of directors will be “independent” as such term is defined in Rule 10A-3(b)(i) under the Exchange Act and under NYSE Rule 303(A):

Name	Age	Position

Michael A. McLain(1)	55	Chief Executive Officer, President, and Chairman of the Board of Directors
Jeffrey S. Kulka	48	Senior Vice President, Chief Financial Officer and Secretary
James H. Floyd	50	President, Aearo Europe, Managing Director, International
M. Rand Mallitz	63	President, Specialty Composites
D. Garrad (Gary) Warren, III	53	President, North American Safety Products Group
James M. Phillips	53	Senior Vice President, Human Resources
Rahul Kapur	54	Senior Vice President, Corporate Development and Chief Strategy Officer
Thomas R. D’Amico	49	Senior Vice President, Operations and Research and Development
John D. Howard	53	Director
Douglas R. Korn(1)(2)	43	Director, Chairman of Audit Committee
Nick White	60	Director
Peter S. Cureton(2)	31	Director

(1)	Member of Compensation Committee

(2)	Member of Audit Committee
     Michael A. McLain has been President, Chief Executive Officer and Director of the Company since February 1998. Effective May 30, 2001, he was named Chairman of the Board of Directors. Prior to joining the Company, he was President and Chief Executive Officer of DowBrands, Inc., a large manufacturer of household consumer products. Mr. McLain is a Director of Gold Toe Brands, Inc., Little Rapids Corporation and Timex, Inc. He currently serves as chairman of the International Safety Equipment Association’s Board of Trustees.
      Jeffrey S. Kulka, Senior Vice President, Chief Financial Officer and Secretary joined the Company in March 1997 as Corporate Controller. Prior to joining Aearo, he spent ten years with Augat Inc. in a variety of assignments including divisional controllerships and business development in domestic and international settings.
      James H. Floyd, President, Aearo Europe, Managing Director, Aearo International, joined Aearo in April 1998. Prior to 1998, he was responsible for global logistics and packaging functions at DowBrands. He began his career at Procter and Gamble where he worked for seven years.
      M. Rand Mallitz, President, E-A-R® Specialty Composites, joined the Company in January 1992. In December 1999, he was promoted to Vice President Aearo, Senior Vice President Specialty Composites. In 2004, he was promoted to President of E-A-R® Specialty Composites. Prior to joining the Company, Mr. Mallitz was CEO/ President of Roth Office Products.

      D. Garrad (Gary) Warren, III joined the Company in November 1999 and currently serves as President, North American Safety Products Group. Prior to that, Mr. Warren was Senior Vice President, Sales and Customer Development for International Home Foods in Parsippany, New Jersey.
      Thomas R. D’Amico joined the Company in July 2004 and currently serves as Senior Vice President, Operations and Research & Development. Prior to joining Aearo, from 2001 through 2004, Mr. D’Amico was Senior Vice President of Global Manufacturing, Quality, and Procurement for Diebold, Inc. in North Canton, Ohio and from 1996 through 2001, was Executive Vice President of Operations for the Genie Division of Overhead Door Corporation in Alliance, Ohio.
      James M. Phillips, Senior Vice President, Human Resources joined the Company in May 1998. He worked for Dow Chemical Company for more than 20 years and has worked in recruiting, training and compensation for many diverse divisions of Dow.
      Rahul Kapur joined the Company in April 1998 as Vice President of Corporate Development. He currently is Senior Vice President of Corporate Development and Chief Strategy Officer. Mr. Kapur joined DowBrands in 1985 in New Product Development and held various positions in Marketing and Strategic Development, including Director of Marketing for Europe. He began his career with Richardson Vicks and Unilever.
      John D. Howard is a Senior Managing Director of Bear, Stearns & Co. Inc. and group head of BSMB. Prior to joining Bear Stearns, Mr. Howard was co-Chief Executive Officer of Vestar Capital Partners Inc., a private investment firm specializing in management buyouts. Mr. Howard is currently a Director of Aeropostale, Inc., New York & Company, Inc., Seven For All Mankind, LLC, Stuart Weitzman Holdings, LLC, Sutton Place Group, LLC, The John Henry Company and Vitamin Shoppe Industries Inc.
      Douglas R. Korn is a Senior Managing Director of Bear, Stearns & Co. Inc. and an Executive Vice President of BSMB. Prior to joining Bear Stearns, Mr. Korn was a Managing Director of Eos Partners, L.P., an investment partnership. Mr. Korn is currently a Director of Reddy Ice Group, Inc. and Vitamin Shoppe Industries Inc.
      Nick White was appointed to the Board of Directors in November 2004. Mr. White held various executive level positions with Wal-Mart Stores, Inc. over a 28 year period. He was a member of Wal-Mart’s Executive Committee during his last fifteen years with the company. Mr. White is currently the President and CEO of White and Associates Consulting Firm.
      Peter S. Cureton was appointed to the Board of Directors in February 2005. Mr. Cureton is a Vice President of Bear, Stearns & Co. Inc. and BSMB. Prior to joining Bear Stearns, Mr. Cureton was an Associate at Wellspring Capital Management LLC, a private equity firm.
Committees of the Board of Directors
      Our board of directors has standing compensation and audit committees. Upon the closing of this offering, we will create a nominating and corporate governance committee.
      Compensation Committee. The members of our compensation committee currently are Messrs. McLain and Korn. Upon the closing of this offering, we intend to increase the size of our compensation committee by one and to nominate an independent director to the committee. Within 90 days from the closing of this offering, we intend to nominate a second independent director to our compensation committee to replace Mr. McLain. We will add a third new independent member within one year of the closing of this offering to replace Mr. Korn so that all of our compensation committee members will be independent as such term is defined under NYSE Manual Rule 303(A). Our compensation committee:

•	reviews and approves the compensation and benefits for our employees, directors and consultants;

•	administers our employee benefit plans, authorizes and ratifies stock option grants and other incentive arrangements; and

•	authorizes employment and related agreements.

      Audit Committee. The members of our audit committee currently are Messrs. Cureton and Korn. Upon the closing of this offering, we intend to increase the size of our audit committee by one and nominate an independent director to our audit committee. Within 90 days from the closing of this offering, we intend to nominate a second independent director to our audit committee to replace Mr. Cureton, who will step down from the audit committee. We will add a third new independent member within one year of the closing of this offering to replace Mr. Korn so that all of our audit committee members will be independent, as such term is defined in Rule 10A-3(b)(i) under the Exchange Act and under NYSE Manual Rule 303(A). We anticipate that one of the new nominees to the audit committee will serve as the audit committee’s financial expert. Our audit committee is responsible for:

•	the annual appointment of our registered public accounting firm;

•	reviewing the scope of, and approving, all audit and non-audit services and related fees of our registered public accounting firm; and

•	reviewing with the registered public accounting firm, among other matters, accounting principles we will use in financial reporting, internal auditing procedures and the adequacy of our internal auditing procedures, including control over financial reporting.
      Nominating and Corporate Governance Committee. Upon the closing of this offering, we will create a nominating and corporate governance committee. The composition of our nominating and corporate governance committee has not yet been determined but will comply with NYSE rules regarding independence. Upon the closing of this offering, among other functions, the principal duties and responsibilities of our nominating and corporate governance committee will be to:

•	identify candidates qualified to become board members, consistent with criteria approved by the board;

•	recommend the candidates identified be selected as nominees for the next annual meeting of shareholders;

•	develop and recommend to the board a set of corporate governance principles applicable to the corporation; and

•	oversee the evaluation of the board and management.
Code of Ethics
      We have adopted a code of ethics that applies to all of our Board members and to all of our employees, including our Chief Executive Officer, Chief Financial Officer, Controller and other finance executives. The Code of Ethics is available on our website at www.aearo.com. If we make substantive amendments to the Code of Ethics or grant any waiver, including any implicit waiver, from a provision of the Code of Ethics applicable to our Chief Executive Officer, Chief Financial Officer or Controller, we will make a public disclosure of the nature of such amendment or waiver.
Executive Compensation
      The compensation of executive officers of the Company is determined by the Board of Directors. The following table sets forth certain information concerning compensation received by the Chief Executive Officer and the other four most highly-compensated executive officers of the Company serving at the end of fiscal

2005 (the “Named Executive Officers”) for services rendered to the Company in all capacities (including service as an officer or director) in fiscal 2005.
Summary Compensation Table
Annual Compensation

	Fiscal			Other
	Year	Salary	Bonus	Compensation

Michael A. McLain	2005	$568,545	$499,279	$86,303	(1)
Chief Executive Officer, President and Chairman of the Board of Directors
D. Garrad Warren, III	2005	$297,510	$209,100	$70,973	(2)
President, North American Safety Products Group
Thomas R. D’Amico	2005	$232,553	$162,680	$108,642	(3)
Senior Vice President, Operations and R&D
James H. Floyd	2005	$256,140	$179,951	$36,938	(4)
President, Aearo Europe, Managing Director, International
M. Rand Mallitz	2005	$231,015	$162,763	$33,889	(5)
President, Specialty Composites

(1)	Includes contributions made on behalf of Mr. McLain to the Company’s 401(k) Savings Plan ($6,450) and to the Company’s Cash Balance Plan ($13,121). Also includes expenses recognized by the Company for unfunded accruals made on Mr. McLain’s behalf to the Company’s Supplemental Executive Retirement Plan ($66,732).

(2)	Includes contributions made on behalf of Mr. Warren to the Company’s 401(k) Savings Plan ($6,450) and to the Company’s Cash Balance Plan ($13,121). Also includes expenses recognized by the Company for unfunded accruals made on Mr. Warren’s behalf to the Company’s Supplemental Executive Retirement Plan ($22,989). Also includes interest earned on 221 deferred preferred stock units held in Mr. Warren’s account under the 2004 Aearo Technologies Inc. Deferred Compensation Plan ($28,413). The deferred preferred stock units were redeemed in May 2005 (91 units) and August 2005 (130 units).

(3)	Includes contributions made on behalf of Mr. D’Amico to the Company’s 401(k) Savings Plan ($8,179) and to the Company’s Cash Balance Plan ($6,600). Includes expenses recognized by the Company for unfunded accruals made on Mr. D’Amico’s behalf to the Company’s Supplemental Executive Retirement Plan ($4,413). Includes a sign-on bonus ($70,000) and relocation expenses ($19,450).

(4)	Includes contributions made on behalf of Mr. Floyd to the Company’s 401(k) Savings Plan ($6,350) and to the Company’s Cash Balance Plan ($13,121). Also includes expenses recognized by the Company for unfunded accruals made on Mr. Floyd’s behalf to the Company’s Supplemental Executive Retirement Plan ($17,467).

(5)	Includes contributions made on behalf of Mr. Mallitz to the Company’s 401(k) Savings Plan ($6,726) and to the Company’s Cash Balance Plan ($13,121). Also includes expenses recognized by the Company for unfunded accruals made on Mr. Mallitz’s behalf to the Company’s Supplemental Executive Retirement Plan ($14,042).
     The following table sets forth information concerning the number and value of unexercised options to purchase Aearo Technologies Inc.’s Common Stock held by the Named Executive Officers at the end of fiscal 2005. None of the Named Executive Officers exercised any options during fiscal 2005.

			Number of Shares		Value of Outstanding
			Covered by Options		In-the-money Options
	Shares		at Fiscal Year-end		At Fiscal Year-end(1)
	Acquired	Value
Name	On Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Michael A. McLain	—	—	32,550	97,150	$823,575	$2,536,475
D. Garrad Warren, III	—	—	11,370	33,830	287,655	882,895
James H. Floyd	—	—	11,010	32,790	278,340	885,360
M. Rand Mallitz	—	—	6,780	20,120	171,420	524,680
Thomas R. D’Amico	—	—	6,412	16,963	170,198	455,177

(1)	There was no public market for Aearo Technologies Inc.’s capital stock as of September 30, 2005. Accordingly, these values have been calculated on the basis of an assumed fair market value of $39 per share as established by the Aearo Technologies Inc. Board of Directors.
Director Compensation
      The members of the Company’s Board of Directors receive compensation to recognize their contributions for their service to the Company. The type and amount of compensation is split into two groups. The first group is the Independent Group that consists of members not employed by the Company or its major shareholders (i.e. BSMB and Vestar Capital Partners). The second group, the Affiliated Group, would consist of those members either employed by the Company or its major shareholders of the Company. The Directors in the Independent Group receive $20,000 annually for their service as Directors and an additional $1,000 per meeting for physical attendance or $500 per meeting for phone attendance plus reimbursement of expenses. The Affiliated Group serves without compensation.
Employment Agreements
      In connection with the Merger, AC Safety Acquisition Corp. entered into employment agreements with the following 7 senior executives: Michael McLain, D. Garrad Warren III, M. Rand Mallitz, James M. Phillips, Rahul Kapur, Jeffrey S. Kulka and James H. Floyd. We entered into an employment agreement with Thomas R. D’Amico upon the commencement of his employment with us in July 2004. Under each agreement, the applicable executive will receive (i) a base salary that will initially be equal to the base salary received by such executive prior to the Merger and will be subject to annual review each year beginning with fiscal year 2005, (ii) an annual bonus that will be based on the achievement by Aearo Company and Aearo Technologies Inc. of certain performance targets and (iii) certain employee benefits under health and welfare plans and participation in incentive, savings and retirement plans that, for the period beginning on the consummation of the Merger and ending on the second anniversary of the consummation of the Merger will be no less favorable in the aggregate than those currently provided.
      Each employment agreement provides the applicable executive with severance benefits equal to two times the executive’s base salary if termination occurs within the first two years and one and a half times base salary if termination occurs after two years (two and a half times and two times, respectively, in the case of Michael McLain) plus the executive’s target bonus in the event such executive is terminated without cause or such executive terminates his employment for good reason, in each case, within five years from the date of the closing of the Merger. In the event an executive’s employment terminates for any other reason, such executive will only be entitled to amounts required by law to be paid, including a payout of such executive’s annual base salary through the date of termination.
      Each employment agreement also contains a covenant not to compete and a non-solicitation and non-interference provision with respect to employees and customers.
Deferred Compensation Plans
      Aearo Plan. We currently maintain a deferred compensation plan for certain of our employees and directors. The plan is a non-qualified plan savings plan under the IRS code that provides executive officers the opportunity to defer the receipt of base salary and/or bonus. The total amount of Aearo assets and obligations outstanding under the plan was approximately $3.4 million as of September 30, 2005.
      2004 Aearo Technologies Inc. Plan. On April 7, 2004, Aearo Technologies Inc. adopted the 2004 Deferred Compensation Plan. A limited group of executives of Aearo Technologies Inc. were credited with a transaction bonus under the plan as of that date. The bonus amounts credited under the plan were credited to a deferred compensation account in each participant’s name and deemed to be invested in a combination of common stock units and preferred stock units. Stock units do not have voting or dividend rights. However, upon the payment of a stock or cash dividend, participants will have dividend equivalent rights. In the event of a stock dividend, the dividend equivalents will be credited in the form of additional preferred or common stock units, as applicable. In the event of a cash dividend, each participant will be entitled to a cash payment from

Aearo Technologies Inc. in an amount equal to the aggregate cash dividend that would have been paid on the preferred or common units, as applicable, credited to the participant’s deferred compensation account on the dividend record date as if those units had actually been shares outstanding. The amounts credited to the participant’s deferred compensation account generally become payable upon the first to occur of the participant’s termination of employment or certain liquidity or other events set forth in the Aearo Technologies Inc. 2004 Deferred Compensation Plan. Stock units will be paid in an equal number of shares of common or preferred stock, as applicable.
Employee Stock and Other Benefit Plans
      Stock Incentive Plan. In connection with the Merger, Aearo Technologies Inc. adopted a Stock Incentive Plan for the benefit of certain of its employees. Options to acquire 18.5% of the total outstanding shares of our common stock on a fully diluted basis were granted under the plan. With respect to the options, the plan only permits the issuance of non-qualified options. In addition, common stock representing a total of 1.5% of the outstanding shares of our common stock on a fully diluted basis was designated as restricted stock and made available for grant under the plan for new hires and for incentives for existing employees, of which 20,000 shares have been granted under the plan. The number of shares of restricted stock and the number of options to be issued to each new hire or existing employee will be determined by the Compensation Committee of the Board of Directors of Aearo Technologies Inc. based on the recommendation of the Chief Executive Officer. There were no option grants to any of our Named Executive Officers in the twelve months ended September 30, 2005.
Performance Incentive Plan
      Concurrently with the closing of this offering, we will adopt the Performance Incentive Plan to provide an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons. Employees, officers, directors and consultants that provide services to us or one of our subsidiaries may be selected to receive awards under the plan.
      Our compensation committee will have the authority to administer the plan. The administrator of the plan will have broad authority to:

•	select participants and determine the types of awards that they are to receive;

•	determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the award;

•	cancel, modify or waive our rights with respect to, or modify, discontinue, suspend or terminate any or all outstanding awards, subject to any required consents;

•	construe and interpret the terms of the plan;

•	accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards;

•	subject to the other provisions of the plan, make certain adjustments to an outstanding award and authorize the conversion, succession or substitution of an award; and

•	allow the purchase price of an award or shares of our common stock to be paid in the form of cash, check or electronic funds transfer, by the delivery of already-owned shares of our common stock or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third party payment or cashless exercise on such terms as the administrator may authorize, or any other form permitted by law.
      A total of                      shares of our common stock will be authorized for issuance with respect to awards granted under the plan. Any shares subject to awards that are not paid or exercised before they expire or are terminated, as well as shares used to pay the purchase or exercise price of awards or related tax withholding obligations, will become available for other award grants under the plan. As of the date of this prospectus, the plan has not yet been adopted.

      Awards under the plan may be in the form of incentive or nonqualified stock options, stock appreciation rights, restricted stock, stock bonuses and other forms of awards granted or denominated in our common stock or units of our common stock. Awards under the plan generally will not be transferable other than by will or the laws of descent and distribution, except that the plan administrator may authorize certain transfers for tax or estate planning purposes.
      Restricted stock awards can be issued for nominal or the minimum lawful consideration. Stock options must have an exercise price that is at least equal to the fair market value of our common stock, or 110% of fair market value of our common stock for incentive stock option grants to any 10% owner of our common stock, on the date of grant. These and other awards may also be issued solely or in part for services. Awards are generally paid in cash or shares of our common stock. The plan administrator may provide for the deferred payment of awards and may determine the terms applicable to deferrals.
      As is customary in incentive plans of this nature, the number and kind of shares available under the plan and any outstanding awards, as well as the exercise or purchase prices of awards, will be subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders. In no case (except due to an adjustment referred to above or any re-pricing that may be approved by our stockholders) will any adjustment be made to a stock option or stock appreciation right award under the plan (by amendment, cancellation and re-grant, exchange or other means) that would constitute a re-pricing of the per-share exercise or base price of the award.
      Each award granted under our plan will generally become fully vested, exercisable, and/or payable, as applicable, upon a “Change in Control Event” if the award will not be assumed or substituted for or otherwise continued after the event. The term Change in Control Event is defined in the plan and generally includes:

•	stockholder approval of our dissolution or liquidation;

•	certain changes in a majority of the membership of our board of directors over a period of two years or less;

•	the acquisition of more than 30% of our outstanding voting securities by any person other than a person who held more than 30% of our outstanding voting securities as of the date that the plan was approved, affiliates of BSMB, a company benefit plan, or one of their affiliates, successors, heirs, relatives or certain donees or certain other affiliates; and

•	a merger, consolidation, reorganization (other than with an affiliate) or similar corporate transactions, or a sale or other transfer of all or substantially all of our assets, after which our stockholders do not own more than 50% of the outstanding voting securities of the resulting entity after such event.
      Our board of directors may amend or terminate the plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. Plan amendments will be submitted to stockholders for their approval as required by applicable law or any applicable listing agency. The plan is not exclusive — our board of directors and compensation committee may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.
      The plan will terminate on                     . However, the plan administrator will retain its authority until all outstanding awards are exercised or terminated. The maximum term of options, SARs and other rights to acquire common stock under the plan is ten years after the initial date of the award.
Compensation Committee Interlocks and Insider Participation
      Our Compensation Committee makes all executive officer compensation decisions and submits them to our Board of Directors for final review and approval. The Compensation Committee is comprised of Michael A. McLain and Douglas R. Korn. In addition, no member of our Compensation Committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.
Management Incentive Plan
      On an annual basis we provide performance-based compensation awards to executive officers and key employees as part of a management incentive plan. Such compensation awards are a function of individual performance and consolidated corporate results. Business unit performance also is a factor in determining compensation awards with respect to key employees who are not executive officers. The specified qualitative and quantitative criteria employed by our Board of Directors in determining bonus awards varies for each individual and from year to year.
      Supplemental Severance Pay Policy. We have adopted a severance pay policy providing key employees with salary continuation in the event of a termination. Termination resulting from cause, retirement, death and disability are not eligible. Subject to our discretion, the policy generally provides for one month’s base pay for each full year of service with a minimum amount payable of three months and a maximum amount payable of twelve months.
      401(k) Plan. We have adopted a savings plan which is qualified under Section 401(a) and 401(k) of the Internal Revenue Service Code. All of our employees in the United States normally scheduled to work a minimum of 1,000 hours per year are eligible to participate in the savings plan effective with their hire date. For each employee who elects to participate in the savings plan and makes a contribution thereto, we will make a matching contribution. We match 50.0% of the first 6.0% of compensation contributed. The maximum contribution for any participant for any year is 60.0% of such participant’s eligible compensation, not to exceed the 401(k) plan elective deferral limit set forth by the IRS. Contributions to the savings plan will be invested, as the employee directs, in a variety of investment options.
Pension Plans
      We have adopted a Cash Balance Pension Plan. Under this plan, we will provide participants with annual credits of 4.0% of eligible compensation up to the Social Security Wage Base as set forth annually by the Social Security Administration and Department of Health and Human Services. An additional annual credit of 4.0% of eligible compensation from the Social Security Wage Base up to the Qualified Plan Compensation Limit set forth by the IRS is provided. All balances in the accounts of participants will be credited with interest based on the prior year’s U.S. Treasury bill rate. At retirement, participants eligible for benefits may receive their account balance in a lump sum or on a monthly basis with the monthly distribution determined to have an equivalent actuarial value.
      Additionally, we have adopted a Supplemental Executive Retirement Plan, which is a non-qualified plan under the IRS Code, and which provides unfunded deferred compensation benefits to certain individuals whose salary exceeds the Qualified Plan Compensation Limit set forth by the IRS. Pursuant to the plan, participants are credited annually with amounts representing 8% of compensation in excess of the Qualified Plan Compensation Limit.
      The following table sets forth, for the Named Executive Officers, the estimated annual benefits payable upon retirement at normal retirement age, from both the qualified and non-qualified pension plans assuming in each case that such officer elects payment over time rather than in a lump sum:

Annual
Benefits
Payable

Michael A. McLain	$110,876
D. Garrad Warren, III	$53,815
Thomas R. D’Amico	$40,273
James H. Floyd	$62,607
M. Rand Mallitz	$29,174

PRINCIPAL AND SELLING STOCKHOLDERS
      The following table sets forth information as of September 30, 2005 regarding beneficial ownership of our common stock before and after completion of this offering, and shows the number of shares and percentage owned by (i) each person known to beneficially own more than 5% of our common stock before and after completion of this offering, (ii) each of our named executive officers, (iii) the other employee selling stockholders, (iv) each member of our board of directors and (v) all of our executive officers and members of our board of directors as a group. As of September 30, 2005, there were 57 holders of record of our common stock.
      The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.
      The column below titled “Shares to be Sold in this Offering” represents the shares of common stock being sold in this offering by entities or funds affiliated with BSMB, our equity sponsor, and by the other selling stockholders identified below. Additional information with respect to our equity sponsor and employee selling stockholders and their relationships with our company is provided under the captions “Management” and “Certain Relationships and Related Party Transactions.”
      Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

			Shares Beneficially	Shares Beneficially
			Owned After This	Owned After This
	Shares Beneficially		Offering Assuming	Offering Assuming
	Owned Prior to		No Exercise of the	Exercise in Full of the
	This Offering	Shares to be	Over-Allotment Option	Over-Allotment Option
Sold in This
	Number %	Offering	Number %	Number %

Bear Stearns Merchant Capital II, L.P.(1)
Vestar Equity Partners, L.P.(2)
Michael A. McLain
James H. Floyd
Rahul Kapur
D. Garrad Warren III
M. Rand Mallitz
James M. Phillips
Jeffrey S. Kulka
Thomas A. D’Amico
John D. Howard(3)
Douglas R. Korn(3)
Nick White
Peter S. Cureton
Directors and Executive Officers as a group

(1)	Includes shares of common stock owned by each of Bear Stearns Merchant Banking Partners II, L.P., Bear Stearns Merchant Banking Investors II, L.P., Bear Stearns MB-PSERS II, L.P., The BSC Employee Fund V, L.P. and The BSC Employee Fund VI, L.P. Bear

Stearns Merchant Capital II, L.P. is the general partner of each of these entities. Bear Stearns Merchant Capital II, L.P. and each of the foregoing entities is an affiliate of Bear, Stearns & Co. Inc. and has an address at 383 Madison Avenue, New York, New York 10179.

(2)	Vestar Equity Partners, L.P. has an address at 245 Park Avenue, 41st Floor, New York, NY 10167.

(3)	Each of Messrs. Howard and Korn may be deemed the beneficial owner of the shares of common stock owned by Bear Stearns Merchant Capital II, L.P. set forth in note (1) above due to their status as senior managing directors of Bear Stearns & Co. Inc. and group head and executive vice president, respectively, of Bear Stearns Merchant Banking. Each such person disclaims beneficial ownership of any such shares, except for any pecuniary interest therein.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Stockholder Support Agreement
      On March 10, 2004, Aearo Technologies Inc. entered into a stockholder support agreement with AC Safety Acquisition Corp. and Vestar Equity Partners, L.P. The stockholder support agreement contains, among other things, the following provisions with respect to Vestar and its affiliates:

•	a prohibition on sales, dispositions, pledges and other transfers on shares of Aearo Corporation capital stock;

•	a non-solicitation and non-interference provision with respect to Aearo’s current employees, certain former employees and customers, suppliers, licensees and other business relations; and

•	an agreement not to acquire or otherwise render services to certain of our competitors prior to March 10, 2006.
Professional Services Agreement
      On April 7, 2004, Aearo Technologies Inc., Aearo Corporation and Aearo Company entered into a professional services agreement with Bear Stearns Merchant Manager II, LLC, or BSMM (the “Professional Services Agreement”). Under the terms of the Professional Services Agreement, Aearo Technologies Inc., Aearo Corporation and Aearo Company retained BSMM to provide certain management consulting and financial advisory services, for which Aearo Corporation will pay BSMM an annual advisory fee equal to the greater of (i) $700,000 and (ii) 1.25% of the Adjusted Consolidated EBITDA (as defined in our senior credit facility as in effect on April 7, 2004, plus, to the extent deducted in arriving at Consolidated EBITDA, the aggregate advisory fee paid under the Successor Agreement and any fees paid to Vestar Capital Partners or any of its affiliates). If Aearo Technologies Inc., Aearo Corporation or Aearo Company engages BSMM with respect to any merger, acquisition, disposition, recapitalization, issuance of securities, financing or similar transaction, Aearo Corporation will pay BSMM a transaction fee to be negotiated between the parties. If the parties do not agree on a fee, the transaction fee will be 1.0% of the aggregate enterprise value paid or provided to Aearo Technologies Inc., Aearo Corporation or Aearo Company. BSMM will also be entitled to a fee (a “Company Sale Fee”) of 0.65% of the aggregate enterprise value paid to Aearo Technologies Inc. or Aearo Corporation in a sale of Aearo Technologies Inc. or Aearo Corporation. The Professional Services Agreement will terminate on the earlier of (i) April 7, 2014, (ii) the consummation of a sale of Aearo Technologies Inc., Aearo Corporation or Aearo Company, (iii) termination upon thirty days’ written notice by BSMM and (iv) the consummation of a qualified public offering of Aearo Technologies Inc. common stock. If not terminated by the foregoing, upon the tenth anniversary of the date of the Professional Services Agreement and the end of each year thereafter, the term is automatically extended for an additional year unless terminated by either party at least 30 days prior to such year end. Under the Professional Services Agreement, Aearo Technologies Inc., Aearo Corporation and Aearo Company have agreed to indemnify BSMM for any and all claims and losses arising out of, or relating, to the professional services agreement.
      Since September 30, 2004, we have paid approximately $1.0 million to BSMM pursuant to the Professional Services Agreement. In connection with this offering, we will pay an additional $          to BSMM and the Professional Services Agreement will thereafter be terminated.
Stockholders’ Agreement
      On April 7, 2004, all holders of our capital stock entered into and became subject to a stockholders’ agreement that governs certain aspects of our relationship with our security holders. The stockholders’ agreement, among other things:

•	allows security holders to join, and allows BSMM and its affiliates to require security holders to join, in any sale or transfer of shares of common stock or preferred stock by BSMM to any third party prior to a qualified public offering of common stock or preferred stock, following which (when aggregated with all prior such sales or transfers) BSMM and its affiliates shall have disposed of in excess of a certain specified percentage of the number of shares of common stock or preferred stock, as applicable, that BSMM and its affiliates owned as of April 7, 2004;

•	restricts the ability of certain security holders to transfer, assign, sell, gift, pledge, hypothecate or encumber, or otherwise dispose of, common stock or preferred stock or all or part of the voting power associated with common stock or preferred stock, subject to certain specified exceptions;

•	grants to BSMM the right to designate members of our board of directors;

•	grants to security holders the right to buy their proportionate percentage of securities offered for sale to BSMM by us;

•	allows us and BSMM to repurchase all or any portion of the common stock and preferred stock held by directors, employees and consultants of Aearo Corporation at varying prices upon the termination of their employment with Aearo Corporation for any reason (including death or disability);

•	grants demand and piggyback registration rights to BSMM and allows security holders to include securities in a registration statement filed by us with respect to an offering of common stock or preferred stock (i) in connection with the exercise of any demand rights by BSMM and its affiliates or any other security holders possessing such rights or (ii) in connection with an offering by us which BSMM and its affiliates exercise “piggyback” registration rights;

•	provides for the payment by us of the fees and expenses associated with the exercise of registration rights under the stockholders’ agreement;

•	restricts our ability to enter into certain transactions with BSMM and its affiliates; and

•	provides for non-operating board members of our management to vote their shares at the direction of the Company and to grant us a proxy in respect of their shares; and

•	grants to our security holders information rights with respect of the Company.

      In connection with this offering, we intend to terminate the stockholders’ agreement.
Indebtedness of Management
      In the past, certain members of management were issued loans by us, the proceeds of which were used to purchase company stock. All outstanding indebtedness bore interest at a rate of 2.73% per annum and all such indebtedness was subsequently repaid in connection with our acquisition of Aearo Corporation on April 7, 2004. The following table set forth the largest aggregate amount of indebtedness outstanding at any time.

Amount of
Name	Indebtedness

M. McLain	$669,660
M. Rand Mallitz	$97,830
R. Kapur	$150,000
J. Floyd	$150,000
J. Phillips	$75,000
D. Garrad Warren, III	$270,000

DESCRIPTION OF CERTAIN INDEBTEDNESS
The Senior Credit Facility
      On April 7, 2004, Aearo Corporation entered into a senior secured senior credit facility, which was amended on April 28, 2005. Aearo Company is the borrower under the senior credit facility and such facility is unconditionally guaranteed by Aearo Technologies Inc., Aearo Corporation and Aearo Company’s domestic subsidiaries. Bear Stearns Corporate Lending Inc. is syndication agent, National City Bank of Indiana and Wells Fargo Bank, N.A. are co-documentation agents and Deutsche Bank AG, New York Branch is administration agent. The senior credit facility is comprised of:

•	a $125.0 million term loan facility, with a portion denominated in Euros; and

•	a revolving credit facility providing for up to $50.0 million of borrowings.
In addition, the agreement provides for uncommitted incremental term loan facilities of up to $75.0 million or the equivalent amount in Euros.
      Amounts under the committed term loan facility were only drawn at the closing of the consummation of the Merger, and term loan amounts repaid or prepaid may not be re-borrowed. The maturity date of the term loan is April 7, 2011. Until September 30, 2010, the term loan will amortize quarterly in an amount equal to 1% of the initial principal amount. After September 30, 2010, the remaining principal will be paid in two quarterly amounts.
      Amounts drawn under the revolving credit facility may be borrowed, repaid and re-borrowed until the final maturity date. The final maturity date under the revolving credit facility is April 7, 2010. A portion of the revolving credit facility will be available for the issuance of stand-by and trade letters of credit. Maturities for letters of credit will not exceed twelve months, renewable annually thereafter. As of September 30, 2005, we did not have any outstanding borrowings under the revolving credit facility excluding $1.6 million of letters of credit.
      At our option, the interest rates applicable to the term loans (other than incremental term loans) and the loans under the revolving senior credit facility will be set at a margin over the base rate or the Eurodollar rate. The margins applicable to the incremental term loans will be determined at the time we draw under any such facility. The base rate is either the administrative agent’s announced prime lending rate or the overnight Federal Funds rate plus 0.50%, whichever is higher.
      8 1/4% Senior Subordinated Notes due 2012
      Aearo Company issued $175.0 million aggregate principal amount 8 1/4% Senior Subordinated Notes due 2012 under an indenture dated April 7, 2005. Interest is payable semiannually on April 15 and October 15 of each year.
      The senior subordinated notes are unsecured subordinated obligations of Aearo Company and are:

•	subordinated in right of payment to all of Aearo Company’s existing and future senior indebtedness;

•	equal in right of payment with any of Aearo Company’s existing and future senior subordinated indebtedness; and

•	senior in right of payment to Aearo Company’s future subordinated indebtedness, if any.
      Aearo Company’s senior subordinated notes include customary covenants that restrict, among other things, the ability to incur additional debt, pay dividends or make certain other restricted payments, incur liens, merge or sell all or substantially all of the assets or enter into various transactions with affiliates. Prior to April 15, 2007, Aearo Company may redeem up to 35% of the aggregate principal amount of the senior subordinated notes at a redemption price of 108.25% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, with funds raised in specified equity offerings. In addition, prior to April 15, 2008, the senior subordinated notes are redeemable, in whole or in part, at Aearo Company’s option, at a redemption price equal to 100% of the principal amount thereof plus a make-whole premium. At any time on or after April 15, 2008, the senior subordinated notes are redeemable at Aearo Company’s option, at a premium declining to par in 2010. Aearo Company’s senior subordinated notes are guaranteed, fully, jointly and severally, and unconditionally, on a senior subordinated basis by its domestic subsidiaries. The senior subordinated notes are not guaranteed by us or by Aearo Corporation.
12.00% Senior Notes due 2013
      Aearo Corporation issued $54 million aggregate principal amount 12.00% senior notes due 2013 under an indenture dated August 3, 2005. Pursuant to the terms of the purchase agreement with the buyer of such notes, Aearo Corporation is permitted to issue an additional $46 million aggregate principal amount of such notes, subject to certain terms and conditions contained in the purchase agreement, at any time prior to August 3, 2006. Interest is payable on the 12.00% Notes quarterly on February 1, May, 1, August 1 and November 1 of each year.
      The 12.00% Notes are unsecured subordinated obligations of Aearo Corporation and are:

•	subordinated in right of payment to all of Aearo Company’s existing and future senior indebtedness and senior subordinated indebtedness;

•	equal in right of payment with any of Aearo Corporation’s existing and future senior indebtedness; and

•	senior in right of payment to Aearo Corporation’s future subordinated indebtedness, if any.
      Aearo Corporation’s 12.00% Notes include customary covenants that restrict, among other things, the ability to incur additional debt, pay dividends or make certain other restricted payments, incur liens, merge or sell all or substantially all of the assets or enter into various transactions with affiliates. Prior to August 3, 2006, Aearo Corporation may redeem all or any part of the aggregate principal amount of the 12.00% Notes at a redemption price of 106% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, with funds raised in specified equity offerings. At any time on or after August 3, 2006, the senior notes are redeemable at Aearo Corporation’s option, at a premium declining to par in 2009.
      We will repay all amounts outstanding under the 12.00% Notes with the proceeds from this offering.

DESCRIPTION OF CAPITAL STOCK
      The following is a description of the terms of our amended and restated certificate of incorporation and amended and restated by-laws, the forms of which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is part and which will become effective upon the consummation of this offering.
Authorized Capitalization
      Upon the closing of this offering, our authorized capital stock will consist of:

•	shares of common stock, par value $0.01 per share, all such shares will be designated common stock; and

•	shares of preferred stock, par value $0.01 per share.
      After this offering,                      shares of our common stock and no shares of our preferred stock will be issued and outstanding.
Common Stock
      All shares of common stock to be outstanding upon completion of this offering will be validly issued, fully paid and nonassessable.
      Dividends. Holders of shares of our common stock will be entitled to receive dividends and other distributions in cash, stock or property of ours as may be declared by our board of directors from time to time out of our assets or funds legally available for dividends or other distributions.
      Rights Upon Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of shares of our common stock will be entitled to share in our assets remaining after payment of all debts and other liabilities, subject to the liquidation preference of any outstanding preferred stock.
      Voting Rights. Shares of our common stock carry one vote per share. Except as otherwise required by law, holders of our common stock are not entitled to vote on any amendment to our amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of the affected shares are entitled to vote on the amendment. Holders of shares of our common stock will not be entitled to cumulative voting rights.
      Except as otherwise required by the Delaware General Corporation Law and our amended and restated certificate of incorporation and amended and restated by-laws, action requiring stockholder approval may be taken by a vote of the holders of a majority of the common stock at a meeting at which a quorum is present. See “— Anti-Takeover Effects of Various Provisions of Delaware Law and Our Restated Certificate of Incorporation and Amended and Restated By-laws.”
      Other Rights. Holders of shares of our common stock have no preemptive rights. The holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
      Our amended and restated certificate of incorporation provides that we may issue up to                      shares of our preferred stock in one or more series as may be determined by our board of directors.

      Our board of directors has broad discretionary authority with respect to the rights of issued series of our preferred stock and may take several actions without any vote or action of the holders of our common stock, including:

•	determining the number of shares to be included in each series;

•	fixing the designation, powers, preferences and relative rights of the shares of each series and any qualifications, limitations or restrictions with respect to each series, including provisions related to dividends, conversion, voting, redemption and liquidation, which may be superior to those of our common stock; and

•	increasing or decreasing the number of shares of any series.
      The board of directors may authorize, without approval of holders of our common stock, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of our common stock. For example, our preferred stock may rank prior to our common stock as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into shares of our common stock.
      Our preferred stock could be issued quickly with terms designed to delay or prevent a change in the control of our company or to make the removal of our management more difficult. This could have the effect of discouraging third party bids for our common stock or may otherwise adversely affect the market price of our common stock.
      We believe that the ability of our board of directors to issue one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without action by our common stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.
      Although our board of directors has no intention at the present time of doing so, it could issue a series of our preferred stock that could, depending on the terms of such series, be used to implement a stockholder rights plan or otherwise impede the completion of a merger, tender offer or other takeover attempt of our company. Our board of directors could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interest or in which stockholders might receive a premium for their stock over the then best current market price.
Anti-Takeover Effects of Various Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws
      Provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation and amended and restated by-laws contain provisions that may have some anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Delaware Anti-Takeover Statute
      We are subject to Section 203 of the Delaware General Corporation Law. Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the person became an interested stockholder, unless:

•	the business combination, or the transaction in which the stockholder became an interested stockholder, is approved by our board of directors prior to the time the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or after the time a person became an interested stockholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
      “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, in general an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the shares of the corporation’s outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, therefore, may discourage attempts to acquire us.
      In addition, provisions of our amended and restated certificate of incorporation and amended and restated by-laws, which are summarized in the following paragraphs, may have an anti-takeover effect.
      Quorum Requirements; Removal of Directors. Our amended and restated certificate of incorporation provides for a minimum quorum of one-third in voting power of the outstanding shares of our capital stock entitled to vote, except that a minimum quorum of a majority in voting power of the outstanding shares of our capital stock entitled to vote is necessary to hold a vote for any director in a contested election, the removal of a director or the filling of a vacancy on our board of directors. Our amended and restated by-laws provide that directors may be removed only for cause by the affirmative vote of at least a majority in voting power of the outstanding shares of our capital stock entitled to vote generally in the election of directors.
      No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are denied the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly address cumulative voting.
      No Stockholder Action by Written Consent; Calling of Special Meeting of Stockholders. Our amended and restated certificate of incorporation prohibits stockholder action by written consent. It and our amended and restated by-laws also provide that special meetings of our stockholders may be called only by (1) the chairman of our board of directors or (2) our board of directors or (3) our board of directors upon a request by holders of at least 50% in voting power of all the outstanding shares entitled to vote at that meeting.
      Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated by-laws provide that stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a stockholder’s notice must be delivered or mailed and received at our principal executive offices not less than 90 nor more than 120 days in advance of the anniversary date of the immediately preceding annual meeting of stockholders.
      Our amended and restated by-laws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders. Stockholder nominations for the election of directors at a special meeting must be received by our corporate secretary by the later of 10 days following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made or 90 days prior to the date that meeting is proposed to be held and not more than 120 days prior to such meeting.
      Limitations on Liability and Indemnification of Officers and Directors. The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors to us or our stockholders for monetary damages for breaches of their fiduciary duty as directors to the fullest extent permitted by the Delaware General Corporation Law.
      Our amended and restated by-laws provide that we must indemnify our directors and officers to the fullest extent authorized by the Delaware General Corporation Law and that such indemnitees shall generally also be entitled to an advancement of expenses. We are also expressly authorized to, and do, carry directors’ and officers’ insurance for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.
      The limitation of liability and indemnification provisions in our amended and restated by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
      There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
      Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
      Supermajority Provisions. The Delaware General Corporation Law provides generally that the affirmative vote of a majority in voting power of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation provides that the following provisions in the amended and restated certificate of incorporation may be amended only by a vote of two-thirds or more in voting power of all the outstanding shares of our capital stock entitled to vote:

•	the prohibition on stockholder action by written consent;

•	the ability to call a special meeting of stockholders being vested solely in (1) the chairman of our board of directors, (2) our board of directors and (3) our board of directors upon a request by holders of at least 50% in voting power of all the outstanding shares entitled to vote at that meeting;

•	the provisions requiring that our business and affairs be managed by or under the direction of our board of directors;

•	the provisions relating to the classification of our board of directors;

•	the provisions relating to the size of our board of directors;

•	the provisions relating to the filling of vacancies on our board of directors;

•	the provisions relating to the quorum requirements at stockholder meetings for the transaction of business and at stockholder meetings regarding votes for any director in a contested election, the removal of a director, or the filling of a vacancy on our board of directors by our stockholders;

•	the provisions relating to advance notice requirements for stockholder proposals and director nominations;

•	the limitation on the liability of our directors to us and our stockholders;

•	the provisions granting authority to our board of directors to amend or repeal our amended and restated by-laws without a stockholder vote, as described below in more detail;

•	the provisions granting stockholders representing no less than two-thirds of the voting power of our capital stock the authority to amend our amended and restated by-laws, as described below in more detail; and

•	the supermajority voting requirements listed above.
      Our amended and restated certificate of incorporation grants our board of directors the authority to amend and repeal our amended and restated by-laws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. In addition, our amended and restated certificate of incorporation provides that our amended and restated by-laws may be amended by stockholders representing no less than two-thirds of the voting power of all the outstanding shares of our capital stock entitled to vote.
Listing
      We intend to apply to list our common stock on the New York Stock Exchange under the trading symbol “AER”.
Transfer Agent and Registrar
                           will be the transfer agent and registrar for our shares of common stock.

SHARES ELIGIBLE FOR FUTURE SALE
      Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect prevailing market prices and could impair our ability to raise capital through future sales of our securities.
      Upon completion of this offering,                      shares of common stock will be outstanding. Of these shares, the shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be acquired by an affiliate of ours as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations of Rule 144. The remaining                      shares of common stock outstanding will be restricted securities, as that term is defined in Rule 144, and may in the future be sold without restriction under the Securities Act to the extent permitted by Rule 144 or any applicable exemption under the Securities Act.
      In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned its, his or her shares of common stock for at least one year from the date such securities were acquired from us or an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then-outstanding shares of common stock (approximately shares immediately after this offering) and the average weekly trading volume of the common stock during the four calendar weeks preceding a sale by such person. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us. Under Rule 144, however, a person who has held restricted securities for a minimum of two years from the later of the date of such securities were acquired from us or an affiliate of ours and who is not, and for the three months prior to the sale of such restricted securities has not been, an affiliate of ours, is free to sell such shares of common stock without regard to the volume, manner-of-sale and the other limitations contained in Rule 144. The foregoing summary of Rule 144 is not intended to be a complete discussion thereof.
      Commencing 180 days after the date of this prospectus, approximately                      outstanding restricted securities will be eligible for sale under Rule 144 subject to applicable volume limitations, manner of sale and notice requirements.
      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exchangeable or exercisable for any such shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Bear, Stearns & Co. Inc. for a period of 180 days after the date of this prospectus, subject to specified exceptions.
      Our officers, directors and all existing stockholders have agreed, subject to specified exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, shares of our common stock or any securities convertible into or exchangeable or exercisable for any such securities, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement without, in each case, the prior written consent of Bear, Stearns & Co. Inc. for a period of 180 days after the date of this prospectus.
      Prior to this offering, there has been no established market for our common stock, and no predictions can be made about the effect, if any, that market sales of shares of common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, the actual sale of, or the perceived potential for the sale of, common stock in the public market may have an adverse effect on the market price for the common stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
General
      The following is a summary of certain material U.S. federal income tax considerations related to the ownership and disposition of our common stock that may be relevant to you if you acquire our common stock pursuant to this offering. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect. The Internal Revenue Service is referred to as “IRS” in this summary.
      This summary discusses only the federal income tax consequences to the initial investors who purchase our common stock pursuant to this offering and does not discuss the tax consequences applicable to subsequent purchasers of our common stock. This summary deals only with common stock held as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax considerations that may be relevant to holders of our common stock in light of their particular circumstances or to holders of common stock subject to special rules, such as financial institutions, regulated investment companies, holders subject to the alternative minimum tax, insurance companies, pension funds, tax exempt organizations, expatriates, partnerships or pass through entities, dealers in securities or currencies, traders who elect to mark to market their securities or persons holding the common stock as part of a hedging or constructive sale transaction, “straddle,” conversion transaction, or other integrated transaction, or foreign currency effects on holders of the common stock whose functional currency is not the U.S. dollar. We have not requested a ruling from the IRS on the tax consequences of owning or disposing of our common stock. As a result, the IRS could disagree with portions of this discussion. Persons considering the purchase of our common stock should consult with their own tax advisors about the application of the U.S. federal income tax laws to their particular situations as well as any tax considerations under other U.S. federal tax laws (such as estate and gift tax laws), or the laws of any state, local or foreign jurisdiction.
      As used in this prospectus, the term “U.S. Holder” means a beneficial owner of common stock that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in or under the laws of the United States or of any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
      As used in this prospectus, the term “Non-U.S. Holder” means a beneficial owner of common stock that is an individual, corporation, trust or estate that is not a U.S. Holder.
      If an entity treated as a partnership for U.S. federal income tax purposes holds shares of common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activity of the partnership. If you are a partner of a partnership holding shares of common stock, we suggest you consult your own tax advisor.
Distributions to U.S. Holders
      If distributions are paid on the shares of our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will constitute a tax-free return of capital that is applied against your tax basis in the common stock to the extent these distributions exceed those earnings and profits. Distributions in excess of our current and accumulated earnings and profits and your tax basis in the common stock will be treated as a gain from the sale or exchange of the common stock, the treatment of which is discussed below. For the tax years 2003 through 2008, non-corporate U.S. Holders are generally subject to a maximum tax rate on dividends equal to 15%, which corresponds to the maximum tax rate for long-term capital gains. However, under current legislation for tax years beginning after December 31, 2008, dividends will be taxed at the same rate as other items of ordinary income, which will exceed the tax rate for long-term capital gains.
Distributions to Non-U.S. Holders
      Dividends paid to a Non-U.S. Holder that are not effectively connected with the conduct of a U.S. trade or business of the Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate or, if an income tax treaty applies and certain certification requirements described below are satisfied, a lower rate specified by the treaty. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant tax treaty.
      Withholding generally is imposed on the gross amount of a distribution, regardless of whether we have sufficient earnings and profits to cause the distribution to be a dividend for U.S. federal income tax purposes. However, we may elect to withhold on less than the gross amount of the distribution if we determine that the distribution is not paid out of our current or accumulated earnings and profits, based on our reasonable estimates.
      A Non-U.S. Holder eligible for a reduced rate of U.S. federal withholding tax under a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund together with the required information with the IRS.
      Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States and, if a tax treaty applies, attributable to a Non-U.S. Holder’s U.S. permanent establishment, are exempt from U.S. federal withholding tax if the Non-U.S. Holder furnishes to us or our paying agent the appropriate IRS form and other applicable requirements are met. However, dividends exempt from U.S. federal withholding tax because they are “effectively connected” or attributable to a U.S. permanent establishment under an applicable tax treaty are subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate specified by an applicable tax treaty.
Gain on Disposition of Common Stock by U.S. Holders
      A U.S. Holder will recognize gain or loss on the sale or exchange of our common stock to the extent of the difference between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in such shares. Such gain or loss generally will constitute long-term capital gain or loss if the U.S. Holder has held such shares for more than one year. Non-corporate U.S. Holders are subject to a maximum tax rate of 15% on long-term capital gain (increased to 20% for years after 2008).
Gain on Disposition of Common Stock by Non-U.S. Holders
      A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless one of the following applies:

•	the gain is effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States and, if a tax treaty applies, the gain is attributable to a Non-U.S. Holder’s U.S. permanent establishment. In such case, the Non-U.S. Holder will, unless an applicable tax treaty provides otherwise, generally be taxed on its net gain derived from the sale at regular graduated U.S. federal income tax rates, and in the case of a foreign corporation, may also be subject to the branch profits tax described above;

•	a Non-U.S. Holder who is an individual holds our common stock as a capital asset, is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and certain other conditions are met. In such a case, the Non-U.S. Holder will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain U.S. capital losses; or

•	we are or have been a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the sale or other disposition and the period such Non-U.S. Holder held our common stock (the shorter period hereinafter referred to as the “lookback period”); provided that if our common stock is regularly traded on an established securities market, this rule will generally not cause any gain to be taxable unless the Non-U.S. Holder owned more than 5% of our common stock at some time during the lookback period. We do not believe that we are a USRPHC and do not expect to become one in the future. However, we could become a USRPHC as a result of future changes in assets or operations.

Information Reporting and Backup Withholding Tax
      Under certain circumstances, U.S. Treasury regulations require information reporting and backup withholding on certain payments on common stock.
      A U.S. Holder may be subject to information reporting and backup withholding (currently at a rate of 28%) with respect to dividends on, and the proceeds from the sale or redemption of, common stock, unless such U.S. Holder (a) is an entity that is exempt from withholding (including, among others, corporations and certain tax-exempt organizations) and when required, demonstrates this fact, or (b) provides the payor with its correct taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number, and otherwise complies with applicable requirements of the backup withholding rules.
      Dividends on common stock paid to a Non-U.S. Holder will generally be exempt from backup withholding, provided the Non-U.S. Holder meets applicable certification requirements or otherwise establishes an exemption. We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that Non-U.S. Holder and the U.S. federal withholding tax withheld with respect to those dividends.
      Under Treasury regulations, payments on the sale or redemption of our common stock effected through a foreign office of a broker to its customer generally are not subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, a foreign partnership with significant U.S. ownership, or a U.S. branch of a foreign bank or insurance company, then information reporting (but not backup withholding) will be required, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption, and other applicable certification requirements are met. Information reporting and backup withholding generally will apply to sale or redemption payments effected at a U.S. office of any U.S. or foreign broker, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption, and other applicable certification requirements are met.
      Backup withholding does not represent an additional income tax. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by the holder to the IRS.

UNDERWRITING
      We and the selling stockholders intend to offer the shares through the underwriters. Subject to the terms and conditions in an underwriting agreement among us, the selling stockholders and Bear, Stearns & Co. Inc., Banc of America Securities LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and Morgan Keegan & Company, Inc., we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders, the number of shares of common stock listed opposite their names below.

Underwriter	Number of Shares

Bear, Stearns & Co. Inc.
Banc of America Securities LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
Morgan Keegan & Company, Inc.
Total

      The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and liabilities incurred in connection with the directed share program referred to below, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
      The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
      Affiliates of Bear, Stearns & Co. Inc. that are selling stockholders in this offering purchased their securities in the ordinary course of their business. At the time of purchase of their securities, those entities had no agreements or understandings, directly or indirectly, with any person to distribute those securities.
Commissions and Discounts
      The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $           per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $           per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.
      The following table shows the public offering price, underwriting discount, proceeds before expenses to us and proceeds to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase up to  additional shares to cover over-allotments.

		Without	With
	Per Share	Option	Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Aearo Technologies Inc.	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

      The expenses of this offering, excluding the underwriting discount and commissions and related fees, are estimated at $                     million and are payable by us. The underwriters have agreed to reimburse us for certain of our expenses associated with this offering.
Over-Allotment Option
      The selling stockholders have granted the underwriters an option exercisable for 30 days from the date of this prospectus to purchase a total of up to                     additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter’s initial commitment amount reflected in the above table.
Directed Share Program
      The underwriters have reserved for sale, at the initial public offering price, up to five percent of the shares of our common stock being offered for sale in this offering for our employees and their families and other persons associated with us who express an interest in purchasing these shares of common stock in this offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same terms as the other shares offered in this offering.
United Kingdom
      Each of the underwriters has represented and agreed that:

•	it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (“FSMA”) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

•	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
European Economic Area
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
No Sales of Similar Securities
      We, each of our executive officers, directors, each holder of our common stock including the selling stockholders, subject to certain exceptions, have agreed with the underwriters not to dispose of or hedge any of our shares of common stock for 180 days after the date of this prospectus without first obtaining the written consent of Bear, Stearns & Co. Inc.. The 180-day “lock-up” period during which we and our executive officers, directors, each holder of our common stock including the selling stockholders are restricted from engaging in transactions in our common stock is subject to extension such that, in the event that either (i) during the last 17 days of the “lock-up” period, we issue an earnings or financial results release or material news or a material event relating to us occurs, or (ii) prior to the expiration of the “lock-up” period, we announce that we will release earnings or financial results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” period will be extended until the expiration of the 18-day period beginning on the issuance of the earnings or financial results release or the occurrence of the material news or material event, as applicable, unless Bear, Stearns & Co. Inc. waives, in writing, such an extension. See “Shares Eligible for Future Sale”.
Quotation on the New York Stock Exchange
      We intend to apply to list our common stock on the New York Stock Exchange under the symbol “AER”.
Price Stabilization, Short Positions
      Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering.
      If the underwriters over-allot or otherwise create a short position in our common stock in connection with this offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the option to purchase up to                     additional                      shares to cover over-allotments described above. The underwriters may also sell shares in excess of the option to purchase up to                     additional shares to cover over-allotments, creating a naked short position. A naked short position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of our common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. These transactions to stabilize or maintain the market price may cause the price of our common stock to be higher than it might be in the absence of such transactions. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales.
      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that we or they will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Other Relationships
      Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.
      Prior to this offering, entities affiliated with Bear Stearns Merchant Banking, an affiliate of Bear, Stearns & Co. Inc., owned approximately 80.1% of our outstanding common stock. Following this offering and assuming full exercise of the option to purchase up to                     additional shares to cover over-allotments by the underwriters, entities affiliated with Bear Stearns Merchant Banking will own approximately      % of our then outstanding common stock.
      On April 7, 2004 Aearo Company issued in a private placement $175.0 million aggregate principal amount 8 1/4% Notes due 2012, for which Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc., two of the underwriters in this offering, were the initial purchasers and received customary fees with respect thereto.
      On April 7, 2004, we entered into a senior credit facility with a syndicate of lenders including affiliates of Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc., two of the underwriters in this offering. Aearo Company is the borrower under the senior credit facility and such facility is unconditionally guaranteed by us, Aearo Corporation and Aearo Company’s domestic subsidiaries. On April 28, 2005, we amended this senior credit facility and paid the lenders customary fees in connection therewith. In connection with this offering, we will repay $                     million of outstanding indebtedness under our senior credit facility. See “Description of Certain Indebtedness — The Senior Credit Facility”.

Professional Services Agreement
      We, Aearo Corporation, Aearo Company and Bear Stearns Merchant Manager II, LLC, an entity affiliated with Bear Stearns Merchant Banking and Bear, Stearns & Co. Inc. are parties to a professional services agreement, pursuant to which Bear Stearns Merchant Manager II, LLC provides management consulting and financial advisory services, for which Aearo Corporation pays Bear Stearns Merchant Manager II, LLC an annual advisory fee equal to the greater of (i) $700,000 and (ii) 1.25% of the Adjusted Consolidated EBITDA (as defined in our senior credit facility as in effect on April 7, 2004, plus, to the extent deducted in arriving at Consolidated EBITDA, the aggregate advisory fee paid under the professional services agreement and any fees paid to Vestar Capital Partners or any of its affiliates). The agreement is more fully described above under “Certain Relationships and Related Transactions — Professional Services Agreement.” Since September 30, 2004, we have paid approximately $1.0 million to Bear, Stearns Merchant Manager II, LLC pursuant to the agreement. In connection with this offering, we will pay an additional $                     to Bear, Stearns Merchant Manager II, LLC and the agreement will thereafter be terminated.

Stockholders Agreement
      We, entities affiliated with Bear Stearns Merchant Banking and our other stockholders are party to a stockholders agreement, more fully described under “Certain Relationships and Related Transactions — Stockholders’ Agreement,” pursuant to which our stockholders have agreed, among other things, to grant to

Bear Stearns Merchant Manager II, LLC the right to designate members of our board of directors. Upon consummation of this offering the stockholders agreement will be terminated.
Qualified Independent Underwriter
      Bear, Stearns & Co. Inc. is a member of the National Association of Securities Dealers, Inc., or “NASD”. Under Rule 2720 of the NASD Conduct Rules, we are considered an affiliate of Bear, Stearns & Co. Inc. since the parent company of this entity beneficially owns through its affiliate, Bear Stearns Merchant Capital II, L.P., 80.1% of our common stock outstanding as of the date of this prospectus. In addition, affiliates of Bear, Stearns & Co. Inc. are selling stockholders and collectively will receive more than      % of the net proceeds from the sale of common stock in this offering. Under Rule 2720, when an NASD member participates in the underwriting of an affiliate’s equity securities, the public offering price per share can be no higher than that recommended by a “qualified independent underwriter” meeting certain standards.                     is assuming the responsibilities of acting as the qualified independent underwriter in pricing this offering and conducting due diligence. The initial public offering price of the shares of our common stock will be no higher than the price recommended by                     , which will not receive any additional compensation in connection with its acting as a qualified independent underwriter.
Discretionary Shares
      The underwriters will not allocate shares to discretionary accounts without the prior specific written approval of the customers. The underwriters will not allocate shares to discretionary accounts in excess of 5% of the total number of shares in this offering.
Pricing of This Offering
      Prior to this offering, there has been no public market for our shares of common stock. Consequently, the initial public offering price for our shares of common stock was determined by negotiations between us and the representatives of the underwriters. Among the factors considered in these negotiations were prevailing market conditions, our financial information, market valuations of other companies that we and the representatives of the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.
Electronic Prospectus
      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The lead managers may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

LEGAL MATTERS
      The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Dorsey & Whitney LLP, New York, NY. Certain legal maters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, NY.
EXPERTS
      The financial statements included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed a Registration Statement on Form S-1 with the SEC regarding this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. As a result of the effectiveness of the registration statement, we will be subject to the informational reporting requirements of the Exchange Act of 1934 and, under that Act, we will file reports, proxy statements and other information with the SEC. You may read and copy the registration statement, the related exhibits and the reports, proxy statements and other information we file with the SEC at the SEC’s public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site’s Internet address is www.sec.gov. Certain information about our company may also be obtained from our website at www.aearo.com.
      You may also request a copy of these filings, at no cost, by writing or telephoning us at:
Aearo Technologies Inc.
5457 West 79th Street
Indianapolis, Indiana 46268
(317) 692-6666
      We intend to furnish holders of the shares of common stock offered in this offering with annual reports containing audited consolidated financial statements together with a report by our independent registered public accounting firm.
      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities.
      Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data is also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above. We believe these sources are reliable but we have not independently verified the information obtained from them.

INDEX TO FINANCIAL STATEMENTS
AEARO TECHNOLOGIES INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Aearo Technologies Inc.:
      We have audited the accompanying consolidated balance sheet of Aearo Technologies Inc. and subsidiaries (“Aearo — Successor”) as of September 30, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended September 30, 2005 and for the period from April 1, 2004 (date of inception) through September 30, 2004. We have also audited the accompanying consolidated statements of operations, stockholders’ equity and cash flows of Aearo Corporation and subsidiaries (“Aearo — Predecessor”), a wholly-owned subsidiary of Aearo — Successor, for the six months ended March 31, 2004 and for the year ended September 30, 2003. Aearo — Successor and Aearo — Predecessor are collectively referred to as the “Company”. These financial statements are the responsibility of management of the Company. Our responsibility is to express opinions on these financial statements based on our audits.
      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.
      In our opinion, such consolidated financial statements referred to above of Aearo — Successor present fairly, in all material respects, the financial position of Aearo — Successor at September 30, 2005 and 2004, and the results of their operations and their cash flows for the year ended September 30, 2005 and for the period from April 1, 2004 (date of inception) through September 30, 2004, in conformity with accounting principles generally accepted in the United States of America, and in our opinion, the consolidated financial statements referred to above of Aearo — Predecessor present fairly, in all material respects, the results of operations and cash flows of Aearo — Predecessor for the six months ended March 31, 2004 and the year ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America.
/s/ DELOITTE & TOUCHE LLP

Indianapolis, Indiana
November 21, 2005

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands, Except Share Amounts)

	September 30,	September 30,
	2004	2005

ASSETS
Current Assets:
Cash and cash equivalents	$27,724	$30,068
Accounts receivable (net of allowance for doubtful accounts of $1,334 and $1,206, respectively)	54,159	61,998
Inventories	40,849	48,132
Deferred and prepaid expenses	4,146	9,061

Total current assets	126,878	149,259

Long Term Assets:
Property, plant and equipment, net	54,750	50,444
Goodwill	148,050	122,191
Other intangible assets, net	185,855	180,787
Other assets	15,144	15,237

Total assets	$530,677	$517,918

LIABILITIES
Current Liabilities:
Current portion of long-term debt	$1,639	$3,432
Accounts payable and accrued liabilities	46,730	58,632
Accrued interest	6,996	7,723
U.S. and foreign income taxes	1,648	1,888

Total current liabilities	57,013	71,675

Long Term Liabilities:
Long term debt	302,842	351,625
Deferred income taxes	59,699	45,340
Other liabilities	14,726	12,984

Total liabilities	434,280	481,624
Commitments and Contingent Liabilities

STOCKHOLDERS’ EQUITY
Preferred stock, $.01 par value — (Cumulative dividend of $3,701 at September 30, 2004) Authorized and issued — 76,168 shares; Outstanding 76,168 and 0 shares, respectively	1	1
Common stock, $.01 par value — Authorized — 3,849,999 shares;	25	25
Issued — 2,517,999 and 2,527,801 shares, respectively, and Outstanding — 2,517,999 and 2,527,214 shares, respectively	—	—
Paid in capital	101,584	111,642
Stock subscription receivable	—	(129)
Treasury stock, at cost	—	(85,959)
Accumulated earnings (deficit)	(5,110)	12,039
Accumulated other comprehensive loss	(103)	(1,325)

Total stockholders’ equity	96,397	36,294

Total liabilities and stockholders’ equity	$530,677	$517,918

The accompanying notes are an integral part of these consolidated financial statements.

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in Thousands)

	Predecessor		Successor

	Year	Six Months	Six Months	Year
	Ended	Ended	Ended	Ended
	September 30,	March 31,	September 30,	September 30,
	2003	2004	2004	2005

Net sales	$316,428	$169,579	$193,261	$423,420
Cost of sales	164,289	89,056	118,491	216,710
Restructuring	(270)	—	—	—

Gross profit	152,409	80,523	74,770	206,710
Selling and administrative	101,257	56,835	56,752	131,232
Research and technical services	6,402	3,623	4,028	9,175
Amortization expense	267	242	2,631	5,229
Other charges (income), net	1,737	(506)	1,545	288
Restructuring	—	(1,091)	—	—

Operating income	42,746	21,420	9,814	60,786
Interest income	(146)	(53)	(33)	(100)
Interest expense	19,733	11,602	15,941	23,196

Income (loss) before income taxes	23,159	9,871	(6,094)	37,690
Provision (benefit) for income taxes	2,551	1,734	(984)	10,752

Net income (loss)	20,608	8,137	(5,110)	26,938
Preferred stock dividend	7,170	3,930	3,836	6,084

Net income (loss) available for common stockholders	$13,438	$4,207	$(8,946)	$20,854

Basic net income (loss) available for common stockholders per share	$138.84	$70.81	$(3.56)	$8.28
Diluted net income (loss) available for common stockholders per share	$138.84	$70.76	$(3.56)	$7.92
Weighted average shares and equivalents:
Basic	96,789	59,413	2,513,635	2,518,181
Diluted	96,789	59,454	2,513,635	2,632,520
The accompanying notes are an integral part of these consolidated financial statements.

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Dollars in Thousands)

									Accumulated
	Preferred		Common				Stock	Accumulated	Other		Comprehensive
					Paid In	Treasury	Subscription	Earnings	Comprehensive		Income
	Shares	Amount	Shares	Amount	Capital	Stock	Receivable	(Deficit)	Loss	Total	(Loss)

Balance, October 1, 2002	45,000		101,913	$1	$33,614	$	$(1,360)	$6,825	$(17,536)	$21,544

Redemption of stock	(22,500)		(42,500)		(33,614)		—	(892)	—	(34,506)
Accrued interest on shareholder notes							(39)	—	—	(39)
Foreign currency translation adjustment			—	—	—			—	9,079	9,079	$9,079
Unrealized loss on derivative instruments			—	—	—			—	(390)	(390)	(390)
Net minimum pension liability adjustment								—	2,060	2,060	2,060
Net income			—	—	—			20,608	—	20,608	20,608

Comprehensive income			—	—	—			—	—		$31,357

Balance, September 30, 2003	22,500		59,413	1	—	—	(1,399)	26,541	(6,787)	18,356

Net income			—	—	—			8,137	—	8,137	8,137
Accrued interest on shareholder notes							(18)			(18)
Foreign currency translation adjustment									1,688	1,688	1,688
Net minimum pension liability adjustment									4	4	4

Comprehensive income											$9,829

Balance, March 31, 2004	22,500		59,413	$1	$—	$—	$(1,417)	$34,678	$(5,094)	$28,167

Capital contribution	76,168	$1	2,517,999	$25	$101,584	$—	$—	$—	$—	$101,610
Foreign currency translation adjustment			—	—	—			—	(103)	(103)	$(103)
Net loss			—	—	—			(5,110)	—	(5,110)	(5,110)

Comprehensive loss			—	—	—			—	—	—	$(5,213)

Balance, September 30, 2004	76,168	1	2,517,999	25	101,584	—	—	(5,110)	$(103)	$96,397

Vesting of restricted stock					40			—		40
Tax benefit of stock options exercised					100			—		100
Shares issued for exercise of stock options			9,802		129			—		129
Stock subscription receivable							(129)	—		(129)
Dividend on preferred stock					9,789			(9,789)		—
Redemption of preferred stock						(85,954)		—		(85,954)
Common stock repurchased						(5)		—		(5)
Foreign currency translation adjustment					—			—	(871)	(871)	$(871)
Unrealized gain on derivative instruments, net of tax of $215					—			—	(351)	(351)	(351)
Net income					—			26,938	—	26,938	26,938

Comprehensive income					—			—	—		$25,716

Balance, September 30, 2005	76,168	$1	2,527,801	$25	$111,642	$(85,959)	$(129)	$12,039	$(1,325)	$36,294

The accompanying notes are an integral part of these consolidated financial statements.

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	Predecessor		Successor

	Year	Six Months	Six Months	Year
	Ended	Ended	Ended	Ended
	September 30,	March 31,	September 30,	September 30,
	2003	2004	2004	2005

Cash Flows from Operating Activities:
Net income (loss)	$20,608	$8,137	$(5,110)	$26,938
Adjustments to reconcile net income (loss) to cash provided by operating activities —
Depreciation	11,102	5,931	5,020	10,631
Amortization of intangible assets and deferred financing costs	1,775	2,283	7,231	6,145
Inventory purchase accounting adjustment	—	—	17,067	—
Restructuring adjustment	(270)	(1,091)	—	—
Deferred income taxes	(986)	(15)	1,026	5,584
Other, net	356	682	152	646
Changes in assets and liabilities — (net of effects of acquisitions)
Accounts receivable	1,067	(1,113)	(54,060)	(8,080)
Inventories	(443)	(3,464)	(40,657)	(7,814)
Income taxes payable	805	(1,454)	1,574	217
Accounts payable and accrued liabilities	4,620	(3,221)	46,512	11,381
Prepaid and deferred assets	(3,707)	1,065	(4,151)	(142)
Other assets	(2,983)	(432)	(5,020)	(1,137)
Other liabilities	4,756	1,727	23,707	124

Net cash provided by (used for) operating activities	36,700	9,035	(6,709)	44,493

Cash Flows from Investing Activities:
Additions to property, plant and equipment	(9,886)	(5,006)	(4,521)	(6,313)
Cash paid for acquisitions, net of cash	(12,600)	—	(163,287)	—
Other	28	12	43	122

Net cash used by investing activities	(22,458)	(4,994)	(167,765)	(6,191)

Cash Flows from Financing Activities:
Capital infusion	—	—	101,610	—
(Repayment of) proceeds from revolving credit facility	11,650	3,950	(15,600)	—
Repayment of old credit facility	(12,826)	(8,949)	(78,711)	—
Proceeds from new credit facility	—	—	125,000	—
Issuance of senior subordinate notes	15,000
Issuance of Holdco note				54,000
Repayment of new credit facility	—	—	(611)	(1,274)
Repayment of 12.50% senior subordinated notes	—	—	(98,000)	—
Proceeds from 8.25% senior subordinated notes	—	—	175,000	—
Debt issue costs	(3,990)	—	(10,834)	(1,913)
Redemption of common and preferred stock	(34,506)	—	(14,305)	(85,954)
Repayment of capital lease obligations	(224)	(122)	(128)	(269)
Repayment of long term debt	(107)	(119)	(54)	(297)

Net cash provided by (used for) financing activities	(25,003)	(5,240)	197,642	(35,707)

Effect of Exchange Rate on Cash	3,582	(789)	4,556	(251)

Increase (Decrease) in Cash and Cash Equivalents	(7,179)	(1,988)	27,724	2,344
Cash and Cash Equivalents, Beginning of Period	14,480	7,301	—	27,724

Cash and Cash Equivalents, End of Period	$7,301	$5,313	$27,724	$30,068

Non-Cash Investing and Financing Activities:
Plant, property and equipment				$1,352
Preferred stock dividend				9,789
Capital Lease Obligations	$430	$—	$—	$—

Cash Paid For:
Interest	$18,096	$8,862	$6,472	$21,853

Income Taxes	$1,444	$3,254	$1,453	$4,205

The accompanying notes are an integral part of these consolidated financial statements.

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation
      Aearo Technologies Inc. (formerly AC Safety Holding Corp.), a Delaware corporation (“Aearo”), and its wholly owned subsidiaries, (hereafter referred to as “we”, “our”, or the “Company”) manufactures and sells products under the brand names: AOSafety®, E-A-R®, Peltor® and SafeWazetm. These products are sold through three reportable segments, which are Safety Products, Safety Prescription Eyewear and Specialty Composites. The Safety Products segment manufactures and sells hearing protection devices, non-prescription safety eyewear, face shields, reusable and disposable respirators, hard hats and first aid kits under the brand names: AOSafety®, E-A-R®, and Peltor®. The Safety Prescription Eyewear segment manufactures and sells prescription eyewear products that are designed to protect the eyes from the typical hazards encountered in the industrial work environment. The Company’s Safety Prescription Eyewear segment purchases component parts (lenses and the majority of its frames) from various suppliers, grinds and shapes the lenses to the customer’s prescription, and then assembles the glasses using the customer’s choice of frame. The Specialty Composites segment manufactures and sells a wide array of energy-absorbing materials that are incorporated into other manufacturers’ products to control noise, vibration and shock.
      On March 10, 2004, Aearo Corporation entered into a merger agreement (“Merger Agreement”) with Aearo Technologies Inc. and its subsidiary, AC Safety Acquisition Corp. that closed on April 7, 2004 (the “Merger”). Pursuant to the terms of the Merger Agreement, on April 7, 2004 (“Acquisition Date”), AC Safety Acquisition Corp. merged with and into Aearo Corporation with Aearo Corporation surviving the Merger as a wholly-owned subsidiary of Aearo Technologies Inc. Prior to the Merger, Aearo Technologies Inc. did not have any operating activities. The aggregate purchase price was approximately $409.3 million, including fees and expenses. The Merger was financed with approximately $303.7 million of new debt as discussed in Note 6, $3.7 million of assumed debt, $4.3 million of cash and $101.3 million of equity.
      The Merger was a business combination under SFAS No. 141, Business Combinations. Accordingly, the results of operations subsequent to the Acquisition Date are presented on a different basis of accounting than the results of operations prior to the Acquisition Date, and therefore, are not directly comparable. The sale was accounted for as if it had occurred on March 31, 2004, as management determined that results of operations were not significant and no material transactions occurred during the period from April 1, 2004 to April 7, 2004. The periods prior to April 7, 2004 for Aearo Corporation are referred to as predecessor financial statements and the periods after April 7, 2004 for Aearo Technologies Inc. are referred to as successor financial statements.
      The purchase price is allocated to the Company’s net tangible and intangible assets and liabilities based upon estimated fair values as of the date of the Merger. The adjustment made to deferred tax liabilities and goodwill in fiscal 2005 reflect the adjustment of the purchase price allocation to identifiable intangible assets and the related deferred tax liabilities for differences between book and tax bases of those assets as a result of finalizing the book bases of certain assets. The allocation included a $17.1 million fair value adjustment to inventory as of March 31, 2004 which was charged to cost of goods sold during the three month period ended June 30, 2004. The inventory adjustment above was based on the guidance for assigning amounts to inventory in accordance with paragraph 37(c) of SFAS No. 141, which requires inventory to be valued at

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
estimated selling prices less a reasonable profit allowance for the selling effort. The purchase price was allocated as follows (dollars in thousands):

Working capital	$60,376
Fixed assets	55,139
Other assets and liabilities	16,073
Deferred tax liabilities	(41,384)
Finite lived intangible asset	74,104
Indefinite lived intangible assets	114,300
Goodwill	130,736

Purchase price	$409,344

      The following unaudited pro forma financial information is presented as if the Merger had been completed as of the beginning of each period presented. The pro forma amounts include certain adjustments, including increases in depreciation, amortization and interest expense based on the allocation of purchase price to tangible and intangible assets and the issuance of additional debt (dollars in thousands):

	Year Ended
	September 30,	Six Months Ended
	2003	March 31, 2004

Sales	$316,428	$169,579
Income before provision for income taxes	20,930	11,444
Net income	18,296	8,862

2.	Significant Accounting Policies
      The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. All significant intercompany balances and transactions have been eliminated in consolidation. The significant accounting policies of the Company are described below.

Use of Estimates
      The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition and Allowance for Doubtful Accounts
      The Company recognizes revenue when title and risk transfer to the customer, which is generally when the product is shipped to customers. At the time revenue is recognized, certain provisions may also be recorded including pricing discounts and incentives. The Company offers its customers three types of incentive programs: a sales rebate/volume discount program, a marketing incentive program and a co-operative advertising program. The sales rebate/volume discount program is based on achieved volume levels along with growth incentives over the prior year’s sales dollars. Rebate obligations are estimated based on current sales levels and are recorded as a reduction of revenue when sales to the customer make progress towards the required sales level. The marketing incentive program provides qualifying customers that achieve specified volume levels funds to assist the customers with marketing the Company’s products. The funds provided to the qualifying customers are recorded as a reduction of revenue when sales to the customer make

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
progress towards the required sales level. The co-operative advertising program provides funds to specific customers to advertise the Company’s products. The qualifying customers provide specific documentation of the advertising to the Company to assure that the benefit received is comparable to other arms length advertising expenditures undertaken by the Company. The amount of co-operative advertising charged to selling and administrative expenses for the years ended September 30, 2003, 2004 and 2005 were $1.7 million, $1.9 million and $2.6 million, respectively.
      An allowance for doubtful accounts is generally recorded based on a percentage of aged receivables. However, management judgment is involved with the final determination of the allowance based on several factors including specific analysis of a customer’s credit worthiness, historical bad debt experience, changes in payment history and general economic and market trends.

Advertising
      The Company expenses the costs of advertising as incurred. These expenses, including co-operative advertising, were approximately $7.3 million, $4.3 million, $4.9 million and $10.9 million for the years ended September 30, 2003, the six months ended March 31, 2004 and September 30, 2004 and the year ended September 30, 2005, respectively.

Cost of Goods Sold
      Cost of goods sold includes all costs to manufacture the Company’s products including raw materials, which include inbound freight and import duties, direct labor, plant supervision, maintenance labor and parts, quality control, receiving, purchasing, production planning, manufacturing supplies, scrap, rework, utilities, depreciation, property taxes, sales and use taxes and insurance.

Selling and Administrative Expenses
      Selling and administrative expenses include salaries and benefits for selling, marketing, customer service, finance and human resources personnel, direct marketing expenses, trade show expenses, commissions, selling expenses, bad debts, advertising, travel and entertainment, office supplies, recruiting, relocation, legal expenses, accounting fees, consulting and warehousing and logistics expenses incurred after the point of manufacture.

Cash Equivalents
      The Company considers all time deposits and short-term investments with an original maturity of three months or less to be cash equivalents. Substantially all cash is on hand with one bank.

Marketable Securities
      The Company has acquired certain investment securities for the purpose of funding its obligations under deferred compensation plans. The Company’s investments in marketable securities are classified as trading securities and are carried at fair value under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The investments are included in other assets in the consolidated balance sheet.

Foreign Currency Translation and Transactions

Foreign Currency Translation:
      Assets and liabilities of the Company’s foreign subsidiaries are translated at period-end exchange rates. Income and expenses are translated at the approximate average exchange rate during the period. Foreign currency translation adjustments are recorded as a separate component of stockholders’ equity.

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Foreign Currency Transactions:
      Foreign currency gains and losses arising from transactions by any of the Company’s subsidiaries are reflected in net income (loss). For the year ended September 30, 2003 the accompanying consolidated statements of operations include approximately $0.3 million of transaction gains included in other charges (income), net. For each of the six month periods ended March 31, 2004 and September 30, 2004 the accompanying consolidated statements of operations include approximately $0.3 million, and $0.2 million, respectively, of transaction losses included in other charges (income), net. For the year ended September 30, 2005 the accompanying consolidated statements of operations included a minimal amount of transaction gains in other charges (income), net.
      To mitigate the effects of changes in foreign currency rates on operating results related to trade accounts receivable and trade accounts payable denominated in foreign currencies, the Company enters into forward foreign currency contracts. Gains and losses related to contracts designated as hedges of trade accounts receivable and trade accounts payable denominated in foreign currencies are accrued as exchange rates change and are recognized in the accompanying consolidated statements of operations as transaction (gains) and losses and included in other charges (income), net. As of September 30, 2004 and 2005, relative to these exposures, the Company had forward foreign currency contracts open in the following amounts:

	September 30, 2004		September 30, 2005

	Amount		Amount
Currency	(000s)	Contract Position	(000s)	Contract Position

British Pound	$1,036	Sell	$2,778	Buy
Canadian Dollar	260	Sell	348	Sell
Norwegian Krona	2,648	Sell	8,780	Sell
Swedish Krona	73,125	Buy	121,140	Buy
Swiss Franc	54	Sell	—	—
Euro	7,750	Sell	9,272	Sell
Danish Krona	3,599	Sell	3,572	Sell
      As of September 30, 2004 and 2005, the Company had less than $0.1 million and $0.3 million of unrealized losses in other charges (income) associated with the above forward foreign currency contract commitments, respectively.
      In addition, the Company enters into forward foreign currency contracts to hedge a portion of anticipated sales denominated in Euro and Canadian Dollar to mitigate the impact of the effects of changes in foreign currency rates on operating results related to cash flows from foreign operations. Gains and losses on these derivative hedge contracts are deferred in other comprehensive income and recognized as an adjustment to the other charges (income), net when contracts settle. For the year ended September 30, 2003 the accompanying consolidated statements of operations include approximately $0.6 million of transaction losses included in other charges (income), net. For each of the six month periods ended March 31, 2004 and September 30, 2004 the accompanying consolidated statements of operations include approximately $0.3 million, and $0.2 million, respectively, of transaction losses included in other charges (income), net. For the year ended September 30, 2005 the accompanying consolidated statements of operations included no transaction gains or losses in other charges (income), net.
      There were thirty six open forward foreign currency contracts to hedge anticipated revenues and costs as of September 30, 2005. The Company does not enter into forward foreign contracts for trading purposes.

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Inventories
      Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out (FIFO) method. Our excess and obsolete reserves are determined by historical sales data and, in the case of new products, by future demand forecasts.

Property, Plant and Equipment
      Property, plant and equipment is recorded at cost. Depreciation of property, plant and equipment is calculated using the straight-line method based on estimated economic useful lives. Expenditures for maintenance and repairs and minor renewals are charged to expense. Expenses for maintenance and repairs totaled approximately $2.4 million for the year ended September 30, 2003, $1.2 million and $1.3 million for each of the six month periods ended March 31, 2004 and September 30, 2004, respectively, and $2.8 million for the year ended September 30, 2005.
      Property, plant, equipment, and the related estimated useful lives are as follows:

Asset Classification	Estimated Useful Life

Buildings	25-40 years
Leasehold improvements	2-15 years
Machinery and equipment	3-10 years
Furniture and fixtures	3-10 years
      Upon the sale or retirement of assets, the cost and related accumulated depreciation are removed from the consolidated financial statements, and any resultant gain or loss is recognized.

Income Taxes
      Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using currently enacted tax rates.

Research and Technical Services
      The Company engages in research and development through the normal course of its business and expenses all costs as incurred to its statement of operations.

Goodwill and Intangible Assets
      Under the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and intangible assets that have indefinite useful lives are not amortized but are tested at least annually for impairment. Intangible assets that have finite useful lives are amortized over their useful lives and reviewed for impairment at each reporting date. The following presents a summary of goodwill and intangible assets at September 30, 2004 and 2005 (dollars in thousands):

	Gross	Accumulated		Carrying
September 30, 2004	Amount	Amortization	Additions	Amount

Trademarks	$114,300	$—	$—	$114,300
Customer Relationship List	73,000	(2,433)	—	70,567
Patents	719	(122)	82	679
Other	385	(76)	—	309

Total Intangibles	$188,404	$(2,631)	$82	$185,855

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Gross	Accumulated		Carrying
September 30, 2005	Amount	Amortization	Additions	Amount

Trademarks	$114,300	$—	$—	$114,300
Customer Relationship List	73,000	(7,299)	—	65,701
Patents	801	(377)	162	586
Other	385	(185)	—	200

Total Intangibles	$188,486	$(7,861)	$162	$180,787

      The weighted average life of patents is 4 years, non-compete agreements and other is 5 years and customer relationships is 15 years. Trademarks have indefinite lives.

Estimate of Aggregate Amortization Expense

Year ending September 30, 2006	$5,121
Year ending September 30, 2007	5,010
Year ending September 30, 2008	4,900
Year ending September 30, 2009	4,910
Year ending September 30, 2010	4,902
      The following presents the changes in the carrying amount of goodwill for the six month period ended September 30, 2004 and the year ended September 30, 2005 (dollars in thousands):

	Six Months	Year
	Ended	Ended
	September 30,	September 30,
	2004	2005

Beginning balance	$—	$148,050
Merger transaction	147,445	(16,709)
Reversal of deferred income tax valuation allowance	—	(7,549)
Translation adjustment	605	(1,601)

Ending balance	$148,050	$122,191

      Of the goodwill resulting from the Merger, $6.8 million is deductible for tax purposes as a result of carryover tax basis and the remaining amount is not deductible for tax purposes.

Impairment
      The Company accounts for long-lived and certain intangible assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and SFAS No. 142. The Company continually reviews its long-lived tangible and intangible assets for events or changes in circumstances that might indicate the carrying amount of the assets may not be recoverable. The Company assesses the recoverability of the assets by determining whether the amortization of such assets over their remaining lives can be recovered through projected undiscounted future cash flows. The amount of impairment, if any, is measured based on projected discounted future cash flows using a discount rate reflecting the Company’s average cost of funds. During the year ended September 30, 2003, as a result of normal product/equipment obsolescence and productivity or capacity enhancement projects, the Company wrote off approximately $0.3 million of manufacturing assets. During each of the six month periods ended March 31, 2004 and September 30, 2004, the Company wrote off $0.1 million of manufacturing assets, respectively. During the year ended September 30, 2005, the Company wrote off $0.5 million of manufacturing assets.

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred Financing Costs
      Deferred financing costs are stated at cost as a component of other assets and amortized over the life of the related debt. Amortization of deferred financing costs is included in interest expense and aggregated $1.4 million for the year ended September 30, 2003. Deferred financing amortization was approximately $1.9 million and $0.7 million for each of the six month periods ended March 31, 2004 and September 30, 2004, respectively. In addition, the six month periods ended September 30, 2004 included approximately $3.9 million of interest expense for the write-off of deferred financing costs related to the Senior Bank Facility and the 12.50% Notes. Deferred financing amortization was approximately $1.1 million for the year ended September 30, 2005.

Fair Value of Financial Instruments
      In accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments, the Company has determined the estimated fair value of its financial instruments using appropriate market information and valuation methodologies. Considerable judgment is required to develop the estimates of fair value; thus, the estimates are not necessarily indicative of the amounts that could be realized in a current market exchange. The Company’s financial instruments consist of a combination of cash and cash equivalents, accounts receivable, accounts payable, Senior Subordinated Notes, bank debt (including Term Loans, the Revolving Credit Facility and other debt) and interest rate instruments. The carrying value of these assets and liabilities is a reasonable estimate of their fair value at September 30, 2004 and 2005.
      The Company had approximately $30.5 million of variable rate debt protected under an interest rate cap arrangement at a strike price of 1.13% LIBOR, which expired December 31, 2004. The approximate fair value of the cap at September 30, 2004 was $0.1 million. The Company had not elected hedge accounting treatment for the interest rate cap as defined under SFAS No. 133 and, as a result, fair value adjustments were charged directly to other charges (income), net. No amounts were recorded to income or expense related to the interest rate cap for the six months ended March 31, 2004, approximately $0.1 million was recorded as income during the six months ended September 30, 2004 and no amounts were recorded to income or expense for the year ended September 30, 2005.
      The Company also uses financial instruments in the form of forward foreign currency contracts. Current market prices were used to estimate the fair value of the forward foreign currency contracts. The fair value of these financial instruments was $0.4 million loss net of a tax benefit of $0.2 million.
      The future value of the forward foreign currency contracts and the related currency positions are subject to offsetting market risk resulting from foreign currency exchange rate volatility. The counter-parties to these contracts are substantial and creditworthy financial institutions. Neither the risks of counter-party non-performance nor the economic consequences of counter-party non-performance associated with these contracts are considered by the Company to be material.

Accounting for Stock-based Compensation
      The Company accounts for stock-based compensation under the recognition and measurement principles of Accounting Principals Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation expense for stock options has been recognized as all options granted had an exercise price equal to or above the price of the underlying common stock. The Company does recognize compensation expense related to restricted stock awards and amortizes the expense over the vesting period based on the estimated value of the stock at the date of grant.

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table illustrates the effect on net income (loss) if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, to stock-based employee compensation (dollars in thousands):

	Predecessor		Successor

		Six Months Ended
	Year Ended			Year Ended
	September 30,	March 31,	September 30,	September 30,
	2003	2004	2004	2005

Net income (loss) available for common stockholders as reported	$13,438	$4,207	$(8,946)	$20,854
Stock-based compensation expense recorded under APB No. 25, net of tax	—	—	—	—
Stock-based compensation expense determined under fair value based method, net of tax	(147)	(67)	(26)	(82)

Pro forma net income (loss) available for common stockholders	$13,291	$4,140	$(8,972)	$20,772

Pro forma net income (loss) available for common stockholders per share:
Basic	$138.84	$70.81	$(3.56)	$8.28
Diluted	$138.84	$70.81	$(3.56)	$8.07
      The fair value of each option grant was estimated on the grant date using the Black-Scholes pricing model with the following weighted average assumptions:

	Predecessor		Successor

		Six Months Ended
	Year Ended			Year Ended
	September 30,	March 31,	September 30,	September 30,
	2003	2004	2004	2005

Risk-free interest rate	4.71%	4.35%	4.08%	4.09%
Expected life of options granted	10 years	10 years	9.6 years	8.5 years
Expected volatility of underlying stock	0%	0%	0%	0%
Dividend yield	0%	0%	0%	0%

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net Income (Loss) Available for Common Stockholders Per Share
      Net income (loss) available for common stockholders per share is based on the weighted average number of shares outstanding during the period. The following table is a reconciliation of the common shares for the basic and diluted per share computations:

	Predecessor		Successor

	Year	Six Months	Six Months	Year
	Ended	Ended	Ended	Ended
	September 30,	March 31,	September 30,	September 30,
	2003	2004	2004	2005

Weighted-average common shares outstanding, basic	96,789	59,413	2,513,635	2,518,181
Effect of dilutive employee stock options	—	—	—	151,565

Weighted-average common shares outstanding, diluted	96,789	59,454	2,513,635	2,632,520

      Employee stock options of 11,923, 11,923, 525,585 and 176,550 are not included in the calculation of diluted earnings per share due to their anti-dilutive impact for the year ended September 30, 2003, the six months ended March 31, 2004, the six months ended September 30, 2004 and the year ended September 30, 2005, respectively.

Shipping and Handling Costs
      Shipping and handling costs include payments to third parties for the delivery of products to customers, as well as internal salaries and overhead costs incurred to store, move and prepare finished products for shipment. Shipping and handling costs are included with selling and administrative expenses in the accompanying consolidated statement of operations and totaled $18.3 million for the year ended September 30, 2003 and $9.6 million for the six month periods ended March 31, 2004 and September 30, 2004, respectively and $22.0 million for the year ended September 30, 2005. The Company recovers a portion of its shipping and handling costs from its customers and records this recovery in net sales.
      The Company’s gross profit may not be comparable to the gross profit of other entities who record shipping and handling expenses as a component of cost of sales.

Accounting for Derivative Instruments and Hedging Activities
      The Company accounts for derivatives in accordance with the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted. SFAS No. 133 requires that every derivative instrument be recorded in the consolidated balance sheet as either an asset or a liability measured at its fair value.
      The Company has formally documented its hedging relationships, including identification of the hedging instruments and the hedge items, as well as its risk management objectives and strategies for undertaking each hedge transaction. From time to time, the Company enters into forward foreign currency contracts to mitigate the effects of changes in foreign currency rates on profitability and enters into interest rate derivative agreements to hedge its variable interest rate risk. These derivatives are cash flow hedges as defined by SFAS No. 133. For all qualifying and highly effective cash flow hedges, the changes in the fair value of the derivatives are recorded in other comprehensive income (loss). Amounts accumulated in other comprehensive income (loss) will be reclassified as earnings when the related product sales affect earnings for forward foreign currency contracts or when related interest payments affect earnings for interest rate derivatives. At September 30, 2003 the Company had Canadian Dollar forward foreign currency contracts and no interest

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
rate derivatives as defined under SFAS No. 133. For the year ended September 30, 2003, the Company reclassified into earnings net losses of $2.0 million, resulting from the exercise of forward foreign currency contracts for cash flow hedges. For the six month periods ended March 31, 2004 and September 30, 2004, the Company reclassified into earnings net losses of $0.5 million and $0.3 million, respectively, resulting from the exercise of forward foreign currency contracts. All forward foreign currency contracts were determined to be highly effective whereby no ineffectiveness was recorded in earnings. For the year ended September 30, 2005, the Company did not enter into any forward foreign currency contracts for cash flow hedges.
      The Company entered into an interest rate collar arrangement in October 2001 to protect $25.0 million of the outstanding variable rate term loan debt from future interest rate volatility through September 30, 2003. The collar floor was set at 2% LIBOR (London Interbank Offering Rate) and capped at 6.25% LIBOR. The collar was not designated as a hedge under SFAS No. 133, and accordingly, the fair value gains or losses were charged to earnings. Approximately $0.2 million was expensed during the fiscal year ended September 30, 2003.
      The Company had approximately $30.5 million of variable rate debt protected under an interest rate cap arrangement at a strike price of 1.13% LIBOR, which expired December 31, 2004. The approximate fair value of the cap at September 30, 2004 was $0.1 million. The Company had not elected hedge accounting treatment for the interest rate cap as defined under SFAS No. 133 and, as a result, fair value adjustments were charged directly to other charges (income), net. No amounts were recorded to income or expense related to the interest rate cap for the six months ended March 31, 2004, approximately $0.1 million was recorded as income during the six months ended September 30, 2004 and no amounts were recorded to income or expense for the year ended September 30, 2005.
      The Company also executes forward foreign currency contracts for up to 30 day terms to protect against the adverse effects that exchange rate fluctuations may have on the foreign-currency-denominated trade activities (receivables, payables and cash) of foreign subsidiaries. These contracts have not been designated as hedges under SFAS No. 133, and accordingly, the gains and losses on both the derivative and foreign-currency-denominated trade activities are recorded as transaction adjustments in current earnings. For the year ended September 30, 2003 the impact on earnings for trade activities was a net gain of $0.3 million. For the six months ended March 31, 2004 and September 30, 2004, the impacts on earnings for trade activities were a net loss of $0.4 million and $0.1 million, respectively. For the year ended September 30, 2005 there was no impact on earnings for trade activities.
      On June 30, 2005, the FASB issued Derivatives Implementation Group (“DIG”) B39, “Application of Paragraph 13(b) to Call Options That are Exercisable Only by the Debtor”, which provides an explicit scope exception to the provisions of paragraph 13(b) of SFAS No. 133 when the right to accelerate a repayment can only be exercise by the debtor (issuer/borrower). The Company adopted DIG B39 on April 1, 2005. Prior to the adoption of DIG B39, the Company determined under the provisions of DIG B16, “Calls and Puts in Debt Instruments”, that the embedded call option in the Company’s Senior Subordinated Notes was not clearly and closely related to the debt host contract, and therefore, required bifurcation. The carrying values of the derivative asset and liability were $2.0 million at September 30, 2004. Prior to the adoption of DIG B39, the Company had recorded $0.2 million loss in other (income) charges, net for the mark to market revaluation of the embedded call option and $0.2 million for the reduction of interest due to the amortization of the corresponding liability during 2005. Upon the adoption of DIG B39, the Company reversed a derivative asset of approximately $1.8 million and the corresponding liability that was previously recorded.

New Accounting Pronouncements
      In December 2004, the FASB enacted SFAS No. 123R, Share-Based Payment, which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires the measurement of all employee share-based payments

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our results of operations. The accounting provisions of SFAS No. 123R will be adopted by the Company beginning on October 1, 2005. The Company anticipates that this will impact net income by approximately $0.1 million.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, (SFAS 154). SFAS 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS 154 also provides that a correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors beginning October 1, 2005. The Company does not expect that the adoption of SFAS 154 will have a material impact on our consolidated financial position or results of operations.
      In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This statement is effective October 1, 2005. The Company has determined that the effect of SFAS No. 151 on its financial position, results of operations and cash flows will be minimal.

3.	Other Comprehensive Income
      The following table presents the reclassification amounts related to unrealized holding gains and losses presented in the statement of stockholders’ equity for the year ended September 30, 2003, the six month periods ended March 31, 2004 and September 30, 2004, and the year ended September 30, 2005.

	Predecessor		Successor

		Six Months Ended
	Year Ended			Year Ended
	September 30,	March 31,	September 30,	September 30,
	2003	2004	2004	2005

Unrealized holding losses on derivatives during the period	$(2,395)	$(522)	$(248)	$(351)
Less: reclassification adjustment for gains (losses) included in the statement of operations	(2,005)	(522)	(248)	—

Total	$(390)	$—	$—	$(351)

4.	Inventories
      Inventories consisted of the following at September 30 (dollars in thousands):

	2004	2005

Raw materials	$9,302	$10,816
Work in process	12,087	11,249
Finished goods	19,460	26,067

Total	$40,849	$48,132

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Property, Plant and Equipment
      Property, plant and equipment consisted of the following at September 30 (dollars in thousands):

	2004	2005

Land	$2,483	$2,464
Building and improvements	15,803	18,361
Machinery and equipment	28,686	32,358
Furniture and fixtures	5,714	5,246
Construction in progress	7,084	7,665

Gross property, plant and equipment	59,770	66,094
Less — accumulated depreciation	5,020	15,650

Net property, plant and equipment	$54,750	$50,444

6.	Accounts Payable and Accrued Liabilities
      Accounts payable and accrued liabilities consisted of the following at September 30 (dollars in thousands):

	2004	2005

Accounts payable — trade	$20,971	$27,324
Accrued liabilities:
Employee compensation and benefits	13,239	15,835
Rebate and commissions	5,412	7,597
Other	7,108	7,876

Accounts payable and accrued liabilities	$46,730	$58,632

7.	Debt
      The long-term debt consisted of the following at September 30 (dollars in thousands):

	2004	2005

Term loans, due 2011	126,045	123,187
8.25% Notes, due 2012	175,000	175,000
12% Holdco Notes, due 2013	—	54,000
Mortgage note, due 2006	2,000	1,905
Other	1,436	965

Sub-total long term debt	304,481	355,057
Less — current portion	1,639	3,432

Total long term debt	$302,842	$351,625

Debt

Credit Facility
      Our wholly owned subsidiary’s, Aearo Company I (“ACI”), debt structure includes up to an aggregate of $175.0 million under its Credit Agreement with various banks comprised of (i) a secured term loan facility

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
consisting of loans providing for up to $125.0 million of term loans (collectively the “Term Loans”) with a portion of the Term Loans denominated in Euros, (ii) a secured revolving credit facility (“Revolving Credit Facility”) providing for up to $50.0 million of revolving loans for general corporate purposes, and (iii) effective April 28, 2005, an uncommitted incremental term loan facility of up to $75.0 million for acquisitions (collectively, the “Senior Bank Facilities”). The amounts outstanding on the Term Loans and Revolving Credit Facility at September 30, 2005, were approximately $123.2 and $0 million, respectively. The Revolving Credit Facility provides for the issuance of letters of credit in an aggregate face amount of up to $15.0 million. ACI had approximately $1.4 million and $1.6 million of letters of credit outstanding at September 30, 2004 and September 30, 2005, respectively. The Term Loans amortize and interest is paid quarterly over a seven-year period. Amounts repaid or prepaid in respect of the Term Loans may not be re-borrowed. Loans and letters of credit under the Revolving Credit Facility will be available until the Revolving Loan Maturity Date, which is April 7, 2010.
      On April 28, 2005, ACI amended its Credit Agreement, dated as of April 7, 2004, among Aearo Technologies Inc. and Aearo Corporation as guarantors, the other guarantors named therein, various lenders, Bear Stearns Corporate Lending Inc., as Syndication Agent, National City Bank of Indiana and Wells Fargo Bank, N.A. as Co-Documentation Agents and Deutsche Bank AG, New York Branch, as Administrative Agent. The amendment, among other things, allowed ACI to make, prior to September 30, 2005, up to $35.0 million of cash distributions to Aearo Technologies, Inc. to redeem, pro rata, outstanding preferred shares and to pay accrued dividends on the preferred shares. In addition, the amendment permits Aearo Corporation to issue and sell up to $100.0 million of notes over time for the purpose of redeeming outstanding preferred shares and to pay accrued dividends on the preferred shares as well as to pay cash dividends. On May 7, 2005, ACI distributed $35.0 million to Aearo Corporation which, in turn, distributed $35.0 million to Aearo Technologies Inc., which was used to make a partial redemption of its preferred stock.
      Proceeds of loans made under the uncommitted term loan facilities may be drawn from time to time and used to finance permitted acquisitions (or to refinance outstanding revolving loans used to finance permitted acquisitions). Amounts drawn under the incremental term loan facilities will comprise new tranches under the term loan and/or one or more increases to the existing tranche under the term loan, in minimum incremental amounts of $10.0 million and up to a maximum of $75.0 million. The final maturity date of any incremental term loan will be no earlier than the term loan maturity date. The weighted average life to maturity for any incremental term loan will be no shorter than the weighted average life to maturity for the term loan. The covenants in respect of, and the prepayments provisions applicable to, each incremental term loan facility will be the same as those in respect of and applicable to the term loan.
      At ACI’s option, the interest rates per annum applicable to the Senior Bank Facilities are either (a) an adjusted rate based on LIBOR plus a margin of 2.75% in the case of New Term Loans and revolving loans or (b) the Base Rate, as defined, plus a margin of 1.75% in the case of New Term Loans and revolving loans. The Base Rate is the higher of (i) the rate which is 1/2 of 1% in excess of the overnight Federal Funds Rate and (ii) the Prime Lending Rate. ACI must pay certain fees in connection with the Senior Bank Facilities, including a commitment fee ranging from 0.375% to 0.50% on the undrawn portion of the commitments in respect of the Revolving Credit Facility based upon ACI’s leverage ratio, and a 0.25% facing fee relating to the issuance of letters of credit. Effective December 31, 2004, ACI received a 0.25% reduction in the interest rate paid on its Term Loans for meeting certain financial covenants.
      Under the terms of the Senior Bank Facilities, ACI is required to comply with a number of affirmative and negative covenants. Among other restrictions, ACI must satisfy certain financial covenants and ratios, including interest coverage ratios, leverage ratios, and limits on the amount of permitted capital acquisitions. The Senior Bank Facilities also impose limitations on certain business activities of ACI. The Senior Bank Facilities restrict, among other things, the incurrence of additional indebtedness, creation of certain liens, the payment of dividends on ACI’s common stock, sales of certain assets and limitations on transactions with

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
affiliates. As of September 30, 2005, ACI was in compliance with the covenants of the Senior Bank Facilities. The Senior Bank Facilities are unconditionally guaranteed by ACI and secured by first priority security interests in substantially all the capital stock and tangible and intangible assets of ACI.
      At September 30, 2005, the total balance outstanding of the Term Loans was $123.2 million and interest rates were 6.6% for the U.S. Dollar Term Loan ($73.9 million US dollars outstanding at September 30, 2005) and 4.6% for the Euro Term Loan (41.0 million Euro outstanding at September 30, 2005). For the year ended September 30, 2005, the weighted average interest rate paid on Term Loans was 5.4% for US dollar denominated debt and 4.7% for Euro denominated debt.
      No amounts were outstanding on the Revolving Credit Facility at September 30, 2005 at any time during the year ended September 30, 2005. At September 30, 2005, approximately $48.4 million was available for additional borrowing.
      At September 30, 2004, outstanding Term Loans were $126.0 million and interest rates were 4.7% for the U.S. Dollar Term Loan ($74.6 million US dollars outstanding at September 30, 2004) and 4.9% for the Euro Term Loan (41.4 million Euro outstanding at September 30, 2004). For the six months ended September 30, 2004, the weighted average interest rate paid on Term Loans was 4.3% for US dollar denominated debt and 4.9% for Euro denominated debt.
      No amounts were outstanding on the Revolving Credit Facility at September 30, 2004. For the year six months ended September 30, 2004, the maximum amount outstanding was $9.3 million outstanding on the Revolving Credit Facility. The weighted average interest rate on the Revolver Credit Facility was 5.7%. At September 30, 2004, approximately $48.6 million was available for additional borrowing.

Senior Subordinated Notes
      On April 7, 2004, in connection with the Merger, ACI issued $175.0 million aggregate principal amount of senior subordinated notes due 2012 (the “8.25% Notes”). The 8.25% Notes bear interest at 8.25% per annum with interest is paid semiannually each April 15 and October 15.
      The terms of the 8.25% Notes contain three separate redemptions. The first redemption, referred to as the “Redemption at Specified Prices”, provides for redemption at ACI’s option, at any time on or after April 15, 2008, in whole or in part, at various redemption prices declining from 104.125% of the principal amount to par on and after April 15, 2010. The second redemption, referred to as the “Make Whole Premium”, provides for redemption, at ACI’s option, at any time prior to April 15, 2008, at a redemption price equal to the principal amount plus accrued interest plus the “Make Whole Amount”. The Make Whole Amount is defined as an amount equal to the present value of (1) the redemption price at April 15, 2008, plus (2) the remaining interest payments to April 15, 2008, computed using a discount rate equal to the “Treasury Rate” plus 50 basis points. The Treasury Rate is defined as the yield to maturity of U.S. Treasury Securities with a constant maturity most nearly equal to the period from the date of redemption to April 15, 2008. The third redemption, referred to as the “Redemption upon Equity Offering”, provides for redemption, at ACI’s option, on or prior to April 15, 2007, from the net cash proceeds of one or more equity offerings to redeem up to 35% of the principal amount outstanding on the 8.25% Notes, at a redemption price equal to 108.25%.
      The 8.25% Notes indenture contains affirmative and negative covenants and restrictions. As of September 30, 2005, ACI was in compliance with the covenants of the indenture. The 8.25% Notes are unconditionally guaranteed on an unsecured senior subordinated basis by ACI’s domestic subsidiaries.

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12% Notes
      On August 3, 2005, in connection with the redemption of all outstanding preferred stock, the Company issued $54.0 million aggregate principal amount of holding company notes due 2013 (the “12% Notes”). The 12% Notes bear interest at 12.0% per annum with interest being capitalized quarterly and added to the current accretion amount of the 12% Notes for the first four years. After August 1, 2009, interest will be payable in cash quarterly. Interest accretion and payment dates are February 1, May 1, August 1 and November 1 of each year.
      At any time prior to the first anniversary of the initial issue date, the Company may redeem all or part of the 12% Notes at a redemption price of 106.0% of the current accretion amount of the 12% Notes. The 12% Notes may be redeemed during the twelve-month period beginning on the anniversary of the initial issuance date occurring in 2006 at 106.0%, in 2007 at 104.0% in 2008 at 102.0% and 2009 and thereafter at 100.0%.
      The 12% Notes indenture contains affirmative and negative covenants and restrictions similar to those required under the terms of the Senior Bank Facility and Senior Subordinated Notes discussed above. In addition, if ACI were to default on either the Credit Agreement or the 8.25% Notes, the Company would be in default of the 12% Notes. As of September 30, 2005, the Company was in compliance with the covenants of the 12% Notes indenture.

Maturities
      As of September 30, 2005, the scheduled maturity of indebtedness for each of the next five years and thereafter is as follows (dollars in thousands):

Amount

2006	$3,432
2007	1,578
2008	1,510
2009	1,354
2010	1,250
Thereafter	345,933

$355,057

      ACI is permitted under the Credit Agreement to pay dividends to its parent, Aearo Corporation, for the purposes of paying cash interest, when due, on its indebtedness if certain conditions are met, and to pay up to $1.0 million per fiscal year for expenses in the ordinary course of business. In 2006, there is no cash interest due on Aearo Corporation’s indebtedness; accordingly ACI will be prohibited from paying dividends, other than for ordinary course expenses, unless a consent or waiver of the Credit Agreement is obtained.

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Employee Benefit Plans
      The Company maintains a noncontributory defined benefit cash balance pension plan. Benefits provided under the plan are primarily based on years of service and the employee’s compensation.
      The following represents information summarizing the Company’s defined benefit cash balance pension plan based on valuation dates of September 30, 2003, March 31, 2004, September 30, 2004, and September 30, 2005 (dollars in thousands):

	Predecessor		Successor

		Six Months Ended
	Year Ended			Year Ended
	September 30,	March 31,	September 30,	September 30,
	2003	2004	2004	2005

Component of net periodic benefit cost
Service cost	$1,510	$670	$670	$1,457
Interest cost	833	371	402	824
Expected return on plan assets	(672)	(332)	(363)	(736)
Unrecognized prior service cost	9	—	—	—
Recognized actuarial gain	63	4	—	—

Net periodic benefit cost	$1,743	$713	$709	$1,545

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Predecessor	Successor

	Six Months	Six Months	Year
	Ended	Ended	Ended
	March 31,	September 30,	September 30,
	2004	2004	2005

Change in benefit obligation
Benefit obligation at beginning of period	$13,031	$13,684	$14,232
Service cost	670	670	1,457
Interest cost	371	402	824
Benefits paid	(337)	(581)	(839)
Actuarial (gain) loss	(51)	57	646

Benefit obligation at end of period	$13,684	$14,232	$16,320

Change in plan assets
Fair value of plan assets at beginning of period	$8,931	$9,299	$9,651
Actual return on plan assets	705	(95)	701
Employer contributions	—	1,028	1,800
Benefits paid	(337)	(581)	(839)

Fair value of plan assets at end of period	$9,299	$9,651	$11,313

Reconciliation of funded status
Funded status	$(4,385)	$(4,581)	$(5,007)
Unrecognized prior service cost	—	—	—
Unrecognized actuarial loss	—	514	1,195

Net amount recognized	$(4,385)	$(4,067)	$(3,812)

Amounts recognized in statement of financial position
Accrued benefit liability	$(4,385)	$(4,067)	$(3,812)

	Six Months	Year
	Ended	Ended
	September 30,	September 30,
	2004	2005

Additional information for pension plans with accumulated benefit obligations in excess of plan assets
Projected benefit obligation	$14,232	$16,320
Accumulated benefit obligation	13,464	15,299
Fair value of plan assets	9,651	11,313
      The weighted average assumptions used in determining net periodic benefit cost and the projected benefit obligation were as follows:

	2004	2005

Discount rate	6.00%	5.50%
Expected long term rate of return of plan assets	8.00%	8.00%
Rate of compensation increase	4.00%	4.00%
      To develop the expected long-term rate of return on assets assumption, the Company considered historical returns and future expectations for returns for each asset class, as well as the target asset allocation

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
of the pension portfolio. Based on Actuarial Standard of Practice No. 27 and interpretation of this standard, the FAS 87 long-term rate of return on asset assumption must fall within a “best estimate range” — that is, a range of returns within which the actual return is more likely than not to fall. This “best estimate range” equates to a 20-year compound average return derived using the outside actuarial firms’ proprietary Portfolio Return calculator (PRC), reflecting the asset allocation of the trust with appropriate adjustments for investment, trading, management and administrative expenses that are paid from the trust. For purposes of determining the 25th to 75th percentile range, the PRC uses the outside actuarial firms’ capital market assumptions with respect to each class to develop the probability distribution of returns. The independently developed rate of 8.00% falls within the 25th and 75th percentiles of 4.96% and 8.61%, respectively. Over the 12 year period ended September 30, 2005, the returns on the portfolio, assuming it was invested at the current target asset allocation in prior periods, would have been a compound annual average return of 9.1%. Considering this information and the potential for lower future returns due to the generally lower interest rate environment, the Company selected an 8.00% long-term rate of return asset assumption.
      The weighted average asset allocations at September 30, 2004, and 2005, by asset category, were as follows:

	2004	2005

U.S. equity securities	62%	62%
U.S. fixed income securities	37%	38%
Cash and cash equivalents	1%	0%

	100%	100%

      The Company has a benefits committee that is responsible for managing the operations and administration of all benefit plans and related trusts (the “Benefits Committee”). The Benefits Committee has an investment policy for the pension plan assets that establishes target asset allocations for the above asset classes as follows: U.S. equity securities 60%, U.S. fixed income securities 40%. The target asset allocation percentages were developed to manage the net impact of asset and liability changes over time consistent with the Company’s funding, accounting and benefit policies. The Benefits Committee’s goal with respect to the asset allocation percentage is to identify a mix of assets offering the highest expected return for a given correlation to the pension plan liabilities. The Benefits Committee periodically reviews mismatches between the duration of the fixed income portfolio and the related liabilities. The Benefits Committee is committed to diversification to reduce the risk of large losses. From time to time, the Benefits Committee will engage a specialist to evaluate if the target asset allocation percentages should be rebalanced.
      The Company expects to contribute $1.5 million into its cash balance plan in fiscal 2006.
      The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (dollars in thousands):

Fiscal year 2006	$1,047
Fiscal year 2007	561
Fiscal year 2008	753
Fiscal year 2009	1,070
Fiscal year 2010	1,001
Fiscal year 2011 – 2015	7,108
      In addition, the Company has an unfunded, noncontributory defined benefit pension plan, the Aearo Company Supplemental Executive Retirement Plan (the SERP Plan), which is also a cash balance plan. The SERP Plan, effective January 1, 1994, covers certain employees in the United States. The costs to the Company for the SERP Plan were $0.1 million for the year ended September 30, 2003, a minimal amount

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and $0.1 million for the six month periods ended March 31, 2004 and September 30, 2004, respectively, and $0.1 million for the year ended September 30, 2005. The aggregate liability for the SERP Plan was $1.0 million and $1.1 million for the years ended September 30, 2004 and September 30, 2005 respectively.
      A 401(k) plan, the Aearo Company Employees’ 401(k) Savings Plan, was established as of May 1, 1990. Employees normally scheduled to work a minimum of 1,000 hours per year can join the plan immediately and may contribute up to 60% of their compensation. The Company contributes amounts equal to 50% of the employee’s contribution to a maximum of 3% of the employee’s pay. The costs to the Company for this Plan was $0.9 million for the year ended September 30, 2003, $0.4 million and $0.5 million for the six month periods ended March 31, 2004 and September 30, 2004, respectively, and $1.0 million for the year end September 30, 2005.
      The Company has a deferred compensation plan that allows certain employees to defer a portion of their cash compensation by having it contributed to a non-qualified benefit plan. The Company fully funds the deferred compensation liabilities by making cash contributions to a trust at the time the salary or bonus being deferred would otherwise be payable to the employee. Gains or losses on amounts held in the trust are fully allocable to participants, who control the types of investments in the trust. Realized and unrealized holding gains and losses related to these investments increase or decrease the corresponding liability to participants, and thus there is no earnings impact for the Company. The trust investments are considered trading securities and as such are reported at fair value in other assets in the consolidated balance sheet, with the liabilities included in other long term liabilities.
      The Company has a defined contribution savings plan for U.K. employees, under which eligible employees are allowed to contribute up to 15% of their compensation. The Company contributes 5% of pay for all eligible employees and additional amounts equal to 40% of the employee’s contribution to a maximum of 2% of the employee’s pay. The Company contributed approximately $0.2 million for the year ended September 30, 2003, $0.1 million, and $0.2 million for the six month periods ended March 31, 2004 and September 30, 2004, respectively, and $0.3 million for the year ended September 30, 2005.

9.	Related Party Transactions
      On April 7, 2004, Aearo Technologies Inc., Aearo Corporation and Aearo Company I entered into a professional services agreement with Bear Stearns Merchant Manager II, LLC, or BSMM (the “Successor Agreement”). Under the terms of the Successor Agreement, Aearo Technologies Inc., Aearo Corporation and Aearo Company I retained BSMM to provide certain management consulting and financial advisory services, for which the Company will pay BSMM an annual advisory fee equal to the greater of (i) $0.7 million and (ii) 1.25% of the Adjusted Consolidated EBITDA (as defined in our credit facility as in effect on April 7, 2004, plus, to the extent deducted in arriving at Consolidated EBITDA, the aggregate advisory fee paid under the Successor Agreement and any fees paid to Vestar Capital Partners or any of its affiliates) by the Company and its subsidiaries. If Aearo Technologies Inc., Aearo Corporation or Aearo Company I engages BSMM with respect to any merger, acquisition, disposition, recapitalization, issuance of securities, financing or similar transaction, the Company will pay BSMM a transaction fee to be negotiated between the parties. If the parties do not agree on a fee, the transaction fee will be 1.0% of the aggregate enterprise value paid or provided to Aearo Technologies Inc., Aearo Corporation or Aearo Company I. BSMM will also be entitled to a fee (a “Company Sale Fee”) of 0.65% of the aggregate enterprise value paid to Aearo Technologies Inc. or Aearo Corporation in a sale of Aearo Technologies Inc. or Aearo Corporation. The Successor Agreement will terminate on the earlier of (i) April 7, 2014, (ii) the consummation of a sale of Aearo Technologies Inc., Aearo Corporation or Aearo Company I, (iii) termination upon thirty days’ written notice by BSMM and (iv) the consummation of a qualified public offering of Aearo Technologies Inc. common stock. If not terminated by the foregoing, upon the tenth anniversary of the date of the Successor Agreement and the end of each year thereafter, the term is automatically extended for an additional year unless terminated by either party at least

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
30 days prior to such year end. Under the Successor Agreement, Aearo Technologies Inc., Aearo Corporation and Aearo Company I have agreed to indemnify BSMM for any and all claims and losses arising out of, or relating, to the professional services agreement.
      Pursuant to an agreement with Vestar Capital Partners and Cabot Corporation, dated as of July 11, 1995, an annual management fee was payable by the Company equal to the greater of (i) $0.4 million or (ii) 1.25% of the consolidated net income of the Company and its subsidiaries before interest, taxes, depreciation and amortization for such fiscal year (the “Predecessor Agreement”). Payments under the Predecessor Agreement totaled approximately $0.6 million for the year ended September 30, 2003 and $0.4 million for the six months ended March 31, 2004. Payments under the Successor Agreement totaled approximately $0.3 million for the six months ended September 30, 2004 and $0.9 million for the year ended September 30, 2005.

10.	Income Taxes
      Income (loss) before income taxes was as follows (dollars in thousands):

	Predecessor		Successor

		Six Months Ended
	Year Ended			Year Ended
	September 30,	March 31,	September 30,	September 30,
	2003	2004	2004	2005

Domestic	$12,128	$2,674	$(6,067)	$19,217
Foreign	11,031	7,197	(27)	18,473

Income (loss) before income taxes	$23,159	$9,871	$(6,094)	$37,690

      A summary of provision (benefit) for income taxes was as follows (dollars in thousands):

	Predecessor		Successor

		Six Months Ended
	Year Ended			Year Ended
	September 30,	March 31,	September 30,	September 30,
	2003	2004	2004	2005

U.S. Federal and State
Current	$620	$94	$(3,247)	$289
Deferred	—	—	—	4,981

	620	94	(3,247)	5,270
Foreign
Current	1,148	1,624	2,034	4,260
Deferred	783	16	229	1,222

	1,932	1,640	2,263	5,482

Total	$2,551	$1,734	$(984)	$10,752

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The provision (benefit) for income taxes at the Company’s effective tax rate differed from the provision (benefit) for income taxes at the statutory rate as follows (dollars in thousands):

	Predecessor		Successor

		Six Months Ended
	Year Ended			Year Ended
	September 30,	March 31,	September 30,	September 30,
	2003	2004	2004	2005

Computed tax expense (benefit) at the expected statutory rate	$7,875	$3,313	$(2,072)	$12,815
State taxes, net of federal effects	85	36	44	753
Foreign income taxed at different rates	(1,174)	551	914	(797)
Permanent items	125	(452)	130	(433)
Decrease in valuation allowance	(4,710)	(1,714)	—	—
Post-merger net operating loss carryforward adjustment	—	—	—	(1,865)
Other, net	350	—	—	279

Provision (benefit) for income taxes	$2,551	$1,734	$(984)	$10,752

      During the year ended September 30, 2005, the Company recorded $1.9 million of adjustments to the preliminary estimate of the deferred tax assets for post merger net operating losses based on tax returns filed in fiscal year 2005.
      Significant components of deferred income taxes are as follows at September 30 (dollars in thousands):

Deferred tax assets (liabilities)	2004	2005

Pension and other benefits	$1,947	$1,920
Property, plant and equipment	(3,429)	(2,769)
Intangible assets	(72,100)	(58,003)
Derivatives	—	215
Inventory	1,242	1,663
Unrealized foreign currency exchange	(32)	281
Net operating loss and credit carryforwards	17,761	13,532
Accrued expenses and other	2,461	2,068

Subtotal	(52,150)	(41,093)
Valuation allowance	(7,549)	—

Total deferred tax liability	$(59,699)	$(41,093)

Current deferred tax assets	$—	$4,247
Long term deferred tax liabilities	(59,699)	(45,340)
      The valuation allowance at September 30, 2004 related to the uncertainty of realizing the tax benefits of reversing pre-merger temporary differences and net operating loss carryforwards. During the year ended September 30, 2005, management determined that based on current domestic operating results, it is more likely than not that domestic pre-merger net operating losses would be realized and consequently reversed the $7.5 million valuation allowance, which decreased goodwill resulting from the Merger. The gross amount of domestic net operating loss carryforwards, before the tax effect, is approximately $35.1 million as of September 30, 2005. Realization of the deferred tax asset for net operating losses is dependent on generating sufficient future taxable income in the United States prior to the expiration of the net operating losses and

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
credit carryforwards, which expire on various dates ranging from 2010 to 2021 and are subject to certain limitations on their use after the Merger.
      The Company has excluded undistributed earnings of $59.8 million of nine foreign affiliates from its calculation of deferred tax liabilities because they will be permanently invested for the foreseeable future. Should management decide in the future to repatriate all or a portion of these undistributed earnings, the Company would then be required to provide taxes on such amounts.

11.	Stockholders’ Equity

Stock Ownership and Stockholders’ Agreement
      On April 7, 2004, all holders of the capital stock of Aearo Technologies Inc. entered into and became subject to a stockholders’ agreement that governs certain aspects of its relationship among its security holders. The stockholders’ agreement, among other things; allows security holders to join, and allows BSMM and its affiliates to require security holders to join, in any sale or transfer of shares of common stock or preferred stock by BSMM to any third party prior to a qualified public offering of common stock or preferred stock, following which (when aggregated with all prior such sales or transfers) BSMM and its affiliates shall have disposed of in excess of a certain specified percentage of the number of shares of common stock or preferred stock, as applicable, that BSMM and its affiliates owned as of the closing of the Merger; restricts the ability of certain security holders to transfer, assign, sell, gift, pledge, hypothecate or encumber, or otherwise dispose of, common stock or preferred stock or all or part of the voting power associated with common stock or preferred stock, subject to certain specified exceptions; grants to BSMM the right to designate members of the board of directors of Aearo Technologies Inc.; grants to security holders the right to buy their proportionate percentage of securities offered for sale to BSMM by Aearo Technologies Inc.; allows Aearo Technologies Inc. and BSMM to repurchase all or any portion of the common stock and preferred stock held by directors, employees and consultants of Aearo Corporation at varying prices upon the termination of their employment with Aearo Corporation for any reason (including death or disability); grants demand and piggyback registration rights to BSMM and allow security holders to include securities in a registration statement filed by Aearo Technologies Inc. with respect to an offering of common stock or preferred stock (i) in connection with the exercise of any demand rights by BSMM and its affiliates or any other security holders possessing such rights or (ii) in connection with which BSMM and its affiliates exercise “piggyback” registration rights; provides for the payment by Aearo Technologies Inc. of the fees and expenses associated with the exercise of registration rights under the stockholders’ agreement; restricts the ability of Aearo Technologies Inc. and its subsidiaries to enter into certain transactions with BSMM and its affiliates; and provides for non-operating board members of our management to vote their shares at the direction of Aearo Technologies Inc. and to grant Aearo Technologies Inc. a proxy in respect of their shares; restricts our ability to amend the certificate of designations governing our series A preferred stock without the approval of certain of our security holders; and grant to the security holders of Aearo Technologies Inc. information rights with respect of Aearo Technologies Inc. and its subsidiaries.
      The stockholders’ agreement will terminate upon the earliest to occur of (i) the dissolution of Aearo Technologies Inc., (ii) the occurrence of any event that reduces the number of security holders to one, (iii) the consummation of a qualified initial public offering of Aearo Technologies Inc.’s common stock and (iv) the transfer to a person or group other than BSMM and its affiliates of a number of shares of common stock having the power to elect a majority of the Aearo Technologies Inc. Board of Directors.
      Under the terms of the stockholders’ agreement, the Company issued 76,168 shares of cumulative preferred stock that, while outstanding, accrued dividends at the rate of 2.5% of the carrying amount plus unpaid dividends per quarter. Upon a liquidation, dissolution, or winding up of Aearo Technologies Inc., each holder would be entitled to receive, after satisfaction of all indebtedness, prior to any payment in respect of

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
any common stock, an amount equal to the then applicable carrying amount plus any accrued, unpaid and compounded.
      During the year ended September 30, 2005 the Company redeemed all of its outstanding preferred stock with a carrying value of $76.2 million plus accumulated dividends of $9.8 million with a combination of cash on hand and new borrowings. The preferred stock has not been retired and is classified as treasury stock.

Stock Option and Incentive Plans
      In connection with the Merger, Aearo Technologies Inc. adopted a stock incentive plan (“2004 Option Plan”) for the benefit of certain of its employees and terminated the 1996 Executive Stock Option Plan and the 1997 Stock Option Plan of the predecessor company. Options to acquire 18.5% of the total outstanding shares of our ultimate parent’s common stock on a fully diluted basis were granted under the plan. With respect to the options, the plan only permits the issuance of non-qualified options. In addition, common stock representing a total of 1.5% of the outstanding shares of our ultimate parent’s common stock on a fully diluted basis was designated as restricted stock and made available for grant under the plan to new hires. The number of shares of restricted stock and the number of options to be issued to each new hire or employee will be determined by the compensation committee of the Board of Directors of our ultimate parent based on the recommendation of the Chief Executive Officer. The option terms are 10 and 7 years except that in certain instances of termination of employment the options shall expire, or upon the sale of the Company, the options shall immediately vest.
      In 1996, Aearo Corporation’s Board of Directors adopted the Executive Stock Option Plan (the “Executive Plan”) under which non-qualified options to purchase up to 5,000 shares of Aearo Corporation’s common stock may be granted to certain officers and key employees of Aearo Corporation and its subsidiaries. In July 1997, the Company’s Board of Directors adopted and the stockholders subsequently approved the 1997 Stock Option Plan (the “1997 Option Plan”) under which 10,000 shares of Aearo Corporation common stock were reserved for issuance. During the year ended September 30, 2002, an additional 1,800 shares were reserved for issuance under the 1997 Option Plan. Under the 1997 Option Plan, non-qualified and qualified options may be granted to employees, directors and consultants of Aearo Corporation and its subsidiaries. Options granted under the Executive Plan and the 1997 Option Plan will vest and become exercisable upon the earlier of the date on which a stipulated return (as defined) is achieved by Vestar on its investment in the Company or the tenth anniversary of the date of grant. The option term will be 10 years, except that options shall expire in certain instances of termination of employment and upon the sale of the Company. As of September 30, 2003, options to purchase a total of 3,993 shares were outstanding under the Executive Plan and options to purchase a total of 7,930 shares were outstanding under the 1997 Option Plan. A total of 1,077 options are available for grant under the Executive Plan and 3,800 options are available for grant under the 1997 Option Plan. In connection with the Merger, all options issued under both the Executive Plan and the 1997 Option Plan were cancelled.

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Option Activity
      Stock option data for the Executive Plan, the 1997 Option Plan and the 2004 Option Plan are as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price

Outstanding, September 30, 2002	15,920	$649
Forfeited	(3,997)	800

Outstanding, September 30, 2003	11,923	$600

Outstanding, April 1, 2004
Granted	369,185	$10.00
Granted	156,400	17.50

Outstanding, September 30, 2004	525,585	$12.23

Granted	33,800	$10.00
Granted	24,700	39.00
Exercised	(5,252)	10.00
Exercised	(4,550)	17.50
Forfeited	(3,710)	10.00

Outstanding, September 30, 2005	570,573	$13.25

      The following table sets forth information regarding options outstanding at September 30, 2005:

					Weighted
				Weighted	Average
Number			Weighted	Average	Exercise
of Shares		Number	Average	Remaining	Price for	Weighted
Covered by	Exercise	Currently	Exercise	Contractual	Currently	Average
Options	Price	Exercisable	Price	Life	Exercisable	Fair Value

394,023	$10.00	86,087	$10.00	8.27	$10.00	$3.18
151,850	17.50	34,550	17.50	8.80	17.50	—
24,700	39.00	—	39.00	9.96	39.00	13.50

Commitments and Contingencies
12.     Lease Commitments
      The Company leases certain transportation vehicles, warehouse facilities, office space, and machinery and equipment under cancelable and non-cancelable operating leases. Rent expense under such arrangements totaled $6.0 million for the year ended September 30, 2003, $3.1 million for each of the six month periods ended March 31, 2004 and September 30, 2004, respectively, and $6.9 million for the year ended

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
September 30, 2005. Future minimum rental commitments under non-cancelable leases in effect at September 30, 2005 are as follows (dollars in thousands):

2006	$5,757
2007	3,250
2008	3,249
2009	2,301
2010	2,283
Thereafter	3,955

Total	$20,795

Contingencies
      Various lawsuits and claims arise against Aearo Company I in the ordinary course of its business. Most of these lawsuits and claims are products liability matters that arise out of the use of safety eyewear and respiratory product lines manufactured by the Company as well as products purchased for resale.
      Aearo Company I is a defendant in lawsuits by plaintiffs alleging that they suffer from respiratory medical conditions, such as asbestosis or silicosis, relating to exposure to asbestos and silica, and that such conditions result, in part, from the use of respirators that, allegedly, were negligently designed or manufactured. The defendants in these lawsuits are often numerous, and include, in addition to manufacturers and distributors of respirators, manufacturers, distributors and installers of sand (used in sand blasting), asbestos and asbestos-containing products. Many of these claims are covered by the Asset Transfer Agreement entered into on June 13, 1995 by Aearo Company I and Aearo Corporation, on the one hand, and Cabot Corporation and certain of its subsidiaries (the “Sellers”), on the other hand (the “1995 Asset Transfer Agreement”). In the 1995 Asset Transfer Agreement, so long as Aearo Corporation makes an annual payment of $0.4 million to Cabot, the Sellers agreed to retain, and Cabot and the Sellers agreed to defend and indemnify Aearo Corporation and its subsidiaries against, any liability or obligation relating to or otherwise arising under any proceeding or other claim against Aearo Corporation and its subsidiaries or Cabot or their respective affiliates or other parties with whom any Seller directly or indirectly has a contractual liability sharing arrangement which sounds in product liability or related causes of action arising out of actual or alleged respiratory medical conditions caused or allegedly caused by the use of respirators or similar devices sold by Sellers or their predecessors (including American Optical Corporation and its predecessors) prior to July 11, 1995. To date, Aearo Corporation has elected to pay the annual fee and intends to continue to do so. In addition, under the terms of the merger agreement with AC Safety Acquisition Corp. (the “Merger Agreement”), Aearo Corporation agreed to make the annual payment to Cabot for a minimum of seven years from April 7, 2004 (the “Acquisition Date”). Aearo Corporation and its subsidiaries could potentially be liable for claims currently retained by Sellers if Aearo Corporation elects to cease paying the annual fee or if Cabot and the Sellers no longer are able to perform their obligations under the 1995 Asset Transfer Agreement. Cabot acknowledged in the Stock Purchase Agreement that it and Aearo Corporation entered into on June 27, 2003 (providing for the sale by Cabot to Aearo Corporation of all of the common and preferred stock of Aearo Corporation owned by Cabot) that the foregoing provisions of the 1995 Asset Transfer Agreement remain in effect. The 1995 Asset Transfer Agreement does not apply to claims relating to the business of Eastern Safety Equipment, the stock of which Aearo Company I acquired in 1996. Claims related to Eastern Safety Equipment have historically been covered by that company’s insurers under a reservation of rights.

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table sets forth information concerning respiratory claims filed against Aearo Company I in fiscal 2003, 2004 and 2005.

	Silica			Asbestos

		October 1,	October 1,		October 1,	October 1,
	Through	2003 through	2004 through	Through	2003 through	2004 through
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2003	2004	2005	2003	2004	2005

Number of claims at beginning	135	6,629	11,087	564	4,143	4,282
Increases in number of claims	6,529	4,586	2,409	3,862	152	1,074	(1)
Number of claims settled	13	0	2	245	1	0
Number of claims dismissed without payment	22	128	780	38	12	1,232
Ending number of claims	6,629	11,087	12,714	4,143	4,282	4,124
Average amount per claims settled	$24.36	N/A	$16.99	$83.24	$0	$0
Average amount per claims closed(2)	$9.05	$0	$0.04	$72.06	$0	$0

(1)	The 1,074 new asbestos claims include 114 claims that allege exposure from clothing, which Aearo Company I never manufactured.

(2)	The difference between average amount for claims “settled” versus average amount for claims “closed” is that some claims are dismissed or withdrawn without having to pay a settlement or any amount. The “average amount per claim closed” includes claims closed by both settlement and by dismissal without payment while the “average amount per claim settled” is for claims settled.
     In addition to the above claims, the Company may agree to pay a share of the settlement and defense costs in particular cases even though Aearo Company I is not named as a defendant because of agreements with prior owners of the brand and/or because of allegations that Aearo Company I has some risk of legal liability as a successor (“Additional Claims”). During fiscal 2005, the Company paid a total of $1.6 million for settlement, administrative and defense costs resulting in the settlement of 4,325 silica and asbestos claims that were settled between October 1, 2002 and September 30, 2004 involving both claims in which Aearo Company I was named as a defendant and Additional Claims. During fiscal 2005 the Company paid a total of $0.7 million for administrative and defense costs involving both claims in which Aearo Company I was named as a defendant and Additional Claims. Also in fiscal 2005, in addition to the cases in the above chart, the Company paid $0.3 million to settle approximately 4,449 claims, involving a still being determined ratio of claims in which Aearo Company I was named as a defendant and Additional Claims and therefore the above table does not reflect the settlement of these claims. In addition, Aearo Company I may receive the benefit of releases in some additional cases settled by the AO Defense Group regardless of whether or not any claim was made against Aearo Company I.
      The above information was based on data compiled by a third party that tracks numbers of cases and settlements on behalf of the “AO Defense Group” and is believed to be materially accurate. This information may be subject to future adjustment in light of new information becoming available. The AO Defense Group is a voluntary association of current and former manufacturers of the “AO Safety” brand of respirators and certain of their insurers in which Aearo participates and through which all of its settlements have been handled in the relevant years. Also during fiscal 2005, there may have been claims settled by and fully funded by the insurers of Eastern Safety Equipment Co., Inc., a subsidiary of Aearo which is in the process of winding up its affairs. In addition, during fiscal 2005 the Company paid $0.1 million, net of insurance proceeds, to settle a safety eyewear product liability claim.

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      At September 30, 2005 and September 30, 2004, the Company has recorded liabilities of approximately $5.1 million and $5.4 million, respectively, which represents reasonable estimates of its probable liabilities for product liabilities substantially related to asbestos and silica-related claims as determined by the Company in consultation with an independent consultant. The $0.3 million reduction in the reserve, net of new accruals which added to the reserve, since September 30, 2004 is primarily attributed to the payment of $1.6 million, as referenced above, to pay costs attributed to settlement, administrative and defense costs that had been reached over a prior two year time period, $0.7 million for administrative and defense costs involving both claims in which Aearo Company I was named as a defendant and Additional Claims, the payment of $0.3 million, as referenced above, for the settlement of 4,445 claims during fiscal 2005, and $0.1 million, net of insurance proceeds, to settle a safety eyewear product liability claim. This reserve is re-evaluated periodically and additional charges or credits to results of operations may result as additional information becomes available. Various factors increase the difficulty in determining Aearo Company I’s potential liability, if any, in such claims, including the fact that the defendants in these lawsuits are often numerous and the claims generally do not specify the amount of damages sought. Additionally, the bankruptcy filings of other companies with asbestos and silica-related litigation could increase the Company’s cost over time. In light of these and other uncertainties inherent in making long-term projections, the Company has determined that the five-year period through fiscal 2010 is the most reasonable time period for projecting asbestos and silica-related claims and defense costs. It is possible that the Company may incur liabilities in an amount in excess of amounts currently reserved. However, taking into account currently available information, historical experience, and the 1995 Asset Transfer Agreement, but recognizing the inherent uncertainties in the projection of any future events, it is management’s opinion that these suits or claims should not result in final judgments or settlements in excess of the Company’s reserve that, in the aggregate, would have a material effect on the Company’s financial condition, liquidity or results of operations.

13.	Segment Data
      As defined by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company’s three reportable segments are Safety Products, Safety Prescription Eyewear and Specialty Composites. The Safety Products segment manufactures and sells hearing protection devices, communication headsets, non-prescription safety eyewear, face shields, reusable and disposable respirators, hard hats and first aid kits. The Safety Prescription Eyewear segment manufactures and sells prescription eyewear products that are designed to protect the eyes from the typical hazards encountered in the industrial work environment. The Safety Prescription Eyewear segment purchases component parts (lenses and the majority of its frames) from various suppliers, grinds and shapes the lenses to the customer’s prescription, and then assembles the glasses using the customer’s choice of frame. The Specialty Composites segment manufactures a wide array of energy-absorbing materials that are incorporated into other manufacturers’ products to control noise, vibration and shock.
      Net sales to external customers by business segment (dollars in thousands):

	Predecessor		Successor

		Six Months Ended
	Year Ended			Year Ended
	September 30,	March 31	September 30,	September 30,
	2003	2004	2004	2005

Safety Products	$242,263	$127,964	$146,393	$318,450
Safety Prescription Eyewear	40,028	20,337	19,503	39,446
Specialty Composites	34,137	21,278	27,365	65,524

Total	$316,428	$169,579	$193,261	$423,420

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Profit by business segment and reconciliation to income (loss) provision for income taxes (dollars in thousands):

	Predecessor		Successor

		Six Months Ended
	Year Ended			Year Ended
	September 30,	March 31,	September 30,	September 30,
	2003	2004	2004	2005

Safety Products	$50,670	$23,704	$30,962	$62,566
Safety Prescription Eyewear	462	(57)	(58)	161
Specialty Composites	2,713	2,855	5,160	13,918

Segment profit	53,845	26,502	36,064	76,645

Depreciation	11,102	5,931	5,020	10,631
Amortization of intangibles	267	242	2,631	5,228
Inventory purchase accounting adjustment	—	—	17,067	—
Bond call premium	—	—	1,532	—
Restructuring charges	(270)	(1,091)	—	—
Interest, net	19,587	11,549	15,908	23,096

Income (loss) before income taxes	$23,159	$9,871	$(6,094)	$37,690

      Segment profit is defined as earnings before depreciation, amortization, interest expense, inventory purchase accounting adjustment, bond call premium, restructuring and income taxes and presents the measure used by the chief operating decision maker to assess segment performance and make decisions about the allocation of resources to business segments.
      Inter-segment sales of the Specialty Composites segment to the Safety Products segment totaled $3.2 million for the year ended September 30, 2003. Inter-segment sales of the Specialty Composites segment to the Safety Products segment totaled $1.5 million and $1.3 million for the six months ended March 31, 2004 and September 30, 2004, respectively and $3.9 million for the year ended September 30, 2005. The inter-segment sales value is generally determined at fully absorbed inventory cost at standard rates plus 25%.
      Depreciation by business segment (dollars in thousands):

	Predecessor		Successor

		Six Months Ended
	Year Ended			Year Ended
	September 30,	March 31,	September 30,	September 30,
	2003	2004	2004	2005

Safety Products	$8,978	$4,854	$3,945	$8,705
Safety Prescription Eyewear	707	351	356	632
Specialty Composites	1,417	726	719	1,294

Total	$11,102	$5,931	$5,020	$10,631

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Identifiable assets by business segment (dollars in thousands):

	September 30,

	2004	2005

Safety Products	$403,649	$393,083
Safety Prescription Eyewear	24,269	15,583
Specialty Composites	55,768	57,989
Corporate	46,991	51,263

Total	$530,677	$517,918

      Corporate includes cash and other assets not allocated to segments.
      Goodwill by business segment (dollars in thousands):

Year Ended
September 30,
2005

Safety Products	$99,591
Safety Prescription Eyewear	4,100
Specialty Composites	18,500

Total	$122,191

      Capital expenditures including capital leases by business segment (dollars in thousands):

	Predecessor		Successor

		Six Months Ended
	Year Ended			Year Ended
	September 30,	March 31,	September 30,	September 30,
	2003	2004	2004	2005

Safety Products	$8,888	$3,674	$3,733	$5,396
Safety Prescription Eyewear	379	196	125	156
Specialty Composites	619	267	473	1,064
Reconciling items	430	869	190	1,049

Total	$10,316	$5,006	$4,521	$7,665

      Reconciling items include corporate expenditures such as information technology and other shared systems.

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Net sales by principal geographic areas (dollars in thousands):

	Predecessor		Successor

		Six Months Ended
	Year Ended			Year Ended
	September 30,	March 31,	September 30,	September 30,
	2003	2004	2004	2005

United States America	$187,106	$100,629	$118,232	$255,020
Canada	22,965	12,444	14,711	32,725
United Kingdom	15,562	8,810	9,460	18,938
Germany	11,859	6,806	7,128	16,714
Sweden	15,392	7,703	8,233	20,224
France	9,967	8,242	6,636	15,476
Italy	7,044	2,438	2,846	6,885
All Others	46,533	22,507	26,015	57,438

Total	$316,428	$169,579	$193,261	$423,420

      The sales as shown above represent the value of shipments into the customer’s country of residence. For the year ended September 30, 2003 and the six months ended March 31, 2004 and September 30, 2004, and the year ended September 30, 2005, no single customer accounted for more than 5% of sales.
      Net identifiable assets by principal geographic areas (dollars in thousands):

	September 30,

	2004	2005

United States of America	$421,566	$374,464
Canada	11,630	12,590
United Kingdom	35,473	33,021
Germany	222	277
Sweden	60,017	93,625
France	1,294	3,045
All others	475	896

Total	$530,677	$517,918

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Quarterly Financial Data (Unaudited)
      The following table contains selected unaudited quarterly financial data for fiscal years 2004 and 2005 (dollars in thousands, except per share data):

	Predecessor		Successor

	Fiscal Year 2004				Fiscal Year 2005

	First	Second	Third	Fourth	First	Second	Third	Fourth

Net sales	$79,201	$90,378	$97,126	$96,135	$95,761	$104,478	$113,198	$109,983
Cost of sales	41,776	47,280	68,144	50,347	48,705	52,928	58,124	56,953

Gross profit	37,425	43,098	28,982	45,788	47,056	51,550	55,074	53,030
Restructuring charge	—	(1,091)	—	—	—	—	—	—
Income (loss) before income taxes	3,335	6,536	(13,216)	7,122	6,614	9,294	12,011	9,771
Net income (loss)	2,683	5,454	(14,247)	9,137	5,018	7,211	8,887	5,822
Net income (loss) available for common stockholders	748	3,459	(16,135)	7,189	3,021	5,164	7,293	5,376
Basic earnings per share	$12.59	$58.22	$(6.43)	$2.86	$1.20	$2.05	$2.90	$2.13
Diluted earnings per share	$12.59	$58.22	$(6.43)	$2.86	$1.20	$2.05	$2.87	$1.93
      In the third quarter of fiscal 2004, the Company recorded a non-recurring charge of $17.1 million resulting from the write-up of inventory required by SFAS No. 141 on the Acquisition Date and subsequent sale of such inventory.

15.	Restructuring
      In fiscal 2001, the Company recorded an unusual charge of $11.4 million related to a restructuring plan announced by the Company to improve its competitive position and long-term profitability. The plan included the closure of its Ettlingen, Germany plant, significantly reorganizing operations at the Company’s Varnamo, Sweden plant, rationalizing the manufacturing assets and product mix of its Specialty Composites business unit and a reduction of products and product lines.
      During 2003, the Company reversed $0.3 million of reserves related to the fiscal 2001 restructuring provision. The adjustment represented a change in estimate of the plan for the disposal of certain items of inventory and was classified as a reduction in cost of sales.
      During the second quarter of 2004, the Company reversed $1.1 million of reserves related to the fiscal 2001 restructuring provision. The adjustment represented a change in estimate related to amounts for non-cancelable lease obligations due to the renegotiation of the subject lease that was completed in the second quarter.
      The following table displays the activity and balances of the restructuring reserve of the predecessor company as of and for the year ended September 30, 2003 and six months ended March 31, 2004 (dollars in thousands):

	September 30,			September 30,
	2002	Reversals	Charges	2003

Employee termination costs	$730	$—	$(506)	$224
Lease agreements	2,352	—	(896)	1,456
Loss on disposal of assets	700	—	(9)	691
Other	47	—	(30)	17

Total	$3,829	$—	$(1,441)	$2,388

AEARO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	September 30,			March 31,
	2003	Reversals	Charges	2004

Employee termination costs	$224	$—	$(224)	$—
Lease agreements	1,456	(1,091)	(365)	—
Loss on disposal of assets	691	—	(691)	—
Other	17	—	(17)	—

Total	$2,388	$(1,091)	$(1,297)	$—

16.	Valuation and Qualifying Accounts
      For the periods ended September 30, 2003, March 31, 2004 , September 30, 2004 and September 30, 2005 (in thousands):

	Additions

	Balance at	Provisions	Charged to	Net Deductions	Balance at
	Beginning	Charged to	Other	From	End of
	of Period	Operations	Accounts	Allowances	Period

Year ended September 30, 2003
Bad Debt Reserve	$1,524	$243	$—	$(409)	$1,358
Six months ended March 31, 2004
Bad Debt Reserve	1,358	233	—	(97)	1,494

Six months ended September 30, 2004
Bad Debt Reserve	1,494	137	—	(297)	1,334
Year ended September 30, 2005
Bad Debt Reserve	1,334	179	—	(307)	1,206

E·A·R · AOSafety · SafeWaze · PELTOR

Aearo TECHNOLOGIES

PROTECTING PEOPLE, PRODUCTS AND PERFORMANCE

AEARO TECHNOLOGIES PROTECTING PEOPLE, PRODUCTS AND PERFORMANCE

       No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.
       Until                     , 2006 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

shares
Common Stock

PROSPECTUS

                                      , 2006
Bear, Stearns & Co. Inc.
Banc of America Securities LLC
Deutsche Bank Securities
JPMorgan
Morgan Keegan & Company, Inc.

Part II
Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution
      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Aearo Technologies Inc. in connection with the issuance and sale of the securities being registered. All amounts are estimates except the SEC registration and NYSE filing fees.

SEC registration fee		$27,071
NASD filing fee		23,500
NYSE listing fee*
Transfer agent’s fee*
Printing and engraving expenses*
Legal fees and expenses*
Accounting fees and expenses*
Miscellaneous*

Total	$

*	To be completed by amendment

Item 14.	Indemnification of Directors and Officers
      Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal or investigative (other than an action by or in the fight of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the fight of the corporation to procure a judgment in its favor, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
      Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit.
      In accordance with the provisions of the amended and restated certificate of incorporation and amended and restated by-laws of Aearo Technologies Inc., Aearo Technologies Inc. shall indemnify, to the fullest extent permitted by law, any person who is or was a party, or is threatened to be made a party to, any threatened, pending or contemplated action, suit or other type of proceeding (other than an action by or in our right), whether civil, criminal, administrative, investigative or otherwise, and whether formal or informal, by reason of the fact that such person is or was Aearo Technologies Inc.’s director, officer or employee or is or was serving at Aearo Technologies Inc.’s request (as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against judgments, amounts paid in settlement, penalties, fines (including an excise tax assessed with respect to any employee benefit plan) and expenses (including counsel fees) actually and reasonably incurred in connection with any such action, suit or other proceeding, including any appeal thereof, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, Aearo Technologies Inc.’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In addition, Aearo Technologies Inc. also carries insurance on behalf of its directors, officers, employees or agents that may cover liabilities under the Securities Act.
      Aearo Technologies Inc. provides its directors and officers with additional director and officer liability insurance.

Item 15.	Recent Sales of Unregistered Securities
      Set forth below in chronological order is certain information regarding securities issued by the Registrant in the last three years in transactions that were not registered under the Securities Act, including the consideration, if any, received by the Registrant for such issuances.
      1. On March 10, 2004, the Registrant issued 100 shares of common stock to entities affiliated with BSMB for an aggregate purchase price of $100.00.
      2. On April 7, 2004, the Registrant issued 2,015,962 shares of common stock, one share of Class A common stock and 60,377 shares of preferred stock to entities affiliated with BSMB for an aggregate purchase price of $80,536,620.01.
      3. On April 7, 2004, the Registrant issued 266,491 shares of common stock and 7,971 shares of preferred stock to certain members of management for an aggregate purchase price of $10,635,910.00.
      4. On April 7, 2004, the Registrant issued 253,247 shares of common stock and 7,595 shares of preferred stock to certain sellers under the Merger Agreement for an aggregate purchase price of $10,127,470.
      5. On April 7, 2004, the Registrant issued 47,544 shares of restricted common stock to certain members of management.
      6. On July 19, 2004, the Registrant issued to certain members of management and certain employees, Tranche A Options exercisable for 290,775 shares of common stock, Tranche B Options exercisable for 156,400 shares of common stock and Tranche C Options exercisable for 76,200 shares of common stock.
      7. On August 23, 2004, the Registrant issued 20,000 shares of restricted stock to Thomas R. D’Amico.
      8. On December 14, 2004, the Registrant issued Tranche A Options exercisable for 4,500 shares of common stock to Nick White.
      9. On January 1, 2005, the Registrant issued Tranche A Options exercisable for 1,500 shares of common stock to Noel Mardsen.
      10. On February 10, 2005, the Registrant issued to certain members of management and certain employees, Tranche A Options exercisable for 21,400 shares of common stock in the aggregate.

      Each of the above-described transactions were exempt from registration (i) pursuant to Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, as transactions not involving a public offering or (ii) in the case of restricted stock and stock options, as transactions not involving a sale of securities. With respect to each transaction listed above, no general solicitation was made by either the Registrant or any person acting on its behalf; the securities sold are subject to transfer restrictions; and the certificates for the shares contained an appropriate legend stating such securities have not been registered under the Securities Act and may not be offered or sold absent, registration or pursuant to an exemption therefrom.

Item 16.	Exhibits and Financial Statement Schedules
      (a) Exhibits

Exhibit
Number		Exhibit

1	.1*	Form of Underwriting Agreement.
2.1		Agreement and Plan of Merger among Aearo Corporation, Aearo Technologies Inc. (formerly known as AC Safety Holding Corp.) and AC Safety Acquisition Corp. dated March 10, 2004 (Incorporated by reference to Exhibit 2.1 of Aearo Corporation’s Current Report on Form 8-K filed April 22, 2004 (File No. 33-96190)).
3	.1*	Form of Amended and Restated Certificate of Incorporation of Aearo Technologies Inc.
3	.2*	Form of Amended and Restated Bylaws of Aearo Technologies Inc.
4.1		Indenture, dated as of April 7, 2004, among Aearo Company I, Cabot Safety Intermediate Corporation, VH Industries, Inc. and J.P. Morgan Trust Company, as Trustee (Incorporated by reference to Exhibit 4.1 of Aearo Company I’s registration statement on Form S-4 filed June 18, 2004 (File No. 333-116676)).
4.2		Form of Exchange Note (included in Exhibit 4.1).
5	.1*	Opinion of Dorsey & Whitney LLP.
10.1		Credit Agreement among Aearo Technologies Inc., Aearo Corporation, Aearo Company I, the various Lenders party thereto, Bear Stearns Corporate Lending, as Syndication Agent, National City Bank of Indiana, as Co-Documentation Agent, Wells Fargo Bank, N.A., as Co-Documentation Agent, and Deutsche Bank AG, New York Branch, as Administrative Agent dated April 7, 2004 (Incorporated by reference to Exhibit 10.1 of Aearo Company I’s registration statement on Form S-4 filed June 18, 2004 (File No. 333-116676)).
10.2		First Amendment to Credit Agreement dated as of April 28, 2005 by and among Aearo Technologies Inc., Aearo Corporation, Aearo Company I, the various Lenders party thereto, Bear Stearns Corporate Lending, as Syndication Agent, National City Bank of Indiana, as Co-Documentation Agent, Wells Fargo Bank, N.A., as Co-Documentation Agent, and Deutsche Bank AG, New York Branch, as Administrative Agent (Incorporated by reference to Exhibit 10 of Aearo Company I’s Current Report on Form 8-K filed May 4, 2005 (File No. 333-116676)).
10.3		Professional Services Agreement among Aearo Technologies Inc., AC Safety Acquisition Corp., Aearo Company I and Bear Stearns Merchant Manager II, LLC dated April 7, 2004 (Incorporated by reference to Exhibit 10.1 to Aearo Corporation’s Current Report on Form 8-K filed April 22, 2004 (File No. 33-96190)).
10.4		Executive Employment Agreement dated as of March 10, 2004 between AC Safety Acquisition Corp. and Michael A. McLain (Incorporated by reference to Exhibit 10.3 to Aearo Company I’s registration statement on Form S-4 filed June 18, 2004 (File No. 333-116676)).
10.5		Executive Employment Agreement dated as of March 10, 2004 between AC Safety Acquisition Corp. and D. Garrad Warren III (Incorporated by reference to Exhibit 10.4 to Aearo Company I’s registration statement on Form S-4 filed June 18, 2004 (File No. 333-116676)).
10.6		Executive Employment Agreement dated as of March 10, 2004 between AC Safety Acquisition Corp. and M. Rand Mallitz (Incorporated by reference to Exhibit 10.5 to Aearo Company I’s registration statement on Form S-4 filed June 18, 2004 (File No. 333-116676)).

Exhibit
Number		Exhibit

10.7		Executive Employment Agreement dated as of March 10, 2004 between AC Safety Acquisition Corp. and James M. Phillips (Incorporated by reference to Exhibit 10.6 to Aearo Company I’s registration statement on Form S-4 filed June 18, 2004 (File No. 333-116676)).
10.8		Executive Employment Agreement dated as of March 10, 2004 between AC Safety Acquisition Corp. and Rahul Kapur (Incorporated by reference to Exhibit 10.7 to Aearo Company I’s registration statement on Form S-4 filed June 18, 2004 (File No. 333-116676)).
10.9		Executive Employment Agreement dated as of March 10, 2004 between AC Safety Acquisition Corp. and Jeffrey S. Kulka (Incorporated by reference to Exhibit 10.8 to Aearo Company I’s registration statement on Form S-4 filed June 18, 2004 (File No. 333-116676)).
10.10		Executive Employment Agreement dated as of March 10, 2004 between AC Safety Acquisition Corp. and James H. Floyd (Incorporated by reference to Exhibit 10.9 to Aearo Company I’s registration statement on Form S-4 filed June 18, 2004 (File No. 333-116676)).
10.11		Aearo Technologies Inc. 2004 Stock Incentive Plan (Incorporated by reference to Exhibit 10.11 to Aearo Company I’s registration statement on Form S-4 filed June 18, 2004 (File No. 333-116676)).
10.12		Management Subscription and Contribution Agreement dated as of April 7, 2004 among Aearo Technologies Inc., D. Garrad Warren III, Jeffrey S. Kulka, and James M. Phillip and Carol E. Phillips as Trustee of the James M. Phillips Trust dated December 19, 2000.
10.13		Management Contribution Agreement dated as of April 7, 2004 among Aearo Technologies Inc., Michael A. McLain, James H. Floyd, Rahul Kapur, and M. Rand Mallitz.
10.14		Stockholders’ Agreement dated as of April 7, 2004 among Aearo Technologies Inc. and the holders that are parties thereto.
10.15		Aearo Technologies Inc. Deferred Compensation Plan (Incorporated by reference to Exhibit 10.10 to Aearo Company I’s registration statement on Form S-4 filed June 18, 2004 (File No. 333-116676)).
10.16		Executive Employment Agreement dated as of July 13, 2004 between Aearo Technologies Inc. and Thomas R. D’Amico (Incorporated by reference to Exhibit 10.13 to Aearo Company I’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (File No. 333-116676)).
10.17		Summary of Management Incentive Plan for Executives other than the CEO (Incorporated by reference to Exhibit 10.14 to Aearo Company I’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (File No. 333-116676)).
10.18		Summary of Management Incentive Plan for the CEO (Incorporated by reference to Exhibit 10.15 to Aearo Company I’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (File No. 333-116676)).
10.19		Aearo Company I Nonqualified Deferred Compensation Plan, as amended (Incorporated by reference to Exhibit 10.16 to Aearo Company I’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (File No. 333-116676)).
10.20		Summary of Executive Supplemental Severance Pay Policy (Incorporated by reference to Exhibit 10.17 to Aearo Company I’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (File No. 333-116676)).
10	.21*	Performance Incentive Plan.
21.1		List of Subsidiaries.
23.1		Consent of Deloitte & Touche LLP.
23	.2*	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).
24.1		Powers of Attorney (included on signature page).

*	To be filed by Amendment.

Item 17.	Undertakings
      1. The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      2. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      3. The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on the 21st day of November, 2005.

AEARO TECHNOLOGIES INC.

By:	/s/ Michael A. McLain

Michael A. McLain
Chief Executive Officer and President
Power of Attorney
      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints Michael A. McLain and Jeffrey S. Kulka, or either of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to the registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Michael A. McLain Michael A. McLain	Chief Executive Officer, President and Chairman of the Board of Directors (Principal Executive Officer)	November 21, 2005

/s/ Jeffrey S. Kulka Jeffrey S. Kulka	Senior Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	November 21, 2005

/s/ John D. Howard John D. Howard	Director	November 21, 2005

/s/ Douglas R. Korn Douglas R. Korn	Director	November 21, 2005

Signature	Title	Date

/s/ Nick White Nick White	Director	November 21, 2005

/s/ Peter S. Cureton Peter S. Cureton	Director	November 21, 2005

Exhibit Index

Exhibit
Number		Exhibit

1	.1*	Form of Underwriting Agreement.
2.1		Agreement and Plan of Merger among Aearo Corporation, Aearo Technologies Inc. (formerly known as AC Safety Holding Corp.) and AC Safety Acquisition Corp. dated March 10, 2004 (Incorporated by reference to Exhibit 2.1 of Aearo Corporation’s Current Report on Form 8-K filed April 22, 2004 (File No. 33-96190)).
3	.1*	Form of Amended and Restated Certificate of Incorporation of Aearo Technologies Inc.
3	.2*	Form of Amended and Restated Bylaws of Aearo Technologies Inc.
4.1		Indenture, dated as of April 7, 2004, among Aearo Company I, Cabot Safety Intermediate Corporation, VH Industries, Inc. and J.P. Morgan Trust Company, as Trustee (Incorporated by reference to Exhibit 4.1 of Aearo Company I’s registration statement on Form S-4 filed June 18, 2004 (File No. 333-116676)).
4.2		Form of Exchange Note (included in Exhibit 4.1).
5	.1*	Opinion of Dorsey & Whitney LLP.
10.1		Credit Agreement among Aearo Technologies Inc., Aearo Corporation, Aearo Company I, the various Lenders party thereto, Bear Stearns Corporate Lending, as Syndication Agent, National City Bank of Indiana, as Co-Documentation Agent, Wells Fargo Bank, N.A., as Co-Documentation Agent, and Deutsche Bank AG, New York Branch, as Administrative Agent dated April 7, 2004 (Incorporated by reference to Exhibit 10.1 of Aearo Company I’s registration statement on Form S-4 filed June 18, 2004 (File No. 333-116676)).
10.2		First Amendment to Credit Agreement dated as of April 28, 2005 by and among Aearo Technologies Inc., Aearo Corporation, Aearo Company I, the various Lenders party thereto, Bear Stearns Corporate Lending, as Syndication Agent, National City Bank of Indiana, as Co-Documentation Agent, Wells Fargo Bank, N.A., as Co-Documentation Agent, and Deutsche Bank AG, New York Branch, as Administrative Agent (Incorporated by reference to Exhibit 10 of Aearo Company I’s Current Report on Form 8-K filed May 4, 2005 (File No. 333-116676)).
10.3		Professional Services Agreement among Aearo Technologies Inc., AC Safety Acquisition Corp., Aearo Company I and Bear Stearns Merchant Manager II, LLC dated April 7, 2004 (Incorporated by reference to Exhibit 10.1 to Aearo Corporation’s Current Report on Form 8-K filed April 22, 2004 (File No. 33-96190)).
10.4		Executive Employment Agreement dated as of March 10, 2004 between AC Safety Acquisition Corp. and Michael A. McLain (Incorporated by reference to Exhibit 10.3 to Aearo Company I’s registration statement on Form S-4 filed June 18, 2004 (File No. 333-116676)).
10.5		Executive Employment Agreement dated as of March 10, 2004 between AC Safety Acquisition Corp. and D. Garrad Warren III (Incorporated by reference to Exhibit 10.4 to Aearo Company I’s registration statement on Form S-4 filed June 18, 2004 (File No. 333-116676)).
10.6		Executive Employment Agreement dated as of March 10, 2004 between AC Safety Acquisition Corp. and M. Rand Mallitz (Incorporated by reference to Exhibit 10.5 to Aearo Company I’s registration statement on Form S-4 filed June 18, 2004 (File No. 333-116676)).
10.7		Executive Employment Agreement dated as of March 10, 2004 between AC Safety Acquisition Corp. and James M. Phillips (Incorporated by reference to Exhibit 10.6 to Aearo Company I’s registration statement on Form S-4 filed June 18, 2004 (File No. 333-116676)).
10.8		Executive Employment Agreement dated as of March 10, 2004 between AC Safety Acquisition Corp. and Rahul Kapur (Incorporated by reference to Exhibit 10.7 to Aearo Company I’s registration statement on Form S-4 filed June 18, 2004 (File No. 333-116676)).
10.9		Executive Employment Agreement dated as of March 10, 2004 between AC Safety Acquisition Corp. and Jeffrey S. Kulka (Incorporated by reference to Exhibit 10.8 to Aearo Company I’s registration statement on Form S-4 filed June 18, 2004 (File No. 333-116676)).
10.10		Executive Employment Agreement dated as of March 10, 2004 between AC Safety Acquisition Corp. and James H. Floyd (Incorporated by reference to Exhibit 10.9 to Aearo Company I’s registration statement on Form S-4 filed June 18, 2004 (File No. 333-116676)).

Exhibit
Number		Exhibit

10.11		Aearo Technologies Inc. 2004 Stock Incentive Plan (Incorporated by reference to Exhibit 10.11 to Aearo Company I’s registration statement on Form S-4 filed June 18, 2004 (File No. 333-116676)).
10.12		Management Subscription and Contribution Agreement dated as of April 7, 2004 among Aearo Technologies Inc., D. Garrad Warren III, Jeffrey S. Kulka, and James M. Phillip and Carol E. Phillips as Trustee of the James M. Phillips Trust dated December 19, 2000.
10.13		Management Contribution Agreement dated as of April 7, 2004 among Aearo Technologies Inc., Michael A. McLain, James H. Floyd, Rahul Kapur, and M. Rand Mallitz.
10.14		Stockholders’ Agreement dated as of April 7, 2004 among Aearo Technologies Inc. and the holders that are parties thereto.
10.15		Aearo Technologies Inc. Deferred Compensation Plan (Incorporated by reference to Exhibit 10.10 to Aearo Company I’s registration statement on Form S-4 filed June 18, 2004 (File No. 333-116676)).
10.16		Executive Employment Agreement dated as of July 13, 2004 between Aearo Technologies Inc. and Thomas R. D’Amico (Incorporated by reference to Exhibit 10.13 to Aearo Company I’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (File No. 333-116676)).
10.17		Summary of Management Incentive Plan for Executives other than the CEO (Incorporated by reference to Exhibit 10.14 to Aearo Company I’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (File No. 333-116676)).
10.18		Summary of Management Incentive Plan for the CEO (Incorporated by reference to Exhibit 10.15 to Aearo Company I’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (File No. 333-116676)).
10.19		Aearo Company I Nonqualified Deferred Compensation Plan, as amended (Incorporated by reference to Exhibit 10.16 to Aearo Company I’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (File No. 333-116676)).
10.20		Summary of Executive Supplemental Severance Pay Policy (Incorporated by reference to Exhibit 10.17 to Aearo Company I’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (File No. 333-116676)).
10	.21*	Performance Incentive Plan.
21.1		List of Subsidiaries.
23.1		Consent of Deloitte & Touche LLP.
23	.2*	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).
24.1		Powers of Attorney (included on signature page).

*	To be filed by Amendment.